
08050183

Interplay

INTERPLAY ENTERTAINMENT CORP.

2007 ANNUAL REPORT

Interplay Entertainment Corp.

100 North Crescent Drive Suite 324
Beverly Hills, California 90210

May 21, 2008

Dear Stockholder:

You are cordially invited to attend the 2008 Annual Meeting of Stockholders of Interplay Entertainment Corp. The meeting will be held on Monday, June 30, 2008, beginning at 5:00 P.M., Pacific Daylight Saving Time, at the corporate offices of Interplay Entertainment Corp.100 North Crescent Drive Suite 324 Beverly Hills, CA 90210.

Information about the meeting and the matters on which stockholders will act is included in the Notice of Annual Meeting of Stockholders and Proxy Statement that follow.

It is important that your shares be represented at the Annual Meeting. Whether or not you plan to attend, you are urged to promptly vote your shares by proxy. You may vote electronically using the web site address or toll-free telephone number included on your proxy card. You may also vote by mail. If you choose to vote by mail, please complete, sign, date and return your proxy card in the enclosed envelope as soon as possible. If you are able to attend the meeting and wish to vote in person, you may withdraw your proxy at that time.

Our stockholders will notice that the Company decided to include our latest SEC filing for the period ended March 31, 2008, in addition to our annual report and Proxy statement for our stockholder' information.

Sincerely

/s/ Hervé Caen

Herve Caen

Chairman, Chief Executive Officer and Interim Chief
Financial Officer

Interplay Entertainment Corp.

TABLE OF CONTENTS

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A)
OF THE SECURITIES EXCHANGE ACT OF 1934

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INTERPLAY ENTERTAINMENT CORP.

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INTERPLAY ENTERTAINMENT CORP.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TIME	5:00 p.m. Pacific Time on June 30, 2008.
PLACE..	Interplay Entertainment Corp. 100 North Crescent Drive Beverly Hills, CA 90210
ITEMS OF BUSINESS	(1) To approve an amendment to our Restated Certificate of Incorporation, as amended, to decrease the minimum number of directors from seven (7) to three (3), effective as of the date on which the number of directors first fell below seven (7), with such number being initially fixd at three (3) and if Proposal 2 is approved then such number shall be fixed at five (5). (2) Subject to the approval of Proposal 1, to elect five members of the Board of Directors to serve until the next annual stockholder meeting. (3) To amend our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of our Common Stock, par value $0.001 per share, by 150,000,000 shares for a total authorized amount of 300,000,000 shares of Common Stock. (4) To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement.
RECORD DATE	You can vote if, at the close of business on May 14, 2008, you were a stockholder of the Company.
PROXY VOTING	All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, you are urged to vote promptly by signing and returning the enclosed Proxy card.
May 20, 2008	/s/ Hervé Caen Hervé Caen Chief Executive Officer and Interim Chief Financial Officer

Interplay Entertainment Corp.
100 N. Crescent Drive Beverly Hills, California 90210
(310) 432-1958

PROXY STATEMENT

These Proxy materials are delivered in connection with the solicitation by the Board of Directors of Interplay Entertainment Corp., a Delaware corporation ("Interplay," the "Company", "we", or "us"), of Proxies to be voted at our 2008 Annual Meeting of Stockholders and at any adjournments or postponements thereof.

You are invited to attend our Annual Meeting of Stockholders on June 30, 2008, beginning at 5:00 p.m. Pacific Time. The meeting will be held at Interplay Entertainment Corp. office headquarters, 100 N. Crescent Drive, Beverly Hills, California 90210.

Pursuant to the new rules recently adopted by the Securities and Exchange Commission, we have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending on May 20, 2008 a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record and beneficial owners. All stockholders will have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Notice. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Stockholders Entitled to Vote. Holders of our common stock at the close of business on May 14, 2008 are entitled to vote their shares at the Annual Meeting. Common stock is the only outstanding class of our securities entitled to vote at the Annual Meeting. As of the close of business on May 14, 2008, there were 103,855,634 shares of common stock outstanding, including 4,658,216 shares of Treasury Stock.

Proxies. Your vote is important. If your shares are registered in your name, you are a stockholder of record. If your shares are in the name of your broker or bank, your shares are held in street name. We encourage you to vote by Proxy so that your shares will be represented and voted at the meeting even if you cannot attend. All stockholders can vote by Proxy card. Your submission of the Proxy will not limit your right to vote at the Annual Meeting if you later decide to attend in person. **If your shares are held in street name, you must obtain a Proxy, executed in your favor, from the holder of record in order to be able to vote at the meeting**. If you are a stockholder of record, you may revoke your Proxy at any time before the meeting either by filing with the Secretary of the Company, at its principal executive offices, a written notice of revocation or a duly executed Proxy bearing a later date, or by attending the Annual Meeting and expressing a desire to vote your shares in person. All shares entitled to vote and represented by properly executed Proxies received prior to the Annual Meeting, and not revoked, will be voted at the Annual Meeting in accordance with the instructions indicated on those Proxies. If no instructions are indicated on a properly executed Proxy, the shares represented by that Proxy will be voted as recommended by the Board of Directors.

Quorum. The presence, in person or by Proxy, of a majority of the votes entitled to be cast by the stockholders entitled to vote at the Annual Meeting is necessary to constitute a quorum. Abstentions and broker non-votes will be included in the number of shares present at the Annual Meeting for determining the presence of a quorum. Broker non-votes occur when a broker holding customer securities in street name has not received voting instructions from the customer on certain non-routine matters and, therefore, is barred by the rules of the applicable securities exchange from exercising discretionary authority to vote those securities.

Voting. Each share of our common stock is entitled to one vote on each matter properly brought before the meeting. On the election of directors, our stockholders have cumulative voting rights (please see "Election of Directors" below for a description of your cumulative voting rights). Abstentions will be counted toward the tabulation of votes cast on proposals submitted to stockholders and will have the same effect as negative votes, while broker non-votes will not be counted as votes cast for or against such matters.

Proxy Solicitation Costs. The costs associated with the solicitation of stockholder proxies by our Board in connection with this 2008 annual stockholder meeting shall be borne by the Company.

Amendments to the Amended and Restated Certificate of Incorporation. The approval of each of the amendments to our Amended and Restated Certificate of Incorporation in Proposals 1 and 3 will require the affirmative vote of a majority of the outstanding shares of common stock present, in person or by proxy, at the

Annual Meeting at which a quorum is present. For purposes of each of the votes regarding amendment to the Certificate of Incorporation, abstentions and broker non-votes will have the same effect as a vote against approval of the amendment.

Election of Directors. The five nominees for director receiving the highest number of votes at the Annual Meeting will be elected. If any nominee is unable or unwilling to serve as a director at the time of the Annual Meeting, the Proxies will be voted for such other nominee(s) as shall be designated by the current Board of Directors to fill any vacancy. We have no reason to believe that any nominee will be unable or unwilling to serve if elected as a director.

Our stockholders have cumulative voting rights when voting on the election of directors. Cumulative voting rights entitle each stockholder to the number of votes he or she would otherwise have in the absence of cumulative voting rights, multiplied by the number of directors to be elected. Each stockholder may cast all of the resulting votes for a single director, or may distribute them among the directors to be elected at the stockholder's discretion. In order to determine how many votes a stockholder is entitled to cast as a consequence of cumulative voting rights, the stockholder multiplies the total number of shares of our common stock owned by such stockholder by the number of directors being elected, in this case five. The total that results is the number of votes the stockholder may cast in the election of directors. The proxies solicited by the Board of Directors confer discretionary authority on the proxy holders to cumulate votes to elect the nominees listed in this Proxy Statement. The proxy holder may cumulate votes to elect one or several directors as may be necessary to elect the maximum number of nominees.

Other Matters. At the date this Proxy Statement went to press, we do not know of any other matters to be raised at the Annual Meeting.

Item 1: AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO REDUCE THE MINIMUM NUMBER OF OUR DIRECTORS

Introduction. The Board has unanimously approved, subject to stockholder approval, an amendment to our Amended and Restated Certificate of Incorporation, as amended ("the Director Reduction Amendment") that will decrease the minimum number of directors from seven (7) to three (3). The Director Reduction Amendment will be effective as of the date the number first fell below seven (7). The specific of number of directors will initially will be fixed at three (3) and if Proposal 2 is approved then such number shall be fixed at five (5). The complete text of the form of the Director Reduction Amendment is set forth as Appendix 1 to this Proxy Statement.

The Director Reduction Amendment has been recommended by our Board of Directors because the Board has consisted for several years of only three directors and if Proposal 2 is passed will consist of only five directors. While the Company has been restructuring for the last few years it has not been in the best interests of the Company to find new directors beyond the remaining three directors. Our Board believes that reducing the required minimum and increasing the board size to five directors is now appropriate for the Company.

If the Proposal is adopted, Article 5(a) of our Amended and Restated Certificate of Incorporation, as amended, effective as of the date on which the number of directors first fell below seven (7), will read as follows:

"ARTICLE 5

(a) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors and elections of directors need not be by written ballot unless otherwise provided in the Bylaws. The number of directors which shall constitute the whole Board of Directors of the Corporation shall be between three (3) and nine (9), unless such minimum and/or maximum number shall be changed by amendment to this Certificate of Incorporation. The exact number of directors constituting the whole Board of Directors may be changed from time to time by the Board of Directors, within the limits provided above, in accordance with the Bylaws of the Corporation."

Certain Effects of the Director Reduction Amendment. The Board believes that approval of this Proposal is essential. However, the following should be considered by a stockholder in deciding how to vote upon this Proposal. The Proposal, if approved, is intended to make valid the actions of the Board while the Board has operated below the minimum number of seven directors and would provide the Company with a Board size appropriate to the current operations of the Company. The exact number of directors constituting the whole Board of Directors will be initially fixed by the Board at three (3) and if Proposal 2 is approved, will be fixed at five (5).

Effectiveness of the Director Reduction Amendment. If the Director Reduction Amendment is approved by the requisite vote of our stockholders, the Director Reduction Amendment will be effective as of the date on which the number of directors first fell below seven and upon the date of filing and acceptance of the Director Reduction Amendment with the Delaware Secretary of State, which filing is expected to take place shortly after the Annual Meeting. If the stockholders do not approve this Proposal, then the Director Reduction Amendment will not be filed.

Vote Required. The affirmative vote of a majority of the outstanding shares of our common stock present, in person or by proxy, at the annual meeting at which a quorum is present is required to approve the Director Reduction Amendment. For purposes of the vote to amend the Amended and Restated Certificate of Incorporation, as amended, abstentions and broker non-votes will have the same effect as a vote against approval of the Director Reduction Amendment. All proxies will be voted to approve the Director Reduction Amendment unless a contrary vote is indicated on the enclosed proxy card.

The Board Unanimously Recommends a Vote "FOR" the Proposal to Amend our Amended and Restated Certificate of Incorporation in Order to Reduce the Minimum Number of Our Directors.

ITEM 2: ELECTION OF DIRECTORS

Item 2 is the election of five members of our Board of Directors. Our Board has amended our Bylaws so that, if Proposal 1 is approved, the Bylaws will provide that the number of directors constituting the Board shall be between three and nine, to be fixed by the Board from time to time. The Board has currently fixed the number of directors at three, if Proposal 1 is approved, and five, if Proposal 2 is approved.

Unless otherwise instructed, the Proxy holders will vote the Proxies received by them for the nominees named below. If any nominee is unwilling to serve as a director at the time of the Annual Meeting, the Proxies will be voted for such other nominee(s) as shall be designated by the then current Board of Directors to fill any vacancy. We have no reason to believe that any nominee will be unable or unwilling to serve if elected as a director.

The Board of Directors proposes the election of the following nominee directors:

Hervé Caen
Michel Welter
Eric Caen
Alberto Haddad
Xavier de Portal

If elected, the foregoing five nominees are expected to serve until the 2009 Annual Meeting of Stockholders. The five nominees for election as directors at the Annual Meeting who receive the highest number of affirmative votes will be elected.

The principal occupation and certain other information about the nominees and the executive officers are set forth on the following pages.

The Board of Directors Unanimously Recommends a Vote "FOR" the Election of the Nominees Listed Above.

MANAGEMENT

Directors and Executive Officers

The following persons currently serve as our directors:

Directors	Age
Hervé Caen	46
Eric Caen	42
Michel Welter	49

The Board of Directors has nominated Alberto Haddad and Xavier de Portal for election to the Board of Directors. If elected, Alberto Haddad will serve on the independent and compensation committees. If elected, Xavier de Portal will serve on the independent, audit and compensation committees. Alberto Haddad is 44 years old and Xavier de Portal is 57 years old. Each of the nominees to the Board of Directors has indicated their willingness to serve and, unless otherwise instructed, the proxy holders will vote the proxy received by them for those five nominees.

The following persons serve as our executive officers:

Executive Officers	Age	Title
Hervé Caen	46	Chairman of the Board, Chief Executive Officer and interim Chief Financial Officer

Our executive officers are appointed by and serve at the discretion of our board of directors. Hervé Caen and Eric Caen are brothers. There are no other family relationships between any director and/or any executive officer.

Hervé Caen has been our Chief Executive Officer and Interim Chief Financial Officer since 2002. Mr. Caen has served as Chairman of our Board of Directors since 2001. Mr. Caen joined us as President and Director in 1999. Mr. Caen served as Chairman of the Board of Directors of Titus Interactive S.A., an interactive entertainment software company (placed in involuntary bankruptcy in January, 2005 and previously the parent of the Company) between 1991 and 2005. Mr. Caen also held various executive positions within the Titus group between 1985 and 2005.

Eric Caen has served as a director since 1999. He is the Chief Executive Officer of Glow Entertainment Group, a video rental and video on demand provider operating in France and Germany. He was a Director of Titus Interactive S.A., an interactive entertainment software company between 1991 and 2005. Mr. Caen also held various executive positions within the Titus group between 1985 and 2005.

Michel Welter has served as a director since 2001, and has been the sole independent director since 2004. He has been involved in the trading and exploitation of animated TV series through his company Weltertainment since 2002. From 2000 to 2001 he served as President of CineGroupe International, a Canadian company, which develops, produces and distributes animated television series and movies. From 1990 to the end of 2000, Mr. Welter served as President of Saban Enterprises where he launched the international merchandising for the hit series "Power Rangers" and was in charge of international business development where he put together numerous co-productions with companies in Europe and Asia.

New Director Nominees

Alberto Haddad has been a partner resident in the Boston office of Melcion, Chassagne & Company since 2003, a Paris, France based investment bank. He advises entrepreneurs and supports them in the development of their projects over their lifetime. He is a member of the board of the French–American Chamber of Commerce in New England and is a Foreign Trade advisor to the French government in New England. He also serves on advisory boards of various other non-profit organizations. Before 2003 he ran his own advisory company, Technology Square Partners, and acted as the CEO-US for France-based Startup Avenue. Previously he held management positions at McKinsey and Eastman Kodak. He holds a Msc (MBA) from MIT Sloan, a "diplôme" in international business and Finance (Ecofi) from the Institut d'Etudes Politiques de Paris in France and a B.A. in Economics from the American University of Beirut.

Xavier de Portal has been a corporate finance consultant based in Paris, France since 1991. He assists companies, both private and public, in addressing financing needs in relation to their organic growth and/or acquisitions. From 2001 to 2004 he also served as CEO of Next Music. He also served in CEO and CFO positions in press, music and video game companies in various stages of development between 1991 and 2001. Prior to 1991, he was the development director of a large retail bank in France. He holds a Doctorate Degree in European Law, a "diplôme" in international business and Finance (Ecofi) from the Institut d'Etudes Politiques de Paris in France and a "diplôme" of the European Community from Pantheon, Paris.

FURTHER INFORMATION CONCERNING THE BOARD OF DIRECTORS

Meetings and Committees. The Board of Directors held one meeting during fiscal year 2007. The Board of Directors has an Independent Committee, Audit Committee and a Compensation Committee. While we only have a limited number of Directors, the full Board of Directors performs the functions of a Nominating Committee. Mr. Welter is the sole Independent Director under Nasdaq and SEC rules.

The Independent Committee currently consists of Mr. Welter. The Independent Committee reviews Related Persons Transactions. Mr. Welter acted as the Independent Committee once during fiscal year 2007. (If elected we expect Mr. Haddad and Mr. de Portal to join the Independent Committee).

The Audit Committee currently consists of Mr. Welter. We do not have an Audit Committee financial expert because we only have a limited number of Directors. (If elected we expect Mr. de Portal to join the Audit Committee and become our Audit Committee financial expert.) The Audit Committee recommends the engagement of our independent public accountant currently Jeffrey S. Gilbert C.P.A., reviews the scope of the audit to be conducted by the independent public accountant, and periodically meets with the independent public accountant, our Interim Chief Financial Officer and Controller to review matters relating to our financial statements, our accounting principles and system of internal accounting controls, and reports its recommendations as to the approval of our financial statements to the Board of Directors. The role and responsibilities of the Audit Committee are more fully set forth in a written charter adopted by the Board of Directors, a copy of which is set forth in Appendix 2. Mr. Welter acted as the Audit Committee once during fiscal year 2007.

The Compensation Committee currently consists of Mr. Welter. The Compensation Committee is responsible for considering and making recommendations to the Board of Directors regarding executive compensation and, is responsible for administering our stock option and executive incentive compensation plans. Mr. Welter acted as the Compensation Committee once during fiscal year 2007.

While the Compensation Committee has had only one member, the Compensation Committee has not had a written charter. (If elected we expect Mr. Haddad and Mr. de Portal to join the Compensation Committee, and we intend subsequently to reconsider whether to have a written charter.) Mr. Herve Caen recommended to Mr. Welter the compensation arrangements for our officers and our Board of Directors, and Mr. Welter considered and approved such arrangements after determining them to be in the best interest of our stockholders.

All incumbent directors attended 100% of the meeting(s) of the Board of Directors in 2007. It is our policy that all Board members attend our Annual Meeting, if practicable. No Annual Meeting was held in 2007. Mr. Herve Caen recommended Mr. Haddad and Mr. de Portal to the Board of Directors for nomination. The Board of Directors does not have a policy with regard to the consideration of director candidates recommended by our stockholders, because we only have a limited number of directors.

Essential criteria for all director candidates include the following:

- integrity and ethical behavior;
- maturity;
- management experience and expertise;
- independence and diversity of thought;

- broad business or professional experience; and

- an understanding of business and financial affairs, and the complexities of business organizations.

Also we expect our directors to have substantive knowledge of or be experienced in interactive entertainment.

Our Bylaws provide that any stockholder, if beneficially owning (as defined by rule 13d-3 of the Securities Exchange Act of 1934, as amended) of record at least one percent (1%) of the issued and outstanding capital stock of the corporation, may nominate candidates for election to the Board of Directors. To be timely, a stockholder's notice (which shall only be required with respect to a special meeting of stockholders) shall be delivered to or mailed and received at the principal executive offices of the corporation not less than 45 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 55 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made. Such stockholder's notice (which shall only be required with respect to a special meeting of stockholders) shall set forth (A) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of the capital stock of the corporation which are beneficially owned by such person and (iv) any other information relating to such person that would be required to be disclosed in solicitations of proxies for election of directors, or would be otherwise required, in each case pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (including without limitation such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (B) as to the stockholder giving the notice (i) the name and address of such stockholder and (ii) the class and number of shares of the capital stock of the corporation which are beneficially owned (as defined by Rule 13d-3 of the Securities Exchange Act of 1934, as amended) by such stockholder. If requested in writing by the Secretary at least 15 days in advance of the annual meeting, a stockholder whose shares are not registered in the name of such stockholder on the corporation's books shall provide the Secretary, within ten days of such request, with documentary support for such claim of beneficial ownership.

Directors' Compensation. Currently, we pay each of our non-employee directors compensation as follows:

- $5,000 in cash compensation per quarter for attendance at Board of Directors meetings. All cash compensation was suspended for the period September 30, 2006 through September 30, 2007.

- $5,000 in cash compensation per annum for each Board committee a director is a member of and participated in. All cash compensation was suspended for the period September 30, 2006 through September 30, 2007.

- Upon election and appointment to the Board, or upon loss of employee status of an employee director, an option to purchase up to 25,000 shares of the Company's common stock under the Company's Third Amended and Restated 1997 Stock Incentive Plan. These director options are each for a term of ten years and vest over the first three years. This program was suspended and did not apply during fiscal year 2007.

- An option to purchase 5,000 shares of the Company's common stock under the Company's Third Amended and Restated 1997 Stock Incentive Plan for each subsequent year of director service. These director options are each for a term of ten years and vest over the first three years. This program was suspended and did not apply during fiscal year 2007.

Compensation Committee Interlocks and Insider Participation.

The Compensation Committee currently consists of Michel Welter. During 2007, decisions regarding executive compensation were made by the Compensation Committee. None of the 2007 member of the Compensation Committee nor any of our 2007 executive officers or directors had a relationship that would constitute an interlocking relationship with executive officers and directors of another entity.

Stockholder Communications with Directors

You may communicate with our Board of Directors or Mr. Welter, by writing to such persons c/o Herve Caen, Secretary, at 100 N. Crescent Drive Suite 324, Beverly Hills, California 90210.

Mr. Caen distributes communications to the Board of Directors or to any individual director or directors, as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Board of Directors has requested that certain items that are unrelated to the duties and responsibilities of the Board of Directors should be excluded, such as the following:

- junk mail and mass mailings,
- product complaints,
- product inquiries,
- new product suggestions,
- resumes and other forms of job inquiries,
- surveys, and
- business solicitations or advertisements.

In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded, with the provision that any communication that is excluded must be made available to any outside director upon request.

ITEM 3: AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF OUR COMMON STOCK

Introduction. The Board has unanimously approved, subject to stockholder approval, an amendment to our Amended and Restated Certificate of Incorporation, as amended (the "Authorized Share Increase Amendment"), that will increase the aggregate number of shares of common stock authorized for issuance from 150,000,000 shares to 300,000,000 (the "Authorized Share Increase"). The complete text of the form of the Authorized Share Increase Amendment is set forth as Appendix 3 to this Proxy Statement.

Although we have not currently entered into any agreements, nor do we currently have any plans, to issue any of the additional shares to be available upon the effectiveness of the Authorized Share Increase, the proposed increase in the number of authorized shares of common stock has been recommended by the Board to assure that an adequate supply of authorized but unissued shares is available for use primarily in connection with raising additional capital for operations and the issuance of shares under our third Amended and Restated 1997 Stock Incentive Plan (the "1997 Plan").

If the Proposal is adopted, the first full sentence of Article 4 of our Amended and Restated Certificate of Incorporation, as amended, will read as follows:

> "Article 4
> The total number of shares of all classes of stock which this Corporation shall have authority to issue is 305,000,000, of which (i) 300,000,000 shares shall be designated "Common Stock" and shall have a par value of $0.001 per share; and (ii) 5,000,000 shares shall be designated "Preferred Stock" and shall have a par value of $0.001 per share."

Certain Effects of the Authorized Share Increase Amendment. The Board believes that approval of the Proposal is essential for our growth and development. However, the following should be considered by a stockholder in deciding how to vote upon this Proposal. The Proposal, if approved, would strengthen the position of the Board and might make the removal of the Board more difficult, even if the removal would be generally beneficial to our stockholders. Once the stockholders approve an increase in the Company's authorized shares of common stock, the Board will have the authorization to issue the additional shares of common stock. The Board's ability to issue

additional shares of common stock may provide the Board with a capacity to negate the efforts of unfriendly tender offerors through the issuance of securities to others who are friendly or desirable to the Board.
The additional shares which the Board would be authorized to issue upon approval of the Proposal, if so issued, would have a dilutive effect upon the percentage of our equity owned by present stockholders. The issuance of the additional shares might be disadvantageous to current stockholders in that any additional issuances would potentially reduce per share dividends, if any. Stockholders should consider, however, that the possible impact upon dividends is likely to be minimal in view of the fact that we have never paid dividends on shares of our common stock and we do not intend to pay any cash dividends in the foreseeable future. We instead intend to retain earnings, if any, for investment and use in business operations.

Effectiveness of the Authorized Share Increase. If the Authorized Share Increase Amendment is approved by the requisite vote of our stockholders, the Authorized Share Increase will be effective upon the date of filing and acceptance of the Authorized Share Increase Amendment with the Delaware Secretary of State, which filing is expected to take place shortly after the Annual Meeting. However, the exact timing of the filing of the Authorized Share Increase Amendment will be determined by the Board based upon its evaluation as to when such action will be most advantageous to us and our stockholders, and the Board reserves the right to delay filing the Authorized Share Increase Amendment for up to twelve months following stockholder approval thereof. In addition, the Board reserves the right, notwithstanding stockholder approval and without further action by the stockholders, to elect not to proceed with the Authorized Share Increase Amendment if, at any time prior to filing the Authorized Share Increase Amendment, the Board, in its sole discretion, determines that it is no longer in our best interests or in the best interests of our stockholders. If the stockholders do not approve this proposal, then the Authorized Share Increase Amendment will not be filed.

Vote Required. The affirmative vote of a majority of the outstanding shares of our common stock present, in person or by proxy, at the annual meeting at which a quorum is present is required to approve the Authorized Share Increase Amendment. For purposes of the vote to amend the Amended and Restated Certificate of Incorporation, as amended, abstentions and broker non-votes will have the same effect as a vote against approval of the Authorized Share Increase Amendment. All proxies will be voted to approve the Authorized Share Increase Amendment unless a contrary vote is indicated on the enclosed proxy card.

The Board Unanimously Recommends a Vote "FOR" the Proposal to Amend our Amended and Restated Certificate of Incorporation in Order to Increase the Number of Authorized Shares of our Common Stock.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our Proxy Statement for 2008.

The Compensation Committee

Michel Welter

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officer of Interplay identified in the Summary Compensation Table (our "Named Executive Officer"). The Compensation Committee of the Board of Directors (the "Committee") makes all decisions for the total direct compensation — that is, the base salary, annual bonus, long-term equity compensation and perquisites — of our officers, including the Named Executive Officer.

Our Business Environment

Our Mission. We are a publisher and licensor of interactive entertainment software for both core gamers and the mass market. We are most widely known for our titles in the action/arcade, adventure/role playing game (RPG), and strategy/puzzle categories. We have produced and licensed titles for many of the most popular interactive entertainment software platforms. We seek to publish or license out interactive entertainment software titles that are, or have the potential to become, franchise software titles that can be leveraged across several releases and/or platforms, and have published or licensed many such successful franchise titles to date. We are committed to developing and delivering quality game experience for gamers around the world! As to our officers and employees, our mission is to create an environment that is open, honest and entrepreneurial, where each is challenged to reach his or her full potential.

Our Values. Each of our employees is required to promote honest and ethical conduct both within our organization and in our relations with customers or business partners.

Compensation Program Objectives and Rewards

Compensation Philosophy. In determining the compensation for an executive officer, we have the following objectives:

- To attract and retain officers by maintaining competitive compensation packages;
- To motivate officers to achieve and maintain superior performance levels;
- To achieve a lean and flexible business model by rewarding executives who are versatile and capable across multiple business functions; and
- To support overall business objectives designed to increase returns to our stockholders.

We measure the success of our compensation programs by the following:

- The overall performance of our business and the engagement of our officers in improving performance;
- Our ability to attract and retain key talent; and
- The perception of employees that dedication, skill and focus on success of the enterprise will be rewarded.

We generally seek to pay officers total compensation competitive with that paid to officers of other companies of similar size in our industry.

All of the compensation and benefits for our officers serve the primary purpose of attracting, retaining and motivating the highly talented individuals who perform the work necessary for us to succeed in our mission while upholding our values in a highly competitive marketplace. Beyond that, we design different elements of compensation to promote individually tailored goals.

Performance against Objectives

A substantial percentage of officer compensation, including for the Named Executive Officer, depends on the officer's achievement of individual objectives. We generally establish these objectives early in the fiscal year. The Committee confers with the CEO to establish his objectives, and the Committee also measures performance against objectives. For other officers, the CEO confers with the executive then submits proposed objectives to the Committee. In designing objectives, the Committee and the CEO seek to fulfill our strategic plan while promoting the individual's professional development. Objectives may include financial objectives, such as sales targets or cost reduction, as well as qualitative factors such as leadership, management development, and the quality of execution of business strategies that drive the growth of our business. As soon as practicable after the end of the year, supervisors measure performance against objectives. For officers, the CEO conducts this evaluation and reports to the Committee.

Elements of Compensation

The elements of compensation that may be paid to our officers include base salary and equity compensation.

Base Salaries. We generally negotiate base salaries at a level necessary to attract and retain the talent we need to execute our plans. The Committee considers such factors as its subjective assessment of the executive's scope of responsibility, level of experience, individual performance, and past and potential contribution to our business. From time to time the Committee will seek market data compiled by compensation consultants, but generally does not rely on such data.

The Committee determines base salaries for officers, including the Named Executive Officer, early each year. For officers other than himself, the CEO proposes any change in base salary based on:

- his evaluation of individual performance and expected future contributions;
- the general development of our business;
- a review of survey data when deemed necessary, and
- comparison of the base salaries of the officers who report directly to the CEO to provide for internal equity.

In October 2006 the Company reduced the base salary of Herve Caen, our CEO and interim CFO, from $460,000 to $250,000 through September, 2007 and as of October 1, 2007 his salary reverted to $460,000 per year.

Annual Cash Bonuses. The Committee has exclusive discretion to award bonuses to our officers, including our Named Executive Officer, as an incentive for employee productivity and effectiveness over the course of each fiscal year. The CEO recommends executive bonuses to the Committee. The Committee decides based on achievement of performance objectives and a subjective analysis of the executive's level of responsibility. The Compensation Committee also considers other types and amounts of compensation that may be paid to the executive.

The Committee determines bonuses in part based on our achievement of corporate goals such as revenue and net income results versus the prior year and our performance relative to our industry, as well as the performance of the individual against preset personal objectives.

Bonuses to Named Executive Officer. Annual bonuses for executives and other key employees are tied directly to the Company's financial performance as well as individual performance. The purpose of annual cash bonuses is to reward executives for achievements of corporate, financial and operational goals. Annual cash bonuses are intended to reward the achievement of outstanding performance. If certain objective and subjective performance goals are not met, annual bonuses are reduced or not paid. No bonus was paid to any employee in fiscal year 2007, including the Named Executive Officer.

Equity Compensation. The Committee believes that long-term equity incentive awards serve to align the interests of the officers with the interests of our stockholders. In 2006 we made awards of warrants and options to the Named Executive Officer and our other board members as part of restructuring of certain compensatory arrangements. Although we made no further awards during 2007, we do intend in the future to make awards under our stock plan for employees, officers and directors, our 1997 Plan.

The purpose of the 1997 Plan is to create an opportunity for executives and other key employees to share in the enhancement of stockholder value through stock options. The overall goal of this component of pay is to create a strong link between our management and our stockholders through management stock ownership and the achievement of specific corporate financial measures that result in the appreciation of our share price. The Compensation Committee generally has followed the practice of granting options on terms that provide that the options become exercisable in installments over a two to five year period. The Compensation Committee believes that this feature not only provides an employee retention factor but also makes longer-term growth in share prices important for those receiving options.

No Stock options were granted to our officers in 2007. The Compensation Committee continues to review the desirability of issuing stock options to our officers in any given fiscal year to provide incentives in connection with our corporate objectives. Stock options become valuable if the price of our common stock rises after we grant the options. The Committee sets the exercise price of a stock option on the date of grant at fair market value, which is generally the closing price of our common stock on the over-the-counter market bulletin board on that date. Under the 1997 Plan, we may not grant stock options having an exercise price below fair market value of our common stock on the date of grant. To encourage retention by providing a long-term incentive, the ability to exercise an option may vest over a period of three or five years. We do not backdate options or grant options retroactively.

Awards in 2007. During fiscal year 2007, the Board of Directors granted no options or warrants to officers or directors, including the Named Executive Officer.

Change in Control Arrangements. All of the warrants and options held by the Named Executive Officer and other employees have already vested.

Perquisites. No perquisites are provided to our officers.

Benefits. Our officers, including the Named Executive Officer, participate in a variety of health and welfare, and paid time-off benefits designed to enable us to attract and retain our workforce in a competitive marketplace.

Policy under Section 162(m) of the Internal Revenue Code. We have not formulated a policy for qualifying compensation paid to executive officers for deductibility under Section 162(m) of the Internal Revenue Code, and do not foresee the necessity of doing so in the near future. Should limitations on the deductibility of compensation become a material issue, the Compensation Committee will determine whether such a policy should be implemented, either in general or with respect to specific transactions.

Summary Compensation

The following table summarizes the compensation of the Named Executive Officer for the fiscal year ended December 31, 2007. The Named Executive Officer is the Chief Executive Officer and Interim Chief Financial Officer. There are no other executive officers of the Company.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Herve Caen	2007 (1)(2)(3)	565,000	---	—		5,000	570,000
Herve Caen Chief Executive Officer and Interim Chief Financial Officer	2006(1)(4)(5)	407,500				15,000	422,500

(1) In October 2006, our Compensation Committee approved a reduction in Mr. Caen's annual base salary from $460,000 as Chief Executive Officer and Interim Chief Financial Officer to $250,000 per annum through September, 2007. Mr. Caen's annual base salary reverted to $460,000 as of October 1, 2007. Mr. Caen received warrants and options as part of restructuring his compensatory arrangements in 2006 (see outstanding equity awards information below).

(2) Of $565,000 paid during 2007, $302,000 was paid as compensation earned in 2007, and $180,000 and $83,000 were paid respectively as compensation earned but previously unpaid in 2006 and 2005.

(3) $5,000 was accrued as director's fees but was not paid.

(4) Of $407,500 accrued during 2006, only $249,167 was paid during 2006 to Mr. Caen.

(5) $15,000 was accrued during 2006 as director's fees but was not paid.

Grants of Plan Based Awards
for Fiscal Year Ended
December 31, 2007

The following table provides information on stock options and warrants granted in 2007 to our Named Executive Officer. By providing the Grant Date Fair Value of Awards in the table we do not imply any assurance that such values will ever be realized.

Name	Grant Date	Approval Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option and Warrant Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option and Warrant Awards ($/Sh)	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value Of Awards ($(1)
(1)							

(1) No Awards were made in fiscal year 2007.

Outstanding Equity Awards
at Fiscal Year-Ended
December 31, 2007

The following table shows the number of shares covered by exercisable and unexercisable options and warrants held by our Named Executive Officer on December 31 2007. No other equity awards have been made to our Named Executive Officer.

	Number of Securities Underlying Unexercised Options or Warrants Exercisable	Number of Securities Underlying Unexercised Options or Warrants Unexercisable	Option or Warrant Exercise Price($)	Option or Warrant Expiration Date	
Herve Caen	6,120,000	--- (1)(2)(3)	.0279	10/02/2016	

(1) 100% of the securities vested on October 2, 2006.

(2) Pricing was determined over an average closing price over ten days subsequent to the resolution authorizing the issuance of the options and warrants to the Named Executive Officer.

(3) The 6,100,000 warrants were issued to the officer to reduce his compensation and to convert a portion of his unpaid compensation into a conditional demand note. The 20,000 options were granted as directors' fees.

Option Exercises and Stock Vested as of
Fiscal Year-Ended December 31, 2007

The table below shows the number of shares of our commn stock acquired by the Named Executive Officer during 2007 on the exercise of options and warrants. No stock awards to the Named Executive Officer vested in 2007.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
	0	0

2007 Director Compensation

The chart below summarizes remuneration paid to non-employee directors during 2007 in the form of cash or stock option awards or warrants. The value shown for stock options or warrants is the dollar amount we recognized for financial statement reporting purposes in 2007 in accordance with FAS 123R.

Name		Fees Earned or Paid in Cash ($)	Warrants or Option Awards ($)	All Other Compensation ($)	Total ($)
Eric Caen		5,000		—	5,000
Michel Welter	(1)	8,750			8,750

(1) Included in the fees earned by Michel Welter is compensation for his services on the Audit, Compensation and Independent Committees.

Employment Agreements

Mr. Hervé Caen currently serves as our Chief Executive Officer and interim Chief Financial Officer. We previously entered into an employment agreement with Mr. Hervé Caen for a term of three years through November 2002, pursuant to which he currently serves as our Chairman of the Board of Directors and Chief Executive Officer. The employment agreement provided for an annual base salary of $250,000 (subsequently increased to $460,000), with such annual raises as may be approved by the Board of Directors, plus annual bonuses at the discretion of the Board of Directors. In October 2006 the Company reduced the base salary of Mr. Caen from $460,000 to $250,000 and as of October 1, 2007 his salary reverted to $460,000 per year. Mr. Caen is also entitled to participate in the incentive compensation and other employee benefit plans established by us from time to time.

Equity Compensation Plan Information

Whenever we use a general statement to incorporate this Proxy Statement by reference into another of our documents filed with the SEC, the following table is excluded. The following table will not be deemed filed under the Securities Act or the Exchange Act unless we explicitly incorporate it by reference in such a filing.

The following table summarizes information about the options and other equity compensation under our equity plans as of the close of business on December 31, 2007.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#) (a)		Weighted Average Exercise Price ($) (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (#) (c)
Equity Compensation Plans Approved by Stockholders	1,410,000	(1)	0.044	8,590,000
Equity Compensation Plans Not Approved by Stockholders	7,330,298	(2)	0.38	0
TOTAL	8,740,298			8,590,000

(1) The Company has one stock option plan currently outstanding. Under the 1997 Stock Incentive Plan, as amended (the "1997 Plan"), the Company may grant options to its employees, consultants and directors, which generally vest from three to five years. At the Company's 2002 annual stockholders' meeting, its stockholders voted to approve an amendment to the 1997 Plan to increase the number of authorized shares of common stock available for issuance under the 1997 Plan from four million to 10 million. The Company's Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan- 1991, as amended (the "1991 Plan"), and the Company's Incentive Stock Option and Nonqualified Stock Option Plan-1994, as amended, (the "1994 Plan"), have been terminated.

(2) During fiscal year 2006, the Board of Directors granted to the Named Executive Officer 6,100,000 warrants to purchase the Company's common stock at an immediately exercisable exercise price of $.0279 per share (average closing price over ten days prior to the resolution authorizing the issuance of the warrants). 170,000 warrants were issued to Mr. Welter and 100,000 were issued to Eric Caen each at the same exercise price as the Named Executive Officer. The remaining 960,298 warrants were issued in prior years to persons not currently affiliated with us.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Independent Committee currently consists of Mr. Welter. The Independent Committee reviews Related Persons transactions. Mr. Welter did not act as the Independent Committee during 2007 because the Company did not enter into any Related Person transactions during 2007.

Review of Related Person Transactions

The Board of Directors has adopted a written Related Person Transaction Policy, which requires the approval of the Independent Committee for all covered transactions. The Policy applies to any transaction or series of transactions in which Interplay or a subsidiary is a participant, and a "Related Person" as defined in the Policy, including executive officers, directors and their immediate family members, has a direct or indirect material interest. Under the Policy, all Related Person Transactions must be submitted to the Independent Committee for review, approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, and full disclosure of the Related Person's interest in the transaction, the Independent Committee will decide whether or not to approve the transaction and will approve only those transactions that are in the best interests of the Company.

Code of Ethics

We have adopted a Code of Ethics for all of our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any person performing similar functions. The Code of Ethics was filed as an exhibit to the Amendment No. 1 to the 10-K for the period ended December 31, 2003.

REPORT OF THE AUDIT COMMITTEE

In any of our filings under the Securities Act or Exchange Act that incorporate this Proxy Statement by reference, the Report of the Audit Committee of the Board of Directors will be considered excluded from the incorporation by reference, and it will not be deemed a part of any such other filing unless we expressly state that the Report is so incorporated.

The Audit Committee of the Board of Directors is currently composed of one director who is an independent director as defined under NASDAQ and SEC rules. The Audit Committee operates under a written charter adopted by the Board of Directors.

The Audit Committee oversees Interplay's financial reporting process on behalf of the Board of Directors. Management is responsible for Interplay's financial statements and the financial reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on whether Interplay's financial statements fairly present, in all material respects, Interplay's financial position and results of operations and conform with generally accepted accounting principles. In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management and the independent registered public accounting firm the audited financial statements that have been included in our Annual Report on Form 10-K for the year ended December 31, 2007.

The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended. In addition, the Audit Committee has reviewed with the independent registered public accounting firm their independence from Interplay and its management including the written disclosures and the letter provided to the Audit Committee as required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. The Audit Committee reviewed and discussed Company policies with respect to risk assessment and risk management.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, the inclusion of the audited financial statements in the Annual Report on Form 10-K for the 2007 fiscal year for filing with the SEC. The Audit Committee has recommended and the Board of Directors has approved and authorized engagement of Jeffrey S. Gilbert C.P.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2008.

The Audit Committee
Michel Welter
Dated May 20, 2008

Principal Accountant Fees and Services

The following table summarizes the aggregate fees for professional services provided by Jeffrey S. Gilbert C.P.A. related to fiscal 2006 and fiscal 2007:

	2006	2007
Audit Fees(1)	$ 59,000	62,000
Audit-related Fees(2)	4,500	0
Tax-related Fees(3)	14,500	8,000

(1) Both 2006 and 2007 Audit Fees include: (i) the audit of our consolidated financial statements included in our Form 10-K and services attendant to, or required by, statute or regulation; (ii) reviews of the interim condensed consolidated financial statements included in our quarterly reports on Form 10-Q for 2007 ; (iii) other services related to SEC fillings; and (iv) associated expense reimbursements.

(2) Audit-related Fees for 2006 include the fees for the audit of our employee benefit plan. The plan has been terminated.

(3) Tax related fees were for tax preparation for Federal and California Franchise tax returns for the tax year 2006.

The Audit Committee administers Interplay's engagement of Jeffrey S. Gilbert C.P.A. and pre-approves all audit and permissible non-audit services on a case-by-case basis. In approving non-audit services, the Audit Committee considers whether the engagement could compromise the independence of Jeffrey S. Gilbert C.P.A. and whether, for reasons of efficiency or convenience, it is in the best interest of Interplay to engage its independent registered public accounting firm to perform the services. The Audit Committee has determined that performance by Jeffrey S. Gilbert C.P.A. of the non-audit services related to the fees shown in the table above did not affect that firm's independence.

Prior to engagement, the Audit Committee pre-approves all independent auditor services, and the Audit Committee pre-approved all fees and services of Jeffrey S. Gilbert C.P.A., for work done in 2006 and 2007. The fees are budgeted and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

Interplay expects Jeffrey S. Gilbert C.P.A. to be present at the Annual Meeting, where he will have an opportunity to make a statement if he desires to do so, and will be available to respond to appropriate questions.

Security Ownership of Principal Stockholders and Management

The following table shows, as of May 14, 2008, information concerning the shares of common stock beneficially owned by each person known by Interplay to be the beneficial owner of more than 5% of our Common Stock (other than directors, executive officers and depositaries). This information is based on publicly available information filed with the SEC as of the May 14, 2008.

Financial Planning and Development S.A. ("FPD") controls a majority of our voting stock and can elect a majority of our Board of Directors and prevent an acquisition of us that is favorable to our other stockholders. Alternatively, FPD can also cause a sale of control of our Company that may not be favorable to our other stockholders.

	Shares Beneficially Owned			
Name and Address	Shares of Common Stock Owned (1)	Shares Subject to Warrants or Options Exercisable on or Before May 14 , 2008(2)	Total	Percent of Class(3)
Financial Planning and Development S.A. 38 Avenue Du X Septembre L-2550 Luxembourg	58,426,293	400,000	58,826,293	56.4%

(1) Pursuant to Rule 13d-3(a), includes all shares of common stock over which the listed person has, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, voting power, which includes the power to vote, or to direct the voting of, the shares, or investment power, which includes the power to dispose, or to direct the disposition of, the shares. Interplay believes that each individual or entity named has sole investment and voting power with respect to shares of Common Stock indicated as beneficially owned by it, where applicable, except where otherwise noted. Restricted shares are listed even when unvested and subject to forfeiture because the holder has the power to vote the shares.

(2) In accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, each listed person is deemed the beneficial owner of shares that the person has a right to acquire by exercise of a vested warrant or option or other right within 60 days.

(3) Based on 103,855,634 shares of common stock outstanding as of May 14, 2008. Under Rule 13d-3 of the Securities Exchange Act of 1934, certain shares may be deemed to be beneficially owned by more than one person (if, for example, a person shares the power to vote or the power to dispose of the shares). As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding at May 14, 2008.

The following table shows, as of May 14, 2008, information with respect to the shares of Common Stock beneficially owned by (1) each director and director nominee, (2) each person (other than a person who is also a director or a director nominee) who is an executive officer named in the Summary Compensation Table below, and (3) all executive officers and directors as a group.

	Shares Beneficially Owned			
Name(1)	Shares of Common Stock Owned(2)	Shares Subject to Warrants or Options Exercisable on or Before May 14 , 2008(3)	Total	Percent of Class(4)
Herve Caen ** (5)	8,681,306	6,120,000	14,801,306	14.2%
Eric Caen **	30,001	170,000	200,001	*
Michel Welter **	60,001	240,000	300,001	*
Alberto Haddad ***	0	0	0	*
Xavier de Portal ***	0	0	0	*
All current directors and executive officers as a group	8,771,308	6,530,000	15,301,308	14.7%

* Less than 1%.

** Current Director

*** Director nominee

(1) The business address of each person named is c/o Interplay Entertainment Corp., 100 N. Crescent Drive Suite 324, and Beverly Hills, California 90210.

(2) Pursuant to Rule 13d-3(a), includes all shares of common stock over which the listed person has, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, voting power, which includes the power to vote, or to direct the voting of, the shares, or investment power, which includes the power to dispose, or to direct the disposition of, the shares. Interplay believes that each individual or entity named has sole investment and voting power with respect to shares of Common Stock indicated as beneficially owned by him or her, subject to community property laws, where applicable, except where otherwise noted. Restricted shares are listed even when unvested and subject to forfeiture because the holder has the power to vote the shares.

(3) In accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, each listed person is deemed the beneficial owner of shares that the person has a right to acquire by exercise of a vested warrant or option or other right within 60 days.

(4) Based on 103,855,634 shares of Common Stock outstanding on the stock records as of May 14,,2008. The percentages are calculated in accordance with Rule 13d-3(d)(1), which provides that shares not outstanding that are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage that each person owns, but not deemed outstanding for the purpose of calculating the percentage that any other listed person owns.

(5) Includes 8,681,306 shares of our common stock held by Mrs. Solange Caen, Herve Caen's spouse.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors, and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC rules and regulations to furnish us with all Section 16(a) forms they file. Based solely on our review of the copies of the forms received by us and representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that, during the year ended December 31, 2007, all our executive officers, directors and greater than 10% stockholders complied with all Section 16(a) filing requirements, except for Financial Planning and Development S.A. with respect to its holding of 56.3% of the Company's Common Stock.

Stockholder Proposals

Any stockholder who intends to present a proposal at the 2009 Annual Meeting of Stockholders for inclusion in our Proxy Statement and Proxy form relating to such Annual Meeting must submit such proposal to us at our principal executive offices by January 20, 2009. In addition, in the event a stockholder proposal is not received by us by January 20, 2009, the Proxy to be solicited by the Board of Directors for the 2009 Annual Meeting will confer discretionary authority on the holders of the Proxy to vote the shares if the proposal is presented at the 2008 Annual Meeting without any discussion of the proposal in the Proxy Statement for such meeting.

SEC rules and regulations provide that if the date of our 2009 Annual Meeting is advanced or delayed more than 30 days from the date of the 2008 Annual Meeting, stockholder proposals intended to be included in the proxy materials for the 2008 Annual Meeting must be received by us within a reasonable time before we begin to print and mail the proxy materials for the 2009 Annual Meeting. Upon determination by us that the date of the 2009 Annual Meeting will be advanced or delayed by more than 30 days from the date of the 2008 Annual Meeting, we will disclose such change in the earliest possible Quarterly Report on Form 10-Q.

Solicitation of Proxies

It is expected that the solicitation of Proxies will be by mail. We will reimburse brokerage firms and other persons representing beneficial owners of shares for their reasonable disbursements in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of our directors and officers, without additional compensation, personally or by mail, telephone, telegram or otherwise.

Annual Report on Form 10-K

A copy of Interplay's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (excluding exhibits), as filed with the SEC, accompanies this Proxy Statement, but it is not deemed to be a part of the proxy soliciting material. The Form 10-K contains consolidated financial statements of Interplay and its subsidiaries and the reports of Jeffrey S. Gilbert C.P.A, Interplay's independent registered public accounting firm.

We will provide to any beneficial owner of Interplay's common stock as of the record date a copy of the Annual Report on Form 10-K for the fiscal year ended December 31 2007, without charge, if the beneficial owner submits a written request to Interplay Entertainment Corp., c/o Herve Caen, Chief Executive Officer and Interim Chief Financial Officer, 100 N. Crescent Drive Suite 324, Beverly Hills, California 90210. Exhibits to the Form 10-K will be provided on written request of any beneficial owner, subject to reimbursement of Interplay's reasonable expenses. Exhibits are available at no charge on the SEC's website, www.sec.gov.

STOCKHOLDERS ARE URGED IMMEDIATELY TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT IN THE ENVELOPE PROVIDED, TO WHICH NO POSTAGE NEED BE AFFIXED IF MAILED IN THE UNITED STATES.

By Order of the Board of Directors,

INTERPLAY ENTERTAINMENT CORP.

Herve Caen,
Secretary
Beverly Hills, California
May 20, 2008

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
INTERPLAY ENTERTAINMENT CORP.

The undersigned, Herve Caen, the Chief Executive Officer of Interplay Entertainment Corp. (the "Corporation"), a corporation organized and existing by virtue of the General Corporation Law (the "GCL") of the State of Delaware, does hereby certify pursuant to Section 103 of the GCL as to the following:

1. The name of the Corporation is Interplay Entertainment Corp. The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 27, 1998.

2. Article 5(a) of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, is hereby amended and restated, effective as of the date on which the number of directors first fell below seven (7), to read in its entirety as follows:

"ARTICLE 5

(a) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors and elections of directors need not be by written ballot unless otherwise provided in the Bylaws. The number of directors which shall constitute the whole Board of Directors of the Corporation shall be between three (3) and nine (9), unless such minimum and/or maximum number shall be changed by amendment to this Certificate of Incorporation. The exact number of directors constituting the whole Board of Directors may be changed from time to time by the Board of Directors, within the limits provided above, in accordance with the Bylaws of the Corporation."

3. The foregoing amendment of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, has been duly adopted by the Corporation's Board of Directors and Stockholders in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of Amended and Restated Certificate of Incorporation as of the __ day of _________ 2008.

____

Herve Caen
Chief Executive Officer

INTERPLAY ENTERTAINMENT CORP.
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I. MEMBERSHIP

A. The Audit Committee (the "Committee") of the Board of Directors (the "Board") shall meet the requirements of the Sarbanes-Oxley Act (the "Act") and applicable rules of the National Association of Securities Dealers (the "NASD") and the SEC.

B. No member of the Committee shall receive compensation other than director's fees and benefits for service as a director of the Company, including reasonable compensation for Chairing and/or serving on the Committee.

C. Any member of the audit committee may be removed or replaced at any time by the Board of Directors and shall cease to be a member of the Audit Committee on ceasing to be a Director.

II. PURPOSE

A. The Committee serves as the representative of the Board for the general oversight of Company affairs relating to:

i. The quality and integrity of the Company's financial statements.

ii. The independent auditor's qualifications and independence, and

iii. The performance of the Company's independent auditors.

B. Through its activities, the Committee facilitates open communication among directors, independent auditors, and management by meeting in private session regularly with these parties.

III. MEETING AND PROCEDURES

A. The Committee shall meet in person or by telephone at least quarterly.

B. It shall endeavor to determine that auditing procedures and controls are adequate to safeguard Company assets and to assess compliance with Company policies and legal requirements.

C. The Committee shall be given full access to the Board Chairman, Company executives and independent auditors. When any audit has been prepared by a registered public accounting firm for the Company, the Committee shall timely receive a report from such firm on (1) all critical accounting policies and practices; (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management officers of the issuer, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the registered public accounting firm; and (3) other material written communications between the registered public accounting firm and company management, such as any management letter or schedule of unadjusted differences.

D. A majority of the members shall constitute a quorum or if there shall only be one member, that member alone shall constitute a quorum.

IV. RESPONSIBILITIES

A. The Committee shall:

i. Have the sole authority to appoint, compensate, oversee, evaluate and, where appropriate, replace the independent auditor.

ii. Annually review and approve the proposed scope of each fiscal year's outside audit.

iii. Review and, if appropriate, approve in advance any audit and non-audit services and fees to be provided by the Company's independent auditor, other than "prohibited nonauditing services" and minor audit services, each as specified in the Act. The Committee has the sole authority to make these approvals, although such approval may be delegated to any committee member so long as the approval is presented to the full Committee at a later time. In approving non-audit services, the Committee shall consider whether the engagement has any potential to compromise the independence of the independent auditor, and whether for reasons of efficiency or convenience it is in the best interest of the Company to engage its independent auditor to perform the services.

iv. Inform each registered public accounting firm performing work for the Company that such firm shall report directly to the Committee.

v. Oversee the work of any registered public accounting firm employed by the Company, including the resolution of any disagreement between management and the auditor regarding financial reporting, for the purpose of preparing or issuing an audit opinion or related work.

vi. At, or shortly after the end of each fiscal year, review with the independent auditor and Company management, the audited financial statements and related opinion and costs of the audit for that year.

vii. Provide any recommendations, certifications and reports that may be required by the NASD or the SEC including the report of the Committee that must be included in the Company's annual proxy statement.

viii. Review and discuss the annual audited financial statements and quarterly financial statements with management and the independent auditor.

ix. Establish and oversee procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

x. Have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties. The Company shall provide for appropriate funding as determined by the Committee, in its capacity as a committee of the Board of Directors, for payment of compensation to any advisors employed by the Committee and to the independent auditor employed by the Company for the purpose of rendering or issuing an audit report.

xi. Ensure, if required, the rotation of the lead audit partner at least every five years.

xii Confirm, if required, with any independent auditor retained to provide audit services for any fiscal year that the lead (or coordinating) audit partner (having primary responsibility for the audit), or the audit partner responsible for reviewing the audit, has not performed audit services for the Company in each of the five previous fiscal years of the Company and that the firm meets all legal and professional requirements for independence.

xiii. Discuss with management the Company's policies with respect to risk assessment and risk management.

xiv. Meet separately, and periodically, with management and with the independent auditor.

xv. In consultation with management, review the integrity of the Company's financial reporting process.

xvi. Review with the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") (or if the CEO is the interim CFO then only with such person)on an annual basis the Company's disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

xvii. Review with the independent auditor (a) any audit problems or other difficulties encountered by the auditor in the course of the audit process, including any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management and (b) management's responses to such matters, and all other items required by law.

xviii. Verify that the policies of the Audit Committee regarding hiring of employees or former employees of the independent auditor have been met. At a minimum, these policies should provide that any registered public accounting firm may not provide audit services to the Company if the CEO, Controller, CFO, Chief Accounting Officer or any person serving in an equivalent capacity for the Company was employed by the registered public accounting firm and participated in the audit of the Company within one year of the initiation of the current audit.

xiv. Report regularly to the Board of Directors. Such report to the Board of Directors may take the form of an oral report by the Chairman or any other member of the Committee designated by the Committee to make such report.

xx. Perform a review and evaluation, at least annually, of the performance of the Committee. The Audit Committee shall solicit feedback from the Board, CEO, CFO, and the external auditor on specific opportunities to improve Audit Committee effectiveness. In addition, the Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board of Directors any improvements to the Charter that the Committee considers necessary or valuable. The Committee shall conduct evaluations and reviews in such a manner as it deems appropriate.

xxi. Review periodically the effect of accounting initiatives on the financial statements of the Company.

xxii. At least annually, if required, receive a report by the external auditors describing any material issues raised by the most recent internal quality control review by the local practice office or by any inquiry or investigation by governmental or professional authorities of the local practice office, within the preceding two years, and steps taken to address any such issues. The report, if applicable, shall also include any similar matters pertaining to offices other than the local practice office, to the extent the audit partner is aware of such matters.

xxiii. Discuss with management an outline of press releases or announcements regarding results of operations as well as general policies on earnings guidance to be provided to analysts, rating agencies, and the general public. Review any relevant items with management and the Company's independent auditors prior to release of any such press releases or earnings guidance including the use of "pro forma" or "adjusted" non-GAAP information. The review shall be with the Chairman of the Audit Committee or the full Committee, as may be appropriate.

B. Management is responsible for preparing the financial statements for the Company completely, accurately and in accordance with generally accepted accounting principles.

C. The independent auditors are responsible for performing an audit of the Company's financial statements and reporting on the effectiveness of the internal controls over financial reporting in accordance with the standards of the U.S. Public Company Accounting Oversight Board.

Appendix 3

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
INTERPLAY ENTERTAINMENT CORP.

The undersigned, Hervé Caen, the Chief Executive Officer of Interplay Entertainment Corp. (the "Corporation"), a corporation organized and existing by virtue of the General Corporation Law (the "GCL") of the State of Delaware, does hereby certify pursuant to Section 103 of the GCL as to the following:

1. The name of the Corporation is Interplay Entertainment Corp. The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 27, 1998.

2. The first full sentence of Article 4 of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, is hereby amended and restated to read in its entirety as follows:

"ARTICLE 4

> The total number of shares of all classes of stock which this Corporation shall have authority to issue is 305,000,000, of which (i) 300,000,000 shares shall be designated "Common Stock" and shall have a par value of $0.001 per share; and (ii) 5,000,000 shares shall be designated "Preferred Stock" and shall have a par value of $0.001 per share."

3. The foregoing amendment of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, has been duly adopted by the Corporation's Board of Directors and Stockholders in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of Amended and Restated Certificate of Incorporation as of the __ day of _____________.

____
Hervé Caen
Chief Executive Officer

INTERPLAY ENTERTAINMENT CORP.
PROXY FOR ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, a stockholder of INTERPLAY ENTERTAINMENT CORP., a Delaware corporation (the "Company"), hereby nominates, constitutes and appoints Hervé Caen as proxy of the undersigned with full power of substitution, to attend, vote and act for the undersigned at the Annual Meeting of Stockholders of the Company, to be held on June 30 , 2008, and any postponements or adjournments thereof, and in connection therewith, to vote and represent all of the shares of the Company which the undersigned would be entitled to vote with the same effect as if the undersigned were present, as follows:

A VOTE FOR ALL PROPOSALS IS RECOMMENDED BY THE BOARD OF DIRECTORS:

Proposal 1 To approve an amendment to our Restated Certificate of Incorporation, as amended, to decrease the minimum number of Directors from seven (7) to three (3), effective as of the date on which the number of directors first fell below seven (7), with such number being initially fixed at three (3) and if Proposal 2 is approved then such number shall be fixed at five (5).

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 2. Subject to the approval of Proposal 1, to elect the Board of Directors' five nominees as directors:

Hervé Caen
Eric Caen
Michel Welter
Alberto Haddad
Xavier de Portal

☐ FOR ALL NOMINEES LISTED ABOVE (except as marked to the contrary below)

☐ WITHHELD for all nominees listed above

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name in the space below:)

____

The undersigned hereby confer(s) upon the proxies, and each of them, discretionary authority with respect to the election of directors in the event that any of the above nominees is unable or unwilling to serve.

Proposal 3. To approve an amendment to our Restated Certificate of Incorporation, as amended, to increase the aggregate number of shares of common stock authorized for issuance from 150,000,000 shares to 300,000,000 shares.

☐ FOR ☐ AGAINST ☐ ABSTAIN

The undersigned hereby revokes any other proxy to vote at the Annual Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereof, said proxies are authorized to vote in accordance with their best judgment.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ABOVE OR, TO THE EXTENT NO CONTRARY DIRECTION IS INDICATED, WILL BE TREATED AS A GRANT OF AUTHORITY TO VOTE FOR ALL PROPOSALS. IF ANY OTHER BUSINESS IS PRESENTED AT THE ANNUAL MEETING, THIS PROXY CONFERS AUTHORITY TO AND SHALL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE PROXIES.

The undersigned acknowledges receipt of a copy of the Notice of Annual Meeting and accompanying Proxy Statement dated May 20, 2008 relating to the Annual Meeting.

Dated:________________________________, 2008

Signature:________________________________

Signature:________________________________

Signature(s) of Stockholder(s)
(See Instructions Below)

The Signature(s) hereon should correspond exactly with the name(s) of the Stockholder(s) appearing on the Share Certificate. If stock is held jointly, all joint owners should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If signer is a corporation, please sign the full corporation name, and give title of signing officer.

☐ Please indicate by checking this box if you anticipate attending the Annual Meeting.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

INTERPLAY ENTERTAINMENT CORP.
PROXY FOR ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, a stockholder of INTERPLAY ENTERTAINMENT CORP., a Delaware corporation (the "Company"), hereby nominates, constitutes and appoints Hervé Caen as proxy of the undersigned with full power of substitution, to attend, vote and act for the undersigned at the Annual Meeting of Stockholders of the Company, to be held on June 30 , 2008, and any postponements or adjournments thereof, and in connection therewith, to vote and represent all of the shares of the Company which the undersigned would be entitled to vote with the same effect as if the undersigned were present, as follows:

A VOTE FOR ALL PROPOSALS IS RECOMMENDED BY THE BOARD OF DIRECTORS:

Proposal 1 To approve an amendment to our Restated Certificate of Incorporation, as amended, to decrease the minimum number of Directors from seven (7) to three (3), effective as of the date on which the number of directors first fell below seven (7), with such number being initially fixed at three (3) and if Proposal 2 is approved then such number shall be fixed at five (5).

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 2. Subject to the approval of Proposal 1, to elect the Board of Directors' five nominees as directors:

Hervé Caen
Eric Caen
Michel Welter
Alberto Haddad
Xavier de Portal

☐ FOR ALL NOMINEES LISTED ABOVE (except as marked to the contrary below)

☐ WITHHELD for all nominees listed above

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name in the space below:)

____

The undersigned hereby confer(s) upon the proxies, and each of them, discretionary authority with respect to the election of directors in the event that any of the above nominees is unable or unwilling to serve.

Proposal 3. To approve an amendment to our Restated Certificate of Incorporation, as amended, to increase the aggregate number of shares of common stock authorized for issuance from 150,000,000 shares to 300,000,000 shares.

☐ FOR ☐ AGAINST ☐ ABSTAIN

The undersigned hereby revokes any other proxy to vote at the Annual Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereof, said proxies are authorized to vote in accordance with their best judgment.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ABOVE OR, TO THE EXTENT NO CONTRARY DIRECTION IS INDICATED, WILL BE TREATED AS A GRANT OF AUTHORITY TO VOTE FOR ALL PROPOSALS. IF ANY OTHER BUSINESS IS PRESENTED AT THE ANNUAL MEETING, THIS PROXY CONFERS AUTHORITY TO AND SHALL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE PROXIES.

The undersigned acknowledges receipt of a copy of the Notice of Annual Meeting and accompanying Proxy Statement dated May 20, 2008 relating to the Annual Meeting.

Dated:______________________________, 2008

Signature:______________________________

Signature:______________________________

Signature(s) of Stockholder(s)
(See Instructions Below)

The Signature(s) hereon should correspond exactly with the name(s) of the Stockholder(s) appearing on the Share Certificate. If stock is held jointly, all joint owners should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If signer is a corporation, please sign the full corporation name, and give title of signing officer.

☐ Please indicate by checking this box if you anticipate attending the Annual Meeting.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number 0-24363

Interplay Entertainment Corp.

(Exact name of the registrant as specified in its charter)

Delaware	**33-0102707**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 N. Crescent Drive, Beverly Hills, California 90210
(Address of principal executive offices)

(310) 432-1958
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act: None

Securities registered pursuant to Section 12 (g) of the Act:

Common Stock, $0.001 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes [ ] No [X].

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [] No [X].

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [ ] Accelerated filer [ ] Non- accelerated filer [X] [ ] Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [x].

As of June 29, 2007, the aggregate market value of voting common stock held by non-affiliates was approximately $7,000,000 based upon the closing price of the Common Stock on that date.

Documents incorporated by reference

Portions of the Registrant's definitive proxy statement relating to its 2008 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission pursuant to regulation 14A within 120 days of the close of the Registrant's last fiscal year, are incorporated by reference into Part III of this report.

As of December 31, 2007, 103,855,634 shares of Common Stock of the Registrant were issued and outstanding. This includes 4,658,216 shares of Treasury Stock.

INDEX TO FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

This Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 and such forward-looking statements are subject to the safe harbors created thereby. For this purpose, any statements contained in this Report except for historical information may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, our use of words such as "plan," "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to help identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

The forward-looking statements included in this Report are based on current expectations that involve a number of risks and uncertainties, as well as certain assumptions. For example, any statements regarding future cash flow, cash constraints, financing activities, cost reduction measures, replacement of our line of credit and mergers, sales or acquisitions are forward-looking statements and there can be no assurance that we will affect any or all of these objectives in the future. Additional risks and uncertainties that may affect our future results are discussed in more detail in the section titled "Risk Factors" in "Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Assumptions relating to our forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements are reasonable, our industry, business and operations are subject to substantial risks, and the inclusion of such information should not be regarded as a representation by management that any particular objective or plans will be achieved. In addition, risks, uncertainties and assumptions change as events or circumstances change. We disclaim any obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances occurring subsequent to the filing of this Report with the SEC or otherwise to revise or update any oral or written forward-looking statement that may be made from time to time by us or on our behalf.

Interplay ®, Interplay Productions®, Games On Line ® and certain of our other product names and publishing labels referred to in this Report are the Company's trademarks. This Report also contains trademarks belonging to others.

PART I

Item 1. BUSINESS

Overview and Recent Developments

Interplay Entertainment Corp., which we refer to in this Report as "we," "us," or "our," is a publisher and licensor of interactive entertainment software for both core gamers and the mass market. We were incorporated in the State of California in 1982 and were reincorporated in the State of Delaware in May 1998. We are most widely known for our titles in the action/arcade, adventure/role playing game (RPG), and strategy/puzzle categories. We have produced and licensed titles for many of the most popular interactive entertainment software platforms.

We seek to publish or license out interactive entertainment software titles that are, or have the potential to become, franchise software titles that can be leveraged across several releases and/or platforms, and have published or licensed many such successful franchise titles to date.

We own the intellectual property rights in several recognized video games and intend, if the Company can obtain financing, to develop sequels to some of our most successful games, including Earthworm Jim, Dark Alliance, Descent and MDK , for the current generation of video game consoles or the PC.

We have sold "Fallout" to a third party and have obtained a license back which could allow us to create, develop and exploit a "Fallout" Massively Multiplayer Online Game . We are planning to exploit the license back of "Fallout" MMOG. The Company continues to seek external sources of funding, including but not limited to, incurring debt, the selling of assets or securities, licensing of certain product rights in selected territories, selected distribution agreements, and/or other strategic transactions sufficient to provide short-term funding, and achieve our long-term strategic objectives.

Our business and industry has certain risks and uncertainties. During 2007, we sold an asset and we started design work of a MMOG. There can be no assurance we can successfully develop a "Fallout" MMOG. For a fuller discussion of the risk and uncertainties relating to our financial results, our business and our industry, please see the section titled "Risk Factors" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our principal activities involve publishing of video game products, licensing of our intellectual property rights, online distribution, back catalog licensing and OEM/ merchandising.

Products

We publish and distribute interactive entertainment software titles that provide immersive game experiences by combining advanced technology with engaging content, vivid graphics and rich sound.

Our strategy is to invest in products for those platforms, whether PC or video game console, that have or will have sufficient installed bases or a large enough number of potential subscribers for the investment to be economically viable. We currently internally develop one new product and have four new products in early stage of design externally.

Intellectual Property and Proprietary Rights

We regard our software as proprietary and rely primarily on a combination of patent, copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect our proprietary rights. We own or license various copyrights and trademarks. We hold copyrights on our products, product literature and advertising and other materials, and hold trademark rights in our name and certain of our product names and publishing labels. We have licensed certain products to third parties for distribution in particular geographic markets or for particular platforms, and receive royalties on such licenses. We have also outsourced, from time to time, some of our product development activities to third party developers. We contractually retain all intellectual property rights related to such projects. We have also licensed certain products developed by third parties and pay royalties on such products.

While we provide "shrink wrap" license agreements or limitations on use with our software, the enforceability of such agreements or limitations is uncertain. We are aware that unauthorized copying occurs, and if a significantly greater amount of unauthorized copying of our interactive entertainment software products were to occur, our operating results could be materially adversely affected. We have used copy protection on selected products and do not provide source code to third parties unless they have signed nondisclosure agreements.

We rely on existing copyright laws to prevent the unauthorized distribution of our software. Existing copyright laws afford only limited protection. Policing unauthorized use of our products is difficult, and we expect software piracy to be a persistent problem, especially in certain international markets. Further, the laws of certain countries in which our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the U.S. or are weakly enforced. Legal protection of our rights may be ineffective in such countries, and as we leverage our software products using, such as using the Internet and on-line services, our ability to protect our intellectual property rights, and to avoid infringing the intellectual property rights of others, becomes more difficult. In addition, the intellectual property laws are less clear with respect to such emerging technologies. There can be no assurance that existing intellectual property laws will provide our products with adequate protection in connection with such emerging technologies.

As the number of software products in the interactive entertainment software industry increases and the features and content of these products further overlap, interactive entertainment software developers may increasingly become subject to infringement claims. Although we take reasonable efforts to ensure that our products do not violate the intellectual property rights of others, there can be no assurance that claims of infringement will not be made. Any such claims, with or without merit, can be time consuming and expensive to defend. From time to time, we have received communications from third parties asserting that features or content of certain of our products may infringe upon such party's intellectual property rights. In some instances, we may need to engage in litigation in the ordinary course of our business to defend against such claims. There can be no assurance that existing or future infringement claims against us will not result in costly litigation or require that we license the intellectual property rights of third parties, either of which could have a material adverse effect on our business, operating results and financial condition.

Product Development

We currently have five new products in early stages of development. We have reinitiated our in-house game development studio, and have hired game developers for this purpose.

During the years ended December 31, 2007, 2006 and 2005, we spent $18,000, $0 and $300,000 respectively, on product research and development activities. Those amounts represented .3%, 0% and 3%, respectively, of net revenues in each of those periods.

Segment Information

We operate primarily in one industry segment, the development, publishing and distribution of interactive entertainment software. For information regarding the revenues and assets associated with our geographic segments, see Note 13 of the Notes to our Consolidated Financial Statements included elsewhere in this Report.

Sales and Distribution

North America. We distribute and license rights to our products and intellectual property rights in our video games in North America and other selected territories from our corporate offices in Beverly Hills, California.

International. We distribute and license rights to our products and intellectual property rights in our video games in Europe and other selected territories thru our wholly owned subsidiary, Interplay Productions Ltd, located in London, England.

Licensing

We entered into various licensing agreements during 2007 under which we licensed others to exploit games that we have intellectual property rights.

Marketing

We assist our distributors in the development and implementation of marketing programs and campaigns for each of our titles and product groups.

Competition

The interactive entertainment software industry is intensely competitive and is characterized by the frequent introduction of new hardware systems and software products. Our competitors vary in size from small companies to very large corporations with significantly greater financial, marketing and product development resources than ours. Due to these greater resources, certain of our competitors are able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors of desirable motion picture, television, sports and character properties and pay more to third party software developers than us. We believe that the principal competitive factors in the interactive entertainment software industry include product features, brand name recognition, access to distribution channels, quality, ease of use, price, marketing support and quality of customer service.

We compete primarily with other publishers of PC and video game console interactive entertainment software. Significant competitors include Activision, Atari, Capcom, Eidos, Electronic Arts, Konami, Lucas Arts, Midway, Namco, Sega, Take-Two Interactive, THQ, Ubi Soft. and Vivendi Games. In addition, integrated video game console hardware/software companies such as Sony Computer Entertainment, Microsoft Corporation, and Nintendo compete directly with us in the development of software titles for their respective platforms. Large diversified entertainment companies, such as The Walt Disney Company, and Time Warner Inc., many of which own substantial libraries of available content and have substantially greater financial resources than us, also compete directly with us or have exclusive relationships with our competitors.

Seasonality

The interactive entertainment software industry is highly seasonal as a whole, with the highest levels of consumer demand occurring during the year-end holiday buying season. As a result, our net revenues, gross profits and operating income have historically been highest during the second half of the year. Our business and financial results may therefore be affected by the timing of our introduction of new releases.

Manufacturing

Our PC-based products consist primarily of CD-ROMs and DVDs, manuals, and packaging materials. Substantially all of our CD-ROM and DVD duplication is performed by third parties. Printing of manuals and packaging materials, manufacturing of related materials and assembly of completed packages are performed to our specifications by third parties.

To date, we have not experienced any material difficulties or delays in the manufacture and assembly of our CD-ROM and DVD based products, and we have not experienced significant returns due to manufacturing defects.

Sony Computer Entertainment, Microsoft Corporation and Nintendo manufacture and ship finished products that are compatible with their video game consoles to our licensees for distribution.

If we experience unanticipated delays in the delivery of manufactured software products by our third party manufacturers, our net sales and operating results could be materially adversely affected.

Backlog

We do not carry any material inventories because all of our sales and distribution efforts are handled by our licensees under the terms of our respective distribution agreements with them. We do not have any backlog orders

Employees

As of December 31, 2007, we had 4 employees, including 1 in software engineering, and 3 in finance, general and administrative.

From time to time, we have retained actors and/or "voice over" talent to perform in certain of our products, and we may continue this practice in the future. These performers are typically members of the Screen Actors Guild or other performers' guilds, which guilds have established collective bargaining agreements governing their members' participation in interactive media projects. We may be required to become subject to one or more of these collective bargaining agreements in order to engage the services of these performers in connection with future development projects.

Additional Information

We file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission or SEC. You may obtain copies of these reports via the Internet at the SEC's homepage located at www.sec.gov. You may also go to our Internet address located at www.interplay.com and go to "Investor Relations" which will link you to the SEC's homepage for our filed reports. In addition, copies of the reports we file with the SEC may also be obtained at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by Calling the SEC at 1-800-SEC-0330.

Item 1A. RISK FACTORS

RISK FACTORS

Our future operating results depend upon many factors and are subject to various risks and uncertainties. These major risks and uncertainties are discussed below. There may be additional risks and uncertainties which we do not believe are currently material or are not yet known to us but which may become such in the future. Some of the risks and uncertainties which may cause our operating results to vary from anticipated results or which may materially and adversely affect our operating results are as follows:

RISKS RELATED TO OUR FINANCIAL RESULTS

We currently have some obligations that we are unable to meet without generating additional income or raising additional capital. If we cannot generate additional income or raise additional capital in the near future, we may become insolvent and/or be made bankrupt and/or may become illiquid or worthless.

As of December 31, 2007, our cash balance was approximately $1.1 million and our working capital deficit totaled approximately $2.3 million. We have some significant creditors that comprise a substantial proportion of outstanding obligations that we might not be able to satisfy. There is a balance owing to Atari Interactive, Inc. ("Atari") of approximately $1 million, and we may be unable to satisfy this debt which became due on March 31, 2008. We are in dispute with Atari and believe we may have various claims that may offset some or all of this balance. In any event, if we do not receive sufficient financing or sufficient funds from our operations we may (i) liquidate assets, (ii) seek or be forced into bankruptcy and/or (iii) continue operations, but incur material harm to our business, operations or financial condition. These measures could have a material adverse effect on our ability to continue as a going concern. Additionally, because of our financial condition, our Board of Directors has a duty to our creditors that may conflict with the interests of our stockholders. When a Delaware corporation is operating in the vicinity of insolvency, the Delaware courts have imposed upon the corporation's directors a fiduciary duty to the corporation's creditors. Our Board of Directors may be required to make decisions that favor the interests of creditors at the expense of our stockholders to fulfill its fiduciary duty. For instance, we may be required to preserve our assets to maximize the repayment of debts versus employing the assets to further grow our business and increase shareholder value. If we cannot generate enough income from our operations or are unable to locate additional funds through financing, we will not have sufficient resources to continue operations.

We have a history of losses, and may have to further reduce our costs by curtailing future operations to continue as a business.

For the year ended December 31, 2007, our net income was $5.9 million, $5.75 million of our revenue was recognized from the sale of an asset, and $1.425million was recognized from settlements with creditors, reversal of reserves, and prior year payables. However, since inception, we have incurred significant losses and negative cash flow. As of December 31, 2007 we had an accumulated deficit of $2.3 million. Our ability to fund our capital requirements out of our available cash and cash generated from our operations depends on a number of factors. Some of these factors include the progress of our product distributions and licensing, the rate of growth of our business, and our products' commercial success. If we cannot generate positive cash flow from operations, we will have to continue to reduce our costs and raise working capital from other sources. These measures could include selling or consolidating certain operations or assets, and delaying, canceling or further scaling back operations. These measures could materially and adversely affect our ability to publish successful titles, and may not be enough to permit us to operate profitability, or at all.

Our ability to effect a financing transaction to fund our operations could adversely affect the value of your stock.

If we are not acquired by or merge with another entity or if we are not able to raise additional capital by sale or license of certain of our assets, we may need to consummate a financing transaction to receive additional liquidity. This additional financing may take the form of raising additional capital through public or private equity offerings or debt financing. To the extent we raise additional capital by issuing equity securities, we cannot be certain that additional capital will be available to us on favorable terms and our stockholders will likely experience substantial dilution. Our certificate of incorporation provides for the issuance of preferred stock however we currently do not have any preferred stock issued and outstanding. Any new equity securities issued may have greater rights, preferences or privileges than our existing common stock. Material shortage of capital may l require us to take steps such as reducing our level of operations, disposing of selected assets, effecting financings on less than favorable terms or seeking protection under federal bankruptcy laws.

RISKS RELATED TO OUR BUSINESS

Titus Interactive SA (placed in involuntary bankruptcy in January, 2005) controlled and now Financial Planning and Development S.A. ("FPD") controls a majority of our voting stock and can elect a majority of our Board of Directors and prevent an acquisition of us that is favorable to our other stockholders. Alternatively, Titus could and FPD can also cause a sale of control of our Company that may not be favorable to our other stockholders.

Titus owned and now FPD owns approximately 58 million shares of common stock. As a consequence, Titus could and FPD can control substantially all matters requiring stockholder approval, including the election of directors, subject to our stockholders' cumulative voting rights, and the approval of mergers or other business combination transactions. This concentration of voting power could discourage or prevent a change in control that otherwise could result in a premium in the price of our common stock. Further, Titus could and FPD can cause a sale of control of our Company that may not be favorable to our stockholders. Such a sale, including if it involves a dispersion of shares to multiple stockholders, further could have the effect of making any business combination, or a sale of all of our shares as a whole, more difficult.

We may not be able to successfully develop a "Fallout" MMOG.

We are planning to exploit our license back of "Fallout" MMOG and are reviewing the avenues for securing financing of at least $30 million to fund its production but no assurance can be made that we will be able to do so, and our license back may as a result be terminated.

The lack of any credit agreement has resulted in a substantial reduction in the cash available to finance our operations.

We are currently operating without a credit agreement or credit facility. There can be no assurance that we will be able to enter into a new credit agreement or that if we do enter into a new credit agreement, it will be on terms favorable to us.

We continue to operate without a Chief Financial Officer, which may affect our ability to manage our financial operations.

We are presently without a CFO, and Mr. Caen has assumed the position of interim-CFO and continues as CFO to date until a replacement can be found.

Our business and industry is both seasonal and cyclical. If we fail to deliver our products at the right times, our sales will suffer.

Our business is highly seasonal, with the highest levels of consumer demand occurring in the fourth quarter. Our industry is also cyclical. The timing of hardware platform introduction is often tied to the year-end season and is not within our control. As new platforms are being introduced into our industry, consumers often choose to defer game software purchases until such new platforms are available, which would cause sales of our products on current platforms to decline. This decline may not be offset by increased sales of products for the new platform.

The unpredictability of future results may cause our stock price to remain depressed or to decline further.

Our operating results have fluctuated in the past and may fluctuate in the future due to several factors, some of which are beyond our control. These factors include:

- demand for our products and our competitors' products;
- the size and rate of growth of the market for interactive entertainment software;
- changes in personal computer and video game console platforms;
- the timing of announcements of new products by us and our competitors and the number of new products and product enhancements released by us and our competitors;
- changes in our product mix;
- the number of our products that are returned; and
- the level of our international and original equipment manufacturer royalty and licensing net revenues.

Many factors make it difficult to accurately predict the quarter in which we will ship our products. Some of these factors include:

- the uncertainties associated with the interactive entertainment software development process;
- approvals required from content and technology licensors; and
- the timing of the release and market penetration of new game hardware platforms.

There are high fixed costs to developing our products. If our revenues decline because of delays in the distribution of our products, or if there are significant defects or dissatisfaction with our products, our business could be harmed.

Our losses in the past have stemmed partly from the significant costs we incurred to develop our entertainment software products, product returns and price concessions. Moreover, a significant portion of our operating expenses is relatively fixed, with planned expenditures based largely on sales forecasts. At the same time, most of our products have a relatively short life cycle and sell for a limited period of time after their initial release, usually less than one year.

Relatively fixed costs and short windows in which to earn revenues mean that sales of new products are important in enabling us to recover our development costs, to fund operations and to replace declining net revenues from older products. Our failure to accurately assess the commercial success of our new products, and our delays in licensing existing products could reduce our earnings.

If our products do not achieve broad market acceptance, our business could be harmed significantly.

Consumer preferences for interactive entertainment software are always changing and are extremely difficult to predict. Historically, few interactive entertainment software products have achieved continued market acceptance. Instead, a limited number of releases have become "hits" and have accounted for a substantial portion of revenues in our industry. Further, publishers with a history of producing hit titles have enjoyed a significant marketing advantage because of their heightened brand recognition and consumer loyalty. We expect the importance of introducing hit titles to increase in the future. We cannot assure you that our licensing of products will achieve significant market acceptance, or that we will be able to sustain this acceptance for a significant length of time if we achieve it.

We believe that our future revenue will depend on the successful production of hit titles on a continuous basis. The failure of one or more new products to achieve market acceptance could cause material harm to our business. Further, if our products do not achieve market acceptance, we could be forced to accept substantial product returns or grant significant pricing concessions to maintain our relationship with retailers and our access to distribution channels. If we are forced to accept significant product returns or grant significant pricing concessions, our business and financial results could suffer material harm.

We have a limited number of key management and other personnel. The loss of any single member of management or key person or the failure to hire and integrate capable new key personnel could harm our business.

Our business requires extensive time and creative effort to produce and market. Our future success also will depend upon our ability to attract, motivate and retain qualified employees and contractors, particularly software design and development personnel. Competition for highly skilled employees is intense, and we may fail to attract and retain such personnel. Alternatively, we may incur increased costs in order to attract and retain skilled employees. Our executive management team currently consists solely of CEO and interim CFO Hervé Caen. Our failure to recruit or retain the services of key personnel, including competent executive management, or to attract and retain additional qualified employees could cause material harm to our business.

Our international sales expose us to risks of unstable foreign economies, difficulties in collection of revenues, increased costs of administering international business transactions and fluctuations in exchange rates.

Our net revenues from international sales accounted for approximately 4% and 66% of our total net revenues for years ended December 31, 2007 and 2006, respectively. To the extent our resources allow, we intend to continue to expand our direct and indirect sales, marketing and product localization activities worldwide.

Our international sales are subject to a number of inherent risks, including the following:

- recessions in foreign economies may reduce purchases of our products;
- translating and localizing products for international markets is time consuming and expensive;

- accounts receivable are more difficult to collect and when they are collectible, they may take longer to collect;
- regulatory requirements may change unexpectedly;
- it is difficult and costly to staff and manage foreign operations;
- fluctuations in foreign currency exchange rates;
- political and economic instability; and
- delays in market penetration of new platforms in foreign territories.

These factors may cause material declines in our future international net revenues and, consequently, could cause material harm to our business.

A significant, continuing risk we face from our international sales and operations stems from currency exchange rate fluctuations. Because we do not engage in currency hedging activities, fluctuations in currency exchange rates have caused significant reductions in our past earnings from international sales and licensing due to the loss in value upon conversion into U.S. Dollars. We may suffer similar losses in the future.

Some of our customers have the ability to return our products or to receive pricing concessions and such returns and concessions could reduce our net revenues and results of operations.

We are exposed to the risk of product returns and pricing concessions with respect to our distributors. Our distributors allow retailers to return defective, shelf-worn and damaged products in accordance with negotiated terms, and also offer a 90-day limited warranty to our end users that our products will be free from manufacturing defects. In addition, our distributors provide pricing concessions to our customers to manage our customers' inventory levels in the distribution channel. Our distributors could be forced to accept substantial product returns and provide pricing concessions to maintain our relationships with retailers and their access to distribution channels.

RISKS RELATED TO OUR INDUSTRY

Inadequate intellectual property protections could prevent us from enforcing or defending our proprietary technology.

We regard our software as proprietary and rely on a combination of patent, copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect our proprietary rights. We own or license various copyrights and trademarks, and hold the rights to one patent application related to one of our titles. While we provide "shrink-wrap" license agreements or limitations on use with our software, it is uncertain to what extent these agreements and limitations are enforceable. We are aware that some unauthorized copying occurs within the computer software industry, and if a significantly greater amount of unauthorized copying of our interactive entertainment software products were to occur, it could cause material harm to our business and financial results.

Policing unauthorized use of our products is difficult, and software piracy can be a persistent problem, especially in some international markets. Further, the laws of some countries where our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States, or are weakly enforced. Legal protection of our rights may be ineffective in such countries, and as we leverage our software products using emerging technologies such as the Internet and online services, our ability to protect our intellectual property rights and to avoid infringing others' intellectual property rights may diminish. We cannot assure you that existing intellectual property laws will provide adequate protection for our products in connection with these emerging technologies. We lack resources to defend proprietary technology.

We may unintentionally infringe on the intellectual property rights of others, which could expose us to substantial damages or restrict our operations.

As the number of interactive entertainment software products increases and the features and content of these products continue to overlap, software developers increasingly may become subject to infringement claims. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. From time to time, we receive communications from third parties regarding such claims. Existing or future infringement claims against us, whether valid or not, may be time consuming and expensive to defend. Intellectual property litigation or claims could force us to do one or more of the following:

- cease selling, incorporating or using products or services that incorporate the challenged intellectual property;
- obtain a license from the holder of the infringed intellectual property, which license, if available at all, may not be available on commercially favorable terms; or
- redesign our interactive entertainment software products, possibly in a manner that reduces their commercial appeal.

Any of these actions may cause material harm to our business and financial results.

Our business is intensely competitive and profitability is increasingly driven by a few key title releases. If we are unable to deliver key titles, our business may be harmed.

Competition in our industry is intense. New videogame products are regularly introduced. Increasingly, profits and revenues in our industry are dominated by certain key product releases and are increasingly produced in conjunction with the latest consumer and media trends. Many of our competitors may have more finances and other resources for the development of product titles than we do. If our competitors develop more successful products, or if we do not continue to develop consistently high-quality products, our revenue will decline.

If we fail to anticipate changes in video game platforms and technology, our business may be harmed.

The interactive entertainment software industry is subject to rapid technological change. New technologies could render our current products or products in development obsolete or unmarketable. Some of these new technologies include:

- operating systems;
- new media formats
- releases of new video game consoles;
- new video game systems by Sony, Microsoft, Nintendo and others.

We must continually anticipate and assess the emergence of, and market acceptance of, new interactive entertainment software platforms well in advance of the time the platform is introduced to consumers. Because product development cycles are difficult to predict, we must make substantial product development and other investments in a particular platform well in advance of introduction of the platform. If the platforms for which we develop new software products or modify existing products are not released on a timely basis or do not attain significant market penetration, or if we develop products for a delayed or unsuccessful platform, our business and financial results could suffer material harm.

New interactive entertainment software platforms and technologies also may undermine demand for products based on older technologies. Our success will depend in part on our ability to adapt our products to those emerging game platforms that gain widespread consumer acceptance. Our business and financial results may suffer material harm if we fail to:

- anticipate future technologies and platforms and the rate of market penetration of those technologies and platforms;
- obtain licenses to develop products for those platforms on favorable terms; or
- create software for those new platforms on a timely basis.

Our software may be subject to governmental restrictions or rating systems.

Legislation is periodically introduced at the state and federal levels in the United States and in foreign countries to establish a system for providing consumers with information about graphic violence and sexually explicit material contained in interactive entertainment software products. In addition, many foreign countries have laws that permit governmental entities to censor the content of interactive entertainment software. We believe that mandatory government-run rating systems eventually will be adopted in many countries that are significant markets or potential markets for our products. We may be required to modify our products to comply with new regulations, which could delay the release of our products in those countries.

Due to the uncertainties regarding such rating systems, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such rating systems would have on our business. In addition to such regulations, certain retailers have in the past declined to stock some of our products because they believed that the content of the packaging artwork or the products would be offensive to the retailer's customer base. While to date these actions have not caused material harm to our business, we cannot assure you that similar actions by our distributors or retailers in the future would not cause material harm to our business.

RISKS RELATED TO OUR STOCK

Some provisions of our charter documents may make takeover attempts difficult, which could depress the price of our stock and inhibit our ability to receive a premium price for your shares.

Our Certificate of Incorporation, as amended, provides for 5,000,000 authorized shares of Preferred Stock. Our Board of Directors has the authority, without any action by the stockholders, to issue up to 4,280,576 shares of preferred stock and to fix the rights and preferences of such shares. In addition, our certificate of incorporation and bylaws contain provisions that:

- eliminate the ability of stockholders to act by written consent and to call a special meeting of stockholders; and
- require stockholders to give advance notice if they wish to nominate directors or submit proposals for stockholder approval.

These provisions may have the effect of delaying, deferring or preventing a change in control, may discourage bids for our common stock at a premium over its market price and may adversely affect the market price, and the voting and other rights of the holders, of our common stock.

Our common stock may be subject to the "Penny Stock" rules which could adversely affect the market price of our common stock.

"Penny stocks" generally include equity securities with a price of less than $5.00 per share, which are not traded on a national stock exchange or on Nasdaq, and are issued by a company that has tangible net assets of less than $2,000,000 if the company has been operating for at least three years. The "penny stock" rules require, among other things, broker dealers to satisfy special sales practice requirements, including making individualized written suitability determinations and receiving a purchaser's written consent prior to any transaction. In addition, additional disclosure in connection with trades in the common stock are required, including the delivery of a disclosure schedule prescribed by the SEC relating to the "penny stock" market. These additional burdens imposed on broker-dealers may discourage them from effecting transactions in our common stock, which may make it more difficult for an investor to sell their shares and adversely affect the market price of our common stock.

Our stock is volatile

The trading price of our common stock has previously fluctuated and could continue to fluctuate in response to factors that are largely beyond our control, and which may not be directly related to the actual operating performance of our business, including:

- general conditions in the computer, software, entertainment, media or electronics industries;
- changes in earnings estimates or buy/sell recommendations by analysts;
- investor perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers; and
- price and trading volume volatility of the broader public markets, particularly the high technology sections of the market.

Item 2. PROPERTIES

The Company's headquarters are located in Beverly Hills, California, where we lease approximately 3,100 square feet of office space. The facility is leased through April 2008. We are currently subleasing approximately 1,100 square feet of our facility to an independent third party. We also have a representation office in France.

Item 3 LEGAL PROCEEDINGS

The Company may be involved in various legal proceedings, claims, and litigation arising in the ordinary course of business, including disputes arising over the ownership of intellectual property rights and collection matters. In the opinion of management, the outcome of known routine claims will not have a material adverse effect on the Company's business, financial condition, or results of operations.

The litigation with Bioware Corp. was finally settled in March 2008, when $200,000 held in escrow subsequent to our bankruptcy proceedings dismissal order was paid to Bioware Corp.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company trades on the NASD-operated Over-the-Counter Bulletin Board. Our common stock is currently traded on the NASD-operated Over-the-Counter Bulletin Board under the symbol "IPLY" At March 20, 2008, there were 105 holders of record of our common stock.

The following table sets forth the range of high and low sales prices for our common stock for the periods indicated.

For the Year ended December 31, 2007	High	Low
First Quarter	$ .17	$ .05
Second Quarter	.15	.06
Third Quarter	.09	.05
Fourth Quarter	.12	.06

For the Year ended December 31, 2006	High	Low
First Quarter	$ .04	$ .01
Second Quarter	.04	.02
Third Quarter	.03	.01
Fourth Quarter	.29	.01

Dividend Policy

It is not currently our policy to pay dividends.

Stock Compensation Plans

The following table sets forth certain information regarding our equity compensation plans as of December 31, 2007:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,410,000	0.044	8,590,000
Equity compensation plans not approved by security holders	7,330,298	0.38	-
Total	8,740,298		8,590,000

We have one stock option plan currently outstanding. Under the 1997 Stock Incentive Plan, as amended (the "1997 Plan"), we may grant up to 10 million options to our employees, consultants and directors, which generally vest from three to five years.

There were differences between the exercise price and the estimated fair market value which was recorded as compensation expense in the amount of $12,000, $38,000 and $0, respectively, for financial reporting purposes.

Performance Graph

The following graph sets forth the percentage change in cumulative total stockholder return of our common stock during the period from December 31, 2002 to December 31, 2007, compared with the cumulative returns of the NASDAQ Stock Market (U.S. Companies) Index, the Media General Index 820 (which is our old peer group) and a new peer group comprising Media General Index 820 plus Giants Interactive Group Inc. The comparison assumes $100 was invested on December 31, 2002 in our common stock and in each of the foregoing indices. Information presented below is as of the end of the fiscal year ended December 31, 2007.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Interplay Entertainment Corp., The NASDAQ Composite Index,
A New Peer Group And An Old Peer Group
$300
$250
$200
$150
$100
$50
$0
12/02
12/03
12/04
12/05
12/06
12/07
Interplay Entertainment Corp.
NASDAQ Composite
New Peer Group
Old Peer Group

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

In any of our fillings under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended that incorporate this performance graph and the data related thereto by reference, this performance graph and data related thereto will be considered excluded from the incorporation by reference and will not be deemed a part of any such other filing unless we expressly state that the performance graph and the data related thereto is so incorporated.

Item 6. SELECTED FINANCIAL DATA

The selected consolidated statements of operations data for the years ended December 31, 2007, 2006 and 2005 and the selected consolidated balance sheets data as of December 31, 2007 and 2006 are derived from our audited consolidated financial statements included elsewhere in this Report. Our historical results are not necessarily indicative of the results that may be achieved for any other period. The following data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere in this Report.

	2007	2006	2005
	(Dollars in thousands, except share and per share amoun		
Statements of Operations Data:			
Net revenues	$ 6,001	$ 967	$ 7,1
Cost of goods sold	8	167	4
Gross profit	5,993	800	6,6
Operating expenses	1,538	2,069	3,1
Operating (income) loss	4,455	(1,269)	3,4
Other income (expense)	1,401	4,348	2,4
Income (loss) before income taxes	5,856	3,079	5,9
Provision (benefit) for income taxes	-	-	
Net income (loss)	$ 5,856	$ 3,079	$ 5,9
Cumulative dividend on participating preferred stock	$ -	$ -	$
Accretion of warrant	-	-	
Net income (loss) available to common stockholders	$ 5,856	$ 3,079	$ 5,9
Net income (loss) per common share:			
Basic	$ 0.059	$ 0.030	$ 0.0
Diluted	$ 0.057	$ 0.030	$ 0.0
Shares used in calculating net income (loss) per common share - basic	99,197	100,513	93,8
Shares used in calculating net income (loss) per common share - diluted	102,028	102,603	93,8

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements and notes thereto and other information included or incorporated by reference herein.

Executive Overview and Summary

Interplay Entertainment Corp. is a publisher and licensor of interactive entertainment software for both core gamers and the mass market. We are most widely known for our titles in the action/arcade, adventure/role playing game (RPG), and strategy/puzzle categories. We have produced and licensed titles for many of the most popular interactive entertainment software platforms.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not purport to represent realizable or settlement values. The Report of our Independent Auditors for the December 31, 2007 consolidated financial statements includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

We entered into various licensing agreements during 2007 under which we licensed others to exploit games that we have intellectual property rights to. We expect in 2008 to enter into similar license arrangements to generate cash for the Company's operations.

We have sold "Fallout" to a third party and have obtained a license back which could allow us to create, develop and exploit a "Fallout" MMOG. We are planning to exploit our license back of "Fallout" MMOG and are reviewing the avenues for securing financing of at least $30 million to fund its production but no assurance can be made that we will be able to do so.

We are now focused on a two-pronged growth strategy. While we are working to secure funding for the development of a MMOG based on the popular "Fallout" franchise, we are at the same time exploring ways to leverage our portfolio of gaming properties through sequels and various development and publishing arrangements. We are planning, if we can obtain financing, to develop sequels to some of are most successful games, including Earthworm Jim, Dark Alliance, Descent and MDK. We are reinitiating our in-house game development studio, and have hired game developers. Initial funding for these steps will derive from the remaining proceeds from the sale of "Fallout".

We continue to seek external sources of funding, including but not limited to, incurring debt, the selling of assets or securities, licensing of certain product rights in selected territories, selected distribution agreements, and/or other strategic transactions sufficient to provide short-term funding, and achieve our long-term strategic objectives.

Our products were either designed and created by our employees or by external software developers. When we used external developers, we typically advanced development funds to the developers in installment payments based upon the completion of certain milestones. These advances were typically considered advances against future royalties. We currently have no product in development with external developers.

Our operating results will continue to be impacted by economic, industry and business trends affecting the interactive entertainment industry. Our industry is highly seasonal, with the highest levels of consumer demand occurring during the year-end holiday buying season. With the release of new console systems by Sony, Nintendo and Microsoft, our industry has entered into a new cycle that could affect marketability of new products, if any.

Our operating results have fluctuated significantly in the past and likely will fluctuate significantly in the future, both on a quarterly and an annual basis. A number of factors may cause or contribute to such fluctuations, and many of such factors are beyond our control.

Management's Discussion of Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, prepaid licenses and royalties and software development costs. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in preparation of our consolidated financial statements.

Revenue Recognition

We record revenues when we deliver products to customers in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition." and SEC Staff Accounting Bulletin No. 104, Revenue Recognition.

We recognize revenue from sales by distributors, net of sales commissions, only as the distributor recognizes sales of the Company's products to unaffiliated third parties. For those agreements that provide the customers the right to multiple copies of a product in exchange for guaranteed amounts, revenue is recognized as earned. Guaranteed minimum royalties on sales, where the guarantee is not recognized upon delivery, are recognized as the minimum payments come due. The Company recognizes revenue on expired contracts when the termination date of the contract is reached because guaranteed minimum royalties are not reimbursable and are recorded as revenue.

We generally are not contractually obligated to accept returns, except for defective, shelf-worn and damaged products. However, on a case-by-case negotiated basis, we permit customers to return or exchange products and may provide price concessions to our retail distribution customers on unsold or slow moving products. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 48, "Revenue Recognition when Right of Return Exists," we record revenue net of a provision for estimated returns, exchanges, markdowns, price concessions, and warranty costs. We record such reserves based upon management's evaluation of historical experience, current industry trends and estimated costs. The amount of reserves ultimately required could differ materially in the near term from the amounts provided in the accompanying consolidated financial statements.

We also engage in the sale of licensing rights on certain products. The terms of the licensing rights differ, but normally include the right to develop and distribute a product on a specific video game platform. We recognize revenue when the rights have been transferred and no other obligations exist.

Prepaid Licenses and Royalties

Prepaid licenses and royalties consist of license fees paid to intellectual property rights holders for use of their trademarks or copyrights. Also included in prepaid royalties are prepayments made to independent software developers under developer arrangements that have alternative future uses. These payments are contingent upon the successful completion of milestones, which generally represent specific deliverables. Royalty advances are recoupable against future sales based upon the contractual royalty rate. We amortize the cost of licenses, prepaid royalties and other outside production costs to cost of goods sold over six months commencing with the initial shipment in each region of the related title. We amortized these amounts at a rate based upon the actual number of units shipped with a minimum amortization of 75% in the first month of release and a minimum of 5% for each of the next five months after release. This minimum amortization rate reflects our typical product life cycle. Our management relies on forecasted revenue to evaluate the future realization of prepaid royalties and charges to cost of goods sold any amounts they deem unlikely to be fully realized through future sales. Such costs are classified as current and noncurrent assets based upon estimated product release date. If actual revenue, or revised sales forecasts, fall below the initial forecasted sales, the charge may be larger than anticipated in any given quarter. Once the charge has been taken, that amount will not be expensed in future quarters when the product has shipped.

Software Development Costs

Software Development Costs. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred for internally developed products.

We account for software development costs in accordance with Statement of Financial Accounting Standard ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Software development costs are capitalized once the technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product encompasses both technical design documentation and game design documentation. For products where proven technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Prior to a product's release, we expense, as part of "cost of sales — software royalties and amortization," capitalized costs when we believe such amounts are not recoverable. Capitalized costs for those products that are cancelled or abandoned are charged to product development expense in the period of cancellation. Amounts related to software development which are not capitalized are charged immediately to product development expense. We evaluate the future recoverability of capitalized amounts on a quarterly basis. The recoverability of capitalized software development costs is evaluated based on the expected performance of the specific products for which the costs relate. Criteria used to evaluate expected product performance include: historical performance of comparable products using comparable technology; orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based.

Commencing upon product release, capitalized software development costs are amortized to "cost of sales — software royalties and amortization" based on the ratio of current revenues to total projected revenues, generally resulting in an amortization period of six months or less. For products that have been released in prior periods, we evaluate the future recoverability of capitalized amounts on a quarterly basis. The primary evaluation criterion is actual title performance.

Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. In evaluating

the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual product sales are less than and/or revised forecasted or actual costs are greater than the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge.

Other Significant Accounting Policies

Other significant accounting policies not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. The policies related to consolidation and loss contingencies require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. Certain of these matters are among topics currently under reexamination by accounting standards setters and regulators. Although no specific conclusions reached by these standard setters appear likely to cause a material change in our accounting policies, outcomes cannot be predicted with confidence. Please see Note 2 of Notes to Consolidated Financial Statements, Summary of Significant Accounting Policies, which discusses accounting policies that must be selected by management when there are acceptable alternatives.

Results of Operations

The following table sets forth certain consolidated statements of operations data and segment and platform data for the periods indicated expressed as a percentage of net revenues:

	Years Ended December 31,		
	2007	2006	2005
Statements of Operations Data:			
Net revenues	100 %	100 %	100 %
Cost of goods sold	-	17	7
Gross margin	100	83	93
Operating expenses:			
Marketing and sales	4	52	4
General and administrative	21	161	37
Product development	-	-	4
Total operating expenses	25	213	45
Operating income (loss)	75	(130)	48
Other income (expense)	25	449	34
Income (loss) before provision for income taxes	100	319	82
Provision for income taxes			-
Net income (loss)	100 %	319 %	82 %
Selected Operating Data:			
Net revenues by segment:			
North America	96 %	21 %	41 %
International	4	66	56
OEM, royalty and licensing	-	13	3
	100 %	100 %	100 %
Net revenues by platform:			
Personal computer	4 %	47 %	9 %
Video game console	-	39	14
OEM, royalty and licensing	-	14	3
Recognition from sale of " Fallout"	96	-	-
Recognition of revenue on expired contracts	-	-	63
Online licensing	-	-	11
	100 %	100 %	100 %

Geographically, our net revenues for the years ended December 31, 2007 and 2006 breakdown as follows: (in thousands)

	2007	2006	Change	% Change
North America	5,755	203	5,552	2,734%
International	246	632	(386)	(61.1%)
OEM, Royalty & Licensing	0	132	(132)	(100%)
Net Revenues	6,001	967	5,034	520%

Geographically, our net revenues for the years ended December 31, 2006 and 2005 breakdown as follows: (in thousands)

	2006	2005	Change	% Change
North America	203	2,885	(2,682)	(92.9%)
International	632	4,056	(3,424)	(84.4%)
OEM, Royalty & Licensing	132	217	(85)	(39.2%)
Net Revenues	967	7,158	(6,191)	(86.5%)

North American, International and OEM, Royalty and Licensing Net Revenues

Net revenues for the year ended December 31, 2007 were $6,001,000, an increase of 520% compared to the same period in 2006. The Company had $5,750,000 in income from recognition of the sale of "Fallout" and $5,000 in North American royalties earned This increase resulted from a 2,734% increase in North American net revenue due to the sale of "Fallout" and a 61.1% decrease in International net revenue, royalty and licensing revenues and a 100% decrease in OEM net revenue.

Net revenues for the year ended December 31, 2006 were $967,000, a decrease of 86.5% compared to the same period in 2005. This decrease resulted from a 92.9% decrease in North American net revenue, and a 84.4% decrease in International net revenues and a 39.2% decrease in OEM, royalties and licensing revenues.

North American net revenues for the year ended December 31, 2007 were $5,755,000 as compared to $203,000 for the year ended December 31, 2006. The Company had $5,750,000 in income from recognition of the sale of "Fallout" and $5,000 in North American royalties earned in 2007.

North American net revenues for the year ended December 31, 2006 were $203,000 as compared to $2,885,000 for the year ended December 31, 2005. The decrease in North American net revenues in 2006 was mainly due to no longer recognizing as income advanced royalties on expired contracts and new product releases during the twelve months ended December 31,2006.

International net revenues for the year ended December 31, 2007 were $246,000, a decrease of $386,000 as compared to International net revenues for the year ended December 31, 2006. The decrease in International net revenues compared to the year ended December 31, 2006 was mainly due to a 61.1% decrease in back catalog sales.

International net revenues for the year ended December 31, 2006 were $632,000, a decrease of $3.4 million as compared to International net revenues for the year ended December 31, 2005. The decrease in International net revenues compared to the year ended December 31, 2005 was mainly due to recognizing as income advanced royalties on expired contracts and no new product releases during the twelve months ended December 31, 2006.OEM, royalty and licensing net revenues for the year ended December 31, 2007 were $.0, a decrease of $132,000 as compared to the same period in 2006. The OEM business decreased $132,000 as a consequence of our reorganization.

OEM, royalty and licensing net revenues for the year ended December 31, 2006 were $132,000, a decrease of $85,000 as compared to the same period in 2005. The decrease in OEM business was mainly attributable to our reorganization.

Publishing Net Revenues by Platform, Sale of " Fallout", Contracts and Licensing Deals Net Revenues

Our publishing net revenues by platform, sale of "Fallout" contracts and licensing deals net revenues for the years ended December 31, 2007 and 2006 breakdown as follows: (in thousands)

	2007	2006	Change	% Change
Personal Computer	222	456	(234)	(51.3%)
Video Game Console	29	379	(350)	(92.3%)
OEM, Royalty & Licensing	0	132	(132)	(100.0%)
Recognition of revenue on sale of "Fallout"	5,750	0	5,750	(100.0%)
Net Revenues	6,001	967	5,034	520%

PC net revenues for the year ended December 31, 2007 were $222,000, a decrease of 51.3% compared to the same period in 2006. The decrease in PC net revenues in 2007 was primarily due to lower back catalog sales.

Our video game console net revenues for the year ended December 31, 2007 were $29,000 a decrease of 92.3% compared to the same period in 2006,mainly due to lower back catalog sales.

The Company had $5,750,000 in income from recognition of the sale of "Fallout" as a one time non- recurring event. Our platform, expired contracts and licensing deals net revenues for the years ended December 31, 2006 and 2005 breakdown as follows: (in thousands)

	2006	2005	Change	% Change
Personal Computer	456	631	(1750)	(27.7%)
Video Game Console	379	971	(562)	(60.9%)
OEM, Royalty & Licensing	132	217	(85)	(39.2%)
Recognition of revenue on expired contracts	0	4,571	(4,571)	N/A
Online Licensing	0	768	(768)	N/A
Net Revenues	967	7,158	6,191	(86.5%)

PC net revenues for the year ended December 31, 2006 were $456,000, a decrease of 27.7 % compared to the same period in 2005. The decrease in PC net revenues in 2006 was primarily due to no new releases and the expiration of our distribution agreement with Vivendi in 2005.

Our video game console net revenues for the year ended December 31, 2006 were $379,000 a decrease of 60.9% compared to the same period in 2005. There was no revenue recognition from deferred revenue of expired contracts for the year ended December 31,2006. Licensing for the year ended December 31, 2006 were $0.The decrease in video game console net revenues was primarily due to no new releases. Our catalog sales also decreased in 2006 as compared to 2005.

Cost of Goods Sold; Gross Margin

Cost of goods sold related to PC and video game console net revenues represents the manufacturing and related costs of interactive entertainment software products, including costs of media, manuals, duplication, packaging materials, assembly, freight and royalties paid to developers, licensors and hardware manufacturers. Cost of goods sold related to royalty-based net revenues primarily represents third party licensing fees and royalties paid by us. Typically, cost of goods sold as a percentage of net revenues for video game console products are higher than cost of goods sold as a percentage of net revenues for PC based products due to the relatively higher manufacturing and royalty costs associated with video game console and affiliate label products. We also include in the cost of goods sold the amortization of prepaid royalty and license fees we pay to third party software developers. We expense prepaid royalties over a period of six months commencing with the initial shipment of the title at a rate based upon the numbers of units shipped. We evaluate the likelihood of future realization of prepaid royalties and license fees quarterly, on a product-by-product basis, and charge the cost of goods sold for any amounts that we deem unlikely to realize through future product sales.

Our net revenues, cost of goods sold and gross margin for the years ended December 31, 2007 and 2006 breakdown as follows: (in thousands)

	2007	2006	Change	% Change
Net Revenues	6,001	967	5,034	520.5%
Cost of Goods Sold	8	167	(159)	(95.2%)
Gross Margin	5,993	800	5,193	649.1%

Our cost of goods sold decreased to $8,000 in the year ended December 31, 2007 compared to $167,000 in the same period in 2006. We expect our cost of goods sold to increase in 2007 as compared to 2006 because we anticipate new product releases.

Our gross margin increased to $5,993,000 for the twelve months ended December 31, 2007 from $800,000 in the comparable period in 2006. The increase in gross margin was mainly attributable to our sale of " Fallout".

Our net revenues, cost of goods sold and gross margin for the years ended December 31, 2005 and 2004 breakdown as follows: (in thousands)

	2006	2005	Change	% Change
Net Revenues	967	7,158	(6,191)	(86.5%)
Cost of Goods Sold	167	478	(311)	(65.1%)
Gross Margin	800	6,680	(5,880)	(88.0%)

Our cost of goods sold decreased to $167,000 in the year ended December 31, 2006 compared to $478,000 in the same period in 2005.

Our gross margin decreased to $800,000 for the twelve months ended December 31, 2006 from $6.7 milliion in the comparable period in 2005. The decrease in gross margin was mainly attributable to our decrease in revenue.

Marketing and Sales

Our marketing and sales expenses for the years ended December 31, 2007 and 2006 breakdown as follows: (in thousands)

	2007	2006	Change	% Change
Marketing and Sales	245	509	(264)	(51.9%)

Marketing and sales expenses primarily consist of advertising and retail marketing support, sales commissions, marketing and sales personnel, customer support services and other related operating expenses. Marketing and sales expenses for the twelve months ended December 31, 2007 were $245,000, a 51.9% decrease as compared to the 2006 period due to discontinuing of the business of Interplay Japan.

Our marketing and sales expenses for the years ended December 31, 2005 and 2004 breakdown as follows: (in thousands)

	2006	2005	Change	% Change
Marketing and Sales	509	312	197	63.1%

Marketing and sales expenses primarily consist of advertising and retail marketing support, sales commissions, marketing and sales personnel, customer support services and other related operating expenses. Marketing and sales expenses for the twelve months ended December 31, 2006 were $509,000, a 63.1% increase as compared to the 2005 period. The increase in marketing and sales expenses is due to certain expenses being classified as marketing and sales in 2006 compared to prior year classification into general and administration and a continued effort to sell back catalog products.

General and Administrative

Our general and administrative expenses for the years ended December 31, 2007 and 2006 breakdown as follows: (in thousands)

	2007	2006	Change	% Change
General and Administrative	1,274	1,560	(286)	(18.3%)

General and administrative expenses primarily consist of administrative personnel expenses, facilities costs, professional fees, and other related operating expenses. General and administrative expenses for the year ended December 31, 2007 were $1.3 million, a 18.3% decrease as compared to the same period in 2006. The decrease is mainly due to decreases in personnel costs and general expenses as a result of a reduction in the administrative personnel and CEO compensation during 2007.

Our general and administrative expenses for the years ended December 31, 2005 and 2004 breakdown as follows: (in thousands)

	2006	2005	Change	% Change
General and Administrative	1,560	2,617	(1,057)	(40.4%)

General and administrative expenses primarily consist of administrative personnel expenses, facilities costs, professional fees, and other related operating expenses. General and administrative expenses for the year ended December 31, 2006 were $1.6 million, a 40.4% decrease as compared to the same period in 2005. The decrease is mainly due to decreases in personnel costs and general expenses during 2006. The decrease in general and administrative expenses is due to certain expenses being classified as marketing and sales in 2006 compared to prior year classification into general and administration.

Product Development

Our product development expenses for the years ended December 31, 2007 and 2006 breakdown as follows: (in thousands)

	2007	2006	Change	% Change
Product Development	18	0	18	(100%)

Product development expenses for the year ended December 31, 2007 were $ 18,000, a 100% increase as compared to the same period in 2006. This increase was mainly due to the hiring of a software developer in the fourth quarter of 2007.

Our product development expenses for the years ended December 31, 2005 and 2004 breakdown as follows: (in thousands)

	2006	2005	Change	% Change
Product Development	0	268	(268)	(100.0%)

We charged internal product development expenses, which consist primarily of personnel and support costs, to operations in the period incurred. Product development expenses for the year ended December 31, 2006 were $0, a 100% decrease as compared to the same period in 2005. This decrease was mainly due to a $268,000 decrease in personnel costs and general expenses as a result of a reduction in headcount and the closure of our internal development studio during the year.

Other Expense (Income), Net

Our other expense for the years ended December 31, 2007 and 2006 breakdown as follows: (in thousands)

	2007	2006	Change	% Change
Other Expense (Income)	(1,401)	(4,348)	(2,947)	(67.8%)

Other income consists primarily of reversal and adjustments to certain accrual and accounts payables in the amount of $1,425,000, interest expense on debt in the amount of $59,000, foreign currency exchange transactions gains and losses, and rental income in the amount of $73,000 and bad debts of $38,000. The decrease is attributable to reversals of a smaller amount of prior year accruals.

Our other expense for the years ended December 31, 2005 and 2004 breakdown as follows: (in thousands)

	2006	2005	Change	% Change
Other Expense (Income)	(4,348)	(2,445)	(1,903)	77.8%

Other income consists primarily of settlement in the amount of approximately $310,000, reversal of reserves in the amount of approximately $2.2 million, reduction of accrued royalties in the amount of $810,000, reversals of accounts payable in the amount of $1.2 million, interest expense in the amount of $135,000and additional miscellaneous income.

Provision (Benefit) for Income Taxes

We recorded no tax provision for the years ended December 31, 2007, 2006 and 2005.

Liquidity and Capital Resources

As of December 31, 2007, we had a working capital deficit of approximately $2,300,000, and our cash balance was approximately $1,138,000 of which $200,000 was held in escrow in connection with the settlement of litigation with Bioware Corp. There is a balance owing to Atari of approximately $1 million, and we may be unable to satisfy this debt which became due on March 31, 2008. We are in dispute with Atari and believe we may have various claims that may offset some or all of this balance. In any event, we cannot continue to fund our current operations without obtaining additional financing or income.

We sold "Fallout" to a third party and have obtained the license back to allow us to create, develop and exploit a "Fallout" MMOG. We are planning to exploit the license back of "Fallout" MMOG and are reviewing the avenues for securing financing of at least $30 million to fund its production.

We are now focused on a two-pronged growth strategy. While we are working.to secure funding for the development of a MMOG based on the popular "Fallout" franchise, we are at the same time exploring ways to leverage our portfolio of gaming properties through sequels and various development and publishing arrangements. We are planning, if we can obtain financing, to develop sequels to some of our most successful games, including Earthworm Jim, Dark Alliance, Descent and MDK. We have reinitiated our in-house game development studio, and have hired game developers. Initial funding for these steps will mainly derive from the remaining proceeds from the sale of "Fallout".

We continue to seek external sources of funding, including but not limited to, incurring debt, the selling of assets or securities, licensing of certain product rights in selected territories, selected distribution agreements, and/or other strategic transactions sufficient to provide short-term funding, and achieve our long-term strategic objectives.

If we do not receive sufficient financing or income we may (i) liquidate assets, (ii) sell the company (iii) seek protection from our creditors including the filing of voluntary bankruptcy or being the subject of involuntary bankruptcy, and/or (iv) continue operations, but incur material harm to our business, operations or financial conditions. These conditions, combined with our historical operating losses and our deficits in stockholders' equity and working capital, raise substantial doubt about our ability to continue as a going concern.

Our primary capital needs have historically been working capital requirements necessary to fund our operations. Our operating activities provided cash of $1,088,000 during the twelve months ended December 31, 2007, primarily attributable to the sale of "Fallout".. The Company had $5,750,000 in income from recognition of the sale of "Fallout"; however the Company does not expect material further non- recurring income in 2008.

We entered into various licensing agreements during 2007 under which we licensed others to exploit games that we have intellectual property rights to. We expect in 2008 to enter into similar license arrangements to generate cash for the Company's operations.

No assurance can be given that funding can be obtained by us on acceptable terms, or at all. These conditions, combined with our deficits in stockholders' equity and working capital, raise substantial doubt about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements under which we have obligations under a guaranteed contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation 3 of FASB Interpretation No. 45 Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets. We also do not have any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument. We have no obligations, including a contingent obligation arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities (January 2003), as may be modified or supplemented) in an unconsolidated entity that is held by, and material to, the registrant, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with the registrant.

Contractual Obligations

The following table summarizes certain of our contractual obligations under non-cancelable contracts and other commitments at December 31, 2007, and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands).

Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Lease Commitments (1)	46	46	0	0	0

(1) We have a lease commitment at the Beverly Hills office through April 2008. The Company is presently in negotiations to extend that lease but no commitments have been made. We also have a lease commitment at the French representation office through February 28, 2011 with an option for an additional 3 years.

Recent Accounting Pronouncements

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The provisions of SFAS No. 159 are effective for financial statements issued for fiscal years beginning after November 15, 2007. We are evaluating if we will adopt SFAS No. 159 and what impact the adoption will have on our Consolidated Financial Statements if we adopt.

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for years beginning after December 15, 2006. We will adopt FIN 48 as of December 30, 2006, as required. Currently, we are not able to estimate the impact FIN 48 will have on our financial statements.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements,* which defines fair value, creates a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We will adopt SFAS 157 on its effective date. The Company has not yet determined the effect, if any, that the application of SFAS No. 157 will have on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued SAB No. 108, Topic 1-N, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 requires companies to evaluate the materiality of current year misstatements using both the rollover approach and the iron curtain approach. SAB No. 108 is effective for statements covering the first fiscal year ending after November 15, 2006. The adoption of SAB No. 108 did not have a material impact on the Company's consolidated financial position and results of operations.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not have any derivative financial instruments as of December 31, 2007. However, we are exposed to certain market risks arising from transactions in the normal course of business, principally the risk associated with foreign currency fluctuations. We do not hedge our risk associated with foreign currency fluctuations.

Foreign Currency Risk

Our earnings are affected by fluctuations in the value of our foreign subsidiary's functional currency, and by fluctuations in the value of the functional currency of our foreign receivables.

We recognized a $60,000 loss, $9,000 loss and $56,000 loss during the years ended December 31, 2007, 2006 and 2005, respectively, primarily in connection with foreign exchange fluctuations in the timing of payments received on accounts receivable from foreign distributors or licensees.

Item 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our Consolidated Financial Statements begin on page F-1 of this report.

Item 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and interim Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon this evaluation, our Chief Executive Officer and interim Chief Financial Officer concluded that our disclosure controls and procedures were effective, at the reasonable assurance level, in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by the SEC rules and forms and in timely alerting him to material information required to be included in this report.

There were no changes made in our internal controls over financial reporting that occurred during the quarter ended December 31, 2007 that have materially affected or reasonably likely to materially affect these controls.

Our management, including the CEO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will necessarily prevent all fraud and material errors. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations on all internal control systems, our internal control system can provide only reasonable assurance of achieving its objectives and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, and/or by management override of the control. The design of any system of internal control is also based in part upon certain assumptions about the likelihood of future events, and can provide only reasonable, not absolute, assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in circumstances, and/or the degree of compliance with the policies and procedures may deteriorate.

Management Report on Internal Control over Financial Reporting

The Company's management, including our Chief Executive Officer and interim Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for Interplay Entertainment Corp. and its subsidiaries (the "Company"). The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changing conditions, effectiveness of internal control over financial reporting may vary over time. The Company's processes contain self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based on the criteria for effective internal control described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information in Item10 is incorporated herein by reference to the section entitled "Proposal One ---- Election of Directors" contained in the Proxy Statement (the "Proxy Statement") for the 2008 annual meeting of the stockholders to be filed with the Securities and Exchange Commission within 120 days of the close of the fiscal year ended December 31, 2007.

Item 11. EXECUTIVE COMPENSATION

The information in Item 11 is incorporated herein by reference to the section entitled "Proposal One ---- Election of Directors" contained in the Proxy Statement.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in Item12 is incorporated herein by reference to the section entitled "General Information" ---- Security Ownership of Certain Beneficial Owners and Management" and "Proposal One ---- Election of Directors" contained in the Proxy Statement.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information in Item 13 is incorporated herein by reference to the section entitled "Proposal One --- Election of Directors" contained in the Proxy Statement.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information in Item 14 is incorporated herein by reference to the section entitled by reference to the section entitled "Proposal Two --- Ratification of the Appointment of Independent Registered Public Accountant Firm" contained in the Proxy Statement.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents, except for exhibit 32.1 which is being furnished herewith, are filed as part of this report:

(1) Financial Statements

The list of financial statements contained in the accompanying Index to Consolidated Financial Statements covered by the Reports of Independent Auditors is herein incorporated by reference.

(2) Financial Statement Schedules

The list of financial statement schedules contained in the accompanying Index to Consolidated Financial Statements covered by the Reports of Independent Auditors is herein incorporated by reference.

All other schedules are omitted because they are not applicable or the required information is included in the Consolidated Financial Statements or the Notes thereto.

(3) Exhibits

The list of exhibits on the accompanying Exhibit Index is herein incorporated by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized, at Beverly Hills,, California this 31st day of March, 31 2008.

INTERPLAY ENTERTAINMENT CORP.

/s/ Hervé Caen

By:______________________________

Hervé Caen
Its: Chief Executive Officer and
Interim Chief Financial Officer
(Principal Executive and
Financial and Accounting Officer)

Exhibit 24.1

POWER OF ATTORNEY

The undersigned directors and officers of Interplay Entertainment Corp. do hereby constitute and appoint Hervé Caen with full power of substitution and resubstitution, as their true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorney and agent, may deem necessary or advisable to enable said corporation to comply with the Securities Exchange Act of 1934, as amended and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 10-K, including specifically but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto, and we do hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report and Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Hervé Caen Hervé Caen	Chief Executive Officer, Interim Chief Financial Officer and Director (Principal Executive and Financial and Accounting Officer)	April 3, 2008
/s/ Eric Caen Eric Caen	Director	April 3, 2008
/s/ Michel Welter Michel Welter	Director	April 3, 2008

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
3.1	Amended and Restated Certificate of Incorporation of the Company; (incorporated herein by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
3.2	Certificate of Designation of Preferences of Series A Preferred Stock, as filed with the Delaware Secretary of State on April 14, 2000; (incorporated herein by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).
3.3	Certificate of Amendment of Certificate of Designation of Rights, Preferences, Privileges and Restrictions of Series A Preferred Stock, as filed with the Delaware Secretary of State on October 30, 2000; (incorporated herein by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
3.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Delaware Secretary of State on November 2, 2000; (incorporated herein by reference to Exhibit 3.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Delaware Secretary of State on January 21, 2004; (incorporated herein by reference to Exhibit 3.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
3.6	Amended and Restated Bylaws of the Company; (incorporated herein by reference to Exhibit 3.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
3.7	Amendment to the Amended and Restated Bylaws of the Company dated March 9, 2004; (incorporated herein by reference to Exhibit 3.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
4.1	Specimen form of stock certificate for Common Stock; (incorporated herein by reference to Exhibit 4.1 to the Form S-1)
10.01	Third Amended and Restated 1997 Stock Incentive Plan (the "1997 Plan"); (incorporated herein by reference to Appendix A of the Definitive Proxy Statement filed on August 20, 2002).
10.02	Form of Stock Option Agreement pertaining to the 1997 Plan.; (incorporated herein by reference to exhibit 10.2 to the form S-1).
10.03	Form of Restricted Stock Purchase Agreement pertaining to the 1997 Plan; (incorporated herein by reference to Exhibit 10.3 to the Form S-1).
10.04	Form of Indemnification Agreement for Officers and Directors of the Company; (incorporated herein by reference to Exhibit 10.11 to the Form S-1).
10.05	Employment Agreement between the Company and Herve Caen dated November 9, 1999; (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).
10.06	Trademark License Agreement by and between Bethesda Softworks LLC and the Company dated as of April 4, 2007; (Incorporated herein by reference to exhibit 10.49 to the Company's 8-K filed on April 12, 2007).
14.1	Code of Ethics of the Company; (incorporated herein by reference to Exhibit 14.1 to Amendment No. 1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 filed on April 27, 2004).
21.1	Subsidiaries of the Company.
23.1	Consent of Jeffrey S. Gilbert, Independent Registered Public Accounting firm

24.1 Power of Attorney (included on signature page to this Form 10-K)

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.

32.1 Certification of Chief Executive Officer and interim Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Hervé Caen.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT AUDITOR

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Interplay Entertainment Corp.

I have audited the consolidated balance sheets of Interplay Entertainment Corp. (a majority-owned subsidiary of Financial Planning and Development S.A.) and Subsidiaries (the "Company") as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income(loss)and cash flows each of the years in the three year period ending December 31, 2007 . My audit included the schedule of valuation and qualifying accounts for the years ended December 31, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements and the schedule based on my audit.

I conducted my audit in accordance with standards Of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interplay Entertainment Corp. and Subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three year period ending December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in my opinion the related financial statement schedule for the years ended December 31, 2007, 2006 and 2005 when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has limited liquid resources, a history of losses, negative working capital of $2,279,000 and stockholders' deficit of $2,279,000. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustment that might result from the outcomes of these uncertainties.

JEFFREY S. GILBERT

Los Angeles, California
March 26, 2008

INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,			
ASSETS	2007		2006	
Current Assets:				
Cash	$	1,138,000	$	50,000
Trade receivables, net of allowances of $37,000 and $17,000, respectively		26,000		227,000
Inventories		1,000		8,000
Deposits		4,000		4,000
Prepaid expenses		10,000		6,000
Other receivables		13,000		17,000
Total current assets		1,192,000		312,000
Property and equipment, net		9,000		3,000
Other assets		0		8,000
Total assets	$	1,201,000	$	323,000
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities:				
Note payable	$	1,045,000	$	1,427,000
Notes payable officer and directors		729,000		694,000
Accounts payable subject to judgments		0		1,653,000
Accounts payable		911,000		4,006,000
Accrued royalties		200,000		170,000
Deferred income		595,000		460,000
Total current liabilities		3,480,000		8,410,000
Commitments and contingencies				
Stockholders' Equity (Deficit):				
Preferred stock, $0.001 par value 5,000,000 shares authorized; no shares issued or outstanding, respectively,				
Common stock, $0.001 par value 150,000,000 shares authorized; issued and outstanding 103,855,634 shares in 2007 and 103,855,634 shares in 2006		104,000		104,000
Paid-in capital		121,976,000		121,964,0000
Accumulated deficit		(124,349,000)		(130,205,000))
Accumulated other comprehensive income		(10,000)		50,000
Treasury stock of 4,658,216 shares at December 31,2007 and 2006				
Total stockholders' (deficit)		(2,279,000)		(8,087,000)
Total liabilities and stockholders'(deficit)	$	1,201,000	$	323,000

See accompanying notes.

INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2007	2006	2005
Revenue	6,001,000	967,000	7,158,000
Cost of goods sold	8,000	167,000	478,000
Gross profit	5,993,000	800,000	6,680,000
Operating expenses:			
Marketing and sales	245,000	509,000	312,000
General and administrative	1,275,000	1,560,000	2,617,000
Product development	18,000	0	268,000
Total operating expenses	1,538,000	2,069,000	3,197,000
Operating income (loss)	4,455,000	(1,269,000)	3,483,000
Other income (expense):			
Interest expense	(59,000)	(139,000)	(146,000)
Other (primarily reversal of prior year recorded liabilities and settlements)	1,460,000	4,487,000	2,591,000
Total other income (expense)	1,401,000	4,348,000	2,445,000
Income (loss) before provision (benefit) for income taxes	5,856,000	3,079,000	5,928,000
Provision (benefit) for income taxes	-	-	-
Net income (loss)	$ 5,856,000	$ 3,079,000	$ 5,928,000
Net income (loss) per common share:			
Basic	$ 0.059	$ 0.032	$ 0.06
Diluted	$ 0.057	$ 0.032	$ 0.06
Weighted average number of shares used in calculating net income (loss) per common share:			
Basic	99,197,000	95,030,000	93,856,000
Diluted	102,027,000	97,120,000	93,856,000

INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Dollars in thousands)

	Preferred Stock		Common Stock		Paid-in	Accumulated	Accumulated Other Comprehensive	
	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Total
Balance, December 31, 2004	-	-	93,855,634	$ 94	121,640	(139,211))	115	(17,362)
Issuance of common stock, net of issuance costs	-	-		-		-	-	
Net Income	-	-	-	-	-	5,928)	-	5,928)
Other comprehensive income, net of income taxes: Foreign currency translation adjustment	-	-	-	-	-	-	(56)	(56)
Balance, December 31, 2005	-	-	93,855,634	94	$ 121,640	$ (133,283))	$ 59	$(11,490))
Issuance of common stock, net of issuance costs	-	-	-	-	-	-	-	-
Additional Paid in Capital-Options					38			38
Shares for Debt – Special Situations			10,000,000	10	286			
Treasury stock								
Net Income	-	-	-	-	-	3,079	-	3,079
Other comprehensive income, net of income taxes: Foreign currency translation adjustment	-	-	-	-	-	(1)	(9)	(10))
Balance, December 31, 2006	-		103,855,634	104	121,966	(130,205))	50	(8,087))
Issuance of common stock, net of issuance of costs								
Additional Paid in Capital - Options	-	-			12	-	-	12
Net Income	-	-	-	-	-	5,856	-	5,856
Other comprehensive income, net of income taxes: Foreign currency translation adjustment	-	-	-	-	-		(60)	(60))
Balance, December 31,2007			103,855,634	$ 104	$121,976	$(124,349))	$(10)	$(2,279)

See accompanying notes.

INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OF CASH FLOWS

	Years Ended December 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net income (loss)	$ 5,856,000	$ 3,079,000	$ 5,928,000
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities--			
Depreciation and amortization	2,000	4,000	142,000
Deposit		4,000	(8,000)
Additional Paid in Capital - Options expenses	12,000	38,000	
Shares issued for settlement of liability		296,000	
Reversal of prior year recorded liabilities	(1,425,000)	(4,441,000)	(2,345,000)
Writeoff of prepaid licenses and royalties	-		-
Abandonement of fixed assets		-	323,000
Changes in assets and liabilities:		-	
Restricted cash		-	2,000
Trade receivables, net	201,000	201,000	(297,000)
Trade receivables from related parties	-	17,000	(6,000)
Inventories	7,000	-	18,000
Prepaid licenses and royalties	-	-	
Prepaid expenses	(4,000)	54,000	(60,000)
Loss on sale of assets	-	-	-
Loss on abandonment of assets		-	-
Other current assets/receivables	4,000	(9,000)	129,000
Accounts payable	(3,315,000)	(367,000)	885,000
Accrued royalties	30,000	(7,000)	(329,000)
Note Payable Officer	35,000	694,000	
Payables to related parties		-	(3,870,000)
Deferred Income	135,000	355,000	(475,000)
Accumulated other comprehensive income	(60,000)	10,000	56,000
Net cash provided by (used in) operating activities	1,478,000	(72,000)	93,000
Cash flows from investing activities:			
Purchases of property and equipment	(8,000)	-	
Net cash (used in) investing activities	(8,000)	-	-
Cash flows from financing activities:			
Repayment of debt	(382,000)		-
Proceeds from debt	-		-
Net cash used in financing activities	(382,000)	-	-
Effect of exchange rate changes on cash			
Cash, beginning of year	50,000	122,000	29,000
Cash, end of year	$ 1,138,000	$ 50,000	$ 122,000
Supplemental cash flow information:			
Cash paid during the year for interest	$ 371,000	$ -	$ -

See accompanying notes.

1. Description of Business and Operations

Interplay Entertainment Corp., a Delaware corporation, and its subsidiaries (the "Company"), publish and license to others interactive entertainment software. The Company's software is developed for use on various interactive entertainment software platforms, including personal computers and video game consoles. The Company's common stock is quoted on the NASDAQ OTC Bulletin Board under the symbol "IPLY"..

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company had net income of $5.9 million in 2007, primarily derived from one time non-recurring events which occurred in 2007. At December 31, 2007, the Company had a stockholders' deficit of $2.3 million and a working capital deficit of $2.3 million. The Company has historically funded its operations from licensing fees, royalty and distribution fee advances, and will continue to exploit its existing intellectual property rights in our videogames to provide future funding.

In addition, the Company continues to seek, external sources of funding including, but not limited to, a sale or merger of the Company, a private placement or public offering of the Company's capital stock, the sale of selected assets, the licensing of certain product rights in selected territories, selected distribution agreements, and/or other strategic transactions sufficient to provide short-term funding, and potentially achieve the Company's long-term strategic objectives. Although the Company has had some success in licensing or sales of certain of its products in the past, no assurance can be given that the Company will do so in the future.

The Company expects that it will need to obtain additional financing or income to fund its current operations. However, no assurance can be given that funding can be obtained on acceptable terms, or at all. These conditions, combined with the Company's historical operating losses and its deficits in stockholders' equity and working capital, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that might result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Consolidation

The accompanying consolidated financial statements include the accounts of Interplay Entertainment Corp. and its wholly-owned subsidiaries, Interplay Productions Limited (U.K.), Interplay OEM, Inc., Games On-line and Interplay Japan which is inactive.. All significant inter-company accounts and transactions have been eliminated.

Cash and Cash Equivelents

The Company considers all highly liquid investments with insignificant interest rate risks and original maturities of three months or less from the date of purchase to be cash equivalents. The carry amounts of cash and cash equivalents approximate their fair values.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in preparing the consolidated financial statements include, among others, sales returns and allowances, allowances for uncollectible receivables, cash flows used to evaluate the recoverability of prepaid licenses and royalties and long-lived assets, and certain accrued liabilities related to restructuring activities and litigation. Actual results could differ from those estimates.

Risks and Uncertainties

The Company operates in a highly competitive industry that is subject to intense competition, potential government regulation and rapid technological change. The Company's operations are subject to significant risks and uncertainties including financial, operational, technological, regulatory and other business risks associated with such a company.

Inventories

Inventories consist of packaged software ready for shipment, including video game console software. Inventories are valued at the lower of cost (first-in, first-out) or market. The Company regularly monitors inventory for excess or obsolete items and makes any valuation corrections when such adjustments are known. Based on management's evaluation, the Company had not established any valuation allowance at December 31, 2007 .

Net realizable value is based on management's forecast for sales of the Company's products in the ensuing years. The industry in which the Company operates is characterized by technological advancement and changes. Should demand for the Company's products prove to be significantly less than anticipated, the ultimate realizable value of the Company's inventories could be substantially less than the amount shown on the accompanying consolidated balance sheets.

Prepaid Licenses and Royalties

The Company has in the past had prepaid licenses and royalties consisting of fees paid to intellectual property rights holders for use of their trademarks or copyrights. Also included in prepaid royalties were prepayments made to independent software developers under development arrangements that have alternative future uses. These payments were contingent upon the successful completion of milestones, which generally represent specific deliverables. Royalty advances were recoupable against future sales based upon the contractual royalty rate. The Company amortized these costs of licenses, prepaid royalties and other outside production costs to cost of goods sold over six months commencing with the initial shipment in each region of the related title. The Company amortized these amounts at a rate based upon the actual number of units shipped with a minimum amortization of 75% in the first month of release and a minimum of 5% for each of the next five months after release. This minimum amortization rate reflected the Company's typical product life cycle. Management evaluates the future realization of such costs quarterly and charges to cost of goods sold any amounts that management deems unlikely to be fully realized through future sales. Such costs were classified as current and noncurrent assets based upon estimated product release dates. There were no prepaid licenses and royalties at December 31, 2007.

Software Development Costs

Software Development Costs. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred for internally developed products.

We account for software development costs in accordance with Statement of Financial Accounting Standard ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Software development costs are capitalized once the technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product encompasses both technical design documentation and game design documentation. For products where proven technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Prior to a product's release, we expense, as part of "cost of sales — software royalties and amortization," capitalized costs when we believe such amounts are not recoverable. Capitalized costs for those products that are cancelled or abandoned are charged to product development expense in the period of cancellation. Amounts related to software development which are not capitalized are charged immediately to product development expense. We evaluate the future recoverability of capitalized amounts on a quarterly basis. The recoverability of capitalized software development costs is evaluated based on the expected performance of the specific products for which the costs relate. Criteria used to evaluate expected product performance include: historical performance of comparable products using comparable technology; orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based.

Commencing upon product release, capitalized software development costs are amortized to "cost of sales — software royalties and amortization" based on the ratio of current revenues to total projected revenues, generally resulting in an amortization period of six months or less. For products that have been released in prior periods, we evaluate the future recoverability of capitalized amounts on a quarterly basis. The primary evaluation criterion is actual title performance.

Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual product sales are less than and/or revised forecasted or actual costs are greater than the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge.

Research and development costs, which consisted primarily of software development costs, are expensed as incurred. Financial accounting Standards Board ("FASB")The Company has not capitalized any software development costs since 2003 on internal development projects, as the eligible costs were determined to be insignificant.

Accrued Royalties

Accrued royalties consist of amounts due to outside developers and licensors based on contractual royalty rates for sales of shipped titles. The Company records a royalty expense based upon a contractual royalty rate after it has fully recouped the royalty advances paid to the outside developer, if any, prior to shipping a title.

Property and Equipment

Property and equipment are stated at cost. Depreciation of computers, equipment, and furniture and fixtures is provided using the straight-line method over a period of five to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life or the remaining lease term. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in the consolidated statements of operations.

Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If the cost basis of a long-lived asset is greater than the estimated fair value, based on various models, including projected future undiscounted net cash flows from such asset (excluding interest) and replacement value, an impairment loss is recognized. Impairment losses are calculated as the difference between the cost basis of an asset and its estimated fair value. There can be no assurance, however, that market conditions will not change or demand for the Company's products or services will continue which could result in additional impairment of other long-lived assets in the future.

Goodwill and Intangible Assets

Goodwill and identifiable intangible assets that have indefinite useful lives are not be amortized but rather be tested at least annually for impairment, and identifiable intangible assets that have finite useful lives be amortized over their useful lives. At December 31, 2007 and 2006, the Company had no goodwill or intangible assets subject to amortization.

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable and accounts payable approximates the fair value. In addition, the carrying value of all borrowings approximates fair value based on interest rates currently available to the Company. The fair value of trade receivable from related parties, advances from related party distributor, loans to/from related parties and payables to related parties are not determinable as these transactions are with related parties.

Revenue Recognition

Revenues are recorded when products are delivered to customers in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition" and SEC Staff Accounting Bulletin No. 104, Revenue Recognition.

The Company recognizes revenue from sales by distributors, net of sales commissions, only as the distributor recognizes sales of the Company's products to unaffiliated third parties. For those agreements that provide the customers the right to multiple copies of a product in exchange for guaranteed amounts, revenue is recognized at the delivery and acceptance of the product gold master. Per copy royalties on sales that exceed the guarantee are recognized as earned. Guaranteed minimum royalties on sales, where the guarantee is not recognizable upon delivery, are recognized as the minimum payments come due. The Company recognizes revenue on expired contracts when the termination date of the contract is reached because guaranteed minimum royalties are not reimbursable and is therefore, recorded as revenue.

The Company is generally not contractually obligated to accept returns, except for defective, shelf-worn and damaged products in accordance with negotiated terms. However, on a case by case basis, the Company may permit customers to return or exchange product and may provide markdown allowances on products unsold by a customer. Revenue is recorded net of an allowance for estimated returns, exchanges, markdowns, price concessions and warranty costs. Such allowances are based upon management's evaluation of historical experience, current industry trends and estimated costs. Management of the Company estimated that no allowances were necessary at December 31, 2007 and 2006. The amount of allowances ultimately required could differ materially in the near term from the amounts included in the accompanying consolidated financial statements.

Customer support provided by the Company is limited to internet support. These costs are not significant and are charged to expenses as incurred.

The Company also engages in the sale of licensing rights on certain products. The terms of the licensing rights differ, but normally include the right to develop and distribute a product on a specific video game platform. For these activities, revenue is recognized when the rights have been transferred and no other obligations exist. The Company has entered into various licensing agreements during 2007 under which it licensed others to exploit games to which the Company had intellectual property rights.

Reversal of Certain Prior Year Accruals and Accounts Payable

During the year ended December 31, 2007, 2006 and 205 the Company has reversed certain accruals and accounts payables of approximately $1.4 million, $4.5 million and $2.6 million respectively. It is the Company's policy to reverse outstanding accruals and accounts payables that have been outstanding for over 3 years and no effort has been made by the vendor or claimant for that period of time to collect the outstanding balances.

Advances from Distributors

Deferred income is recognized when contracts with distributors expire or are terminated.

Advertising Costs

The Company generally expenses advertising costs as incurred, except for production costs associated with media campaigns that are deferred and charged to expense at the first run of the advertising. Cooperative advertising with distributors and retailers is accrued when revenue is recognized. Cooperative advertising credits are reimbursed when qualifying claims are submitted. Advertising costs approximated $245,000, $509,000 and $312,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Income Taxes

The Company accounts for income taxes using the liability method as prescribed by the SFAS No. 109, "Accounting for Income Taxes." The statement requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are provided for temporary differences in the recognition of certain income and expense items for financial reporting and tax purposes given the provisions of the enacted tax laws. A valuation allowance has been provided for all deferred tax assets equal to the amounts of these assets.

Foreign Currency
The Company follows the principles of SFAS No. 52, "Foreign Currency Translation," using the local currency of its operating subsidiaries as the functional currency. Accordingly, all assets and liabilities outside the United States are

translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Income and expense items are translated at the weighted average exchange rate prevailing during the period. Gains or losses arising from the translation of the foreign subsidiaries' financial statements are included in the accompanying consolidated financial statements as a component of other comprehensive loss. Gains and Losses resulting from foreign currency transactions amounted to a $60,000 loss, $9,000 loss and $56,000 loss during the years ended December 31, 2007, 2006 and 2005, respectively, and is included in other income (expense) in the consolidated statements of operations.

Net Income (Loss) Per Share

Basic net income (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding plus the effect of any convertible debt, dilutive stock options and common stock warrants if any. For the years ended December 31, 2006 and 2005, all options and warrants outstanding to purchase common stock were excluded from the earnings per share computation as the exercise price was greater than the average market price of the common shares. For the year ended December 31, 2007 certain warrants and options were dilutive and were included in diluted net income per share.

The Company discloses information regarding segments in accordance with SFAS No. 131 *Disclosure about Segments of an Enterprise and Related Information.* SFAS No. 131 establishes standards for reporting of financial information about operating segments in annual financial statements and requires reporting selected information about operating segments in interim financial reports. The Company is managed, and financial information is developed, on a geographical basis, rather than a product line basis. Thus, the Company has provided segment information on a geographical basis (see Note 13).

Allowance for Doubtful Accounts

Management establishes an allowance for doubtful accounts based on qualitative and quantitative review of credit profiles of the Company's customers, contractual terms and conditions, current economic trends and historical payment, return and discount experience. Management reassesses the allowance for doubtful accounts each period. If management made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized could result. Accounts receivable are written off when all collection attempts have failed.

Cost of Software Revenue

Cost of software revenue primarily reflects the manufacture expense and royalties to third party developers, which are recognized upon delivery of the product. Cost of support incl4udes (i) sales commissions and salaries paid to employees who provide support to clients and (ii) fees paid to consultants, which are recognized as the services are performed. Sales commissions are expensed as incurred.

Comprehensive Income (Loss)

Comprehensive income (loss) of the Company includes net income (loss) adjusted for the change in foreign currency translation adjustments. The net effect of income taxes on comprehensive income (loss) is immaterial.

Stock-Based Compensation

The Company follows the principal of SFS No. 123(R), *"Share-Based Payment"* ("SFAS 123R"), which requires the measurement and recognition of compensation cost at fair value for all share-based payments, including stock options and restricted stock awards. The Company utilized the modified prospective transition method and, as a result, did not retroactively adjust results from prior periods. Under this transition method, stock-based compensation is recognized for: (1) expense related to the remaining non-vested portion of all stock awards granted prior to January 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123") and the same straight-line attribution method used to determine the pro forma disclosures under SFAS 123; and (2) expense related to all stock awards granted on or subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

At December 31, 2007, the Company has one stock-based employee compensation plan, which is described more fully in Note 10. Stock-based employee compensation cost approximated $12,000, $40,000, $0 was reflected in net income for the years ended December 31, 2007, 2006 and 2005, respectively. Stock-based employee compensation:

	Years Ended December 31,					
	2007		2006		2005	
	(Dollars in thousands, except per share amounts)					
Net income (loss) available to common stockholders, as reported	$	5,856	$	3,079	$	5,928
Pro forma estimated fair value compensation expense				-		-
Pro forma net income (loss) available to common stockholders	$	5,856	$	3,079	$	5,928.
Basic net income (loss) per common share as reported	$	.059		0.030	$	0.06
Diluted net income (loss) per common share as reported	$	.057		0.028	$	0.06
Basic pro forma net income (loss) per common share	$	.059	$	0.030	$	0.06
Diluted pro forma net income (loss) per common share	$	.057	$	0.028	$	0.06

Recent Accounting Pronouncements

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The provisions of SFAS No. 159 are effective for financial statements issued for fiscal years beginning after November 15, 2007. We are evaluating if we will adopt SFAS No. 159 and what impact the adoption will have on our Consolidated Financial Statements if we adopt.

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for years beginning after December 15, 2006. We will adopt FIN 48 as of December 30, 2006, as required. Currently, we are not able to estimate the impact FIN 48 will have on our financial statements.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements,* which defines fair value, creates a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We will adopt SFAS 157 on its effective date. The Company has not yet determined the effect, if any, that the application of SFAS No. 157 will have on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued SAB No. 108, Topic 1-N, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 requires companies to evaluate the materiality of current year misstatements using both the rollover approach and the iron curtain approach.. The adoption of SAB No. 108 did not have a material impact on the Company's consolidated financial position and results of operations.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

3. Detail of Selected Balance Sheet Accounts

Property and Equipment

Property and equipment consists of the following:

	December 31,	
	2007	2006
	(Dollars in thousands)	
Computers and equipment	$ 9	$ 14
Furniture and fixtures	8	8
Leasehold improvements	-	-
	17	22
Less: Accumulated depreciation and amortization	(7)	(19)
Net Equipment	$ 10	$ 3

For the years ended December 31, 2007, 2006 and 2005, the Company incurred depreciation and amortization expense of S2,000, $4,000 and $100,000, respectively. During the years ended December 31, 2007, 2006 and 2005, the Company disposed of fully depreciated equipment having an original cost of $14,000, S0 and $1.4 million, respectively.

4. Note Payable

The Company issued on October 2, 2006 to the following officer's and director's Herve Caen, Eric Caen and Michel Welter conditional demand notes (such notes to be exercisable only if the tangible net worth of the company exceeds $1 million or in a case of change in control) bearing a 5% annual interest rate . The conditional demand notes were issued for the earned but unpaid director's fees to Herve Caen for S50,000, to Eric Caen for $50,000, to Michel Welter for $85,000, and for earned but unpaid salary to Herve Caen in the amount of S500,000 totaling S685,000. Interest accrued on the demand notes as of December 31, 2007 was $44,000.

The Company issued to Atari Interactive, Inc. ("Atari") a Promissory Note bearing no interest, due December 31, 2006, in the principal amount of S2.0 million in connection with Atari entering into tri-party agreements with the Company and its then main distributors, Vivendi and Avalon. On March 28, 2007 both parties agreed to extend the option period of the promissory note until March 31, 2008 and the note is now delinquent. The Company is in dispute with Atari and believes it may have various claims that may offset some or all of the balance owed to Atari. The note was issued in payment of all outstanding accrued royalties due Atari under the Dungeons & Dragons license agreement which license was terminated by Atari on April 23, 2004. At December 31, 2007, the balance owed to Atari, is $1.045 million as a result of payments made by Vivendi and Avalon on the Company's behalf to Atari.

5. Advances from Distributors which are considered Deferred Income

	December 31,	
	2007	2006
	(Dollars in thousands)	
Advances for future distribution rights	$ 595,000	$ 460,000

6. Income Taxes

Income (loss) before provision for income taxes consists of the following:

	Years Ended December 31,		
	2007	2006	2005
Domestic	$ 5,640,000	$ 3,624,000	$ 6,554,000
Foreign	216,000	(550,000)	(626,000)
Total	$ 5,856,000	$ 3,079,000	$5,928,000

The provision for income taxes is comprised of the following:

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Current:			
Federal	$	$	$ -
State			-
Foreign	-	-	-
			-
Deferred:			
Federal	-	-	-
State	-	-	-
	$ -	$ -	$ -

The Company files a consolidated U.S. Federal income tax return, which includes all of its domestic operations. The Company files separate tax returns for each of its foreign subsidiaries in the countries in which they reside. The Company's available net operating loss ("NOL") carryforward for Federal tax reporting purposes approximates $135 million and expires through the year 2027. The Company's NOL for California State tax reporting purposes approximate $36 million and expires through the year 2017. The utilization of the federal and state net operating losses may be limited by Internal Revenue Code.

A reconciliation of the statutory Federal income tax rate and the effective tax rate as a percentage of pretax loss is as follows:

	2007	2006	2005
Statutory Federal income tax rate	34.0 %	34.0 %	34.0 %
State income tax effect, net of federal benefits	5.8	5.8	5.8-
Valuation allowance	(39.8)	(39.5)	(39.5)
Tax rate differentiation of foreign earnings			
Other			
	- %	- %	- %

The components of the Company's net deferred income tax asset (liability) are as follows:

	December 31,	
	2007	2006
	(Dollars in Thousands)	
Current deferred tax asset (liability):		
Prepaid royalties		S 183
Deferred Royalties	$ (237)	
Accrued expenses	(8)	(31)
Foreign loss and credit carryforward	2,875	2,954
Federal and state net operating losses	53,648	54,994
Other	-	-
	56,278	58,100
Non-current deferred tax asset (liability):		
Depreciation expense	-	-
Nondeductible reserves	-	-
	-	-
Net deferred tax asset before valuation allowance	56,278	58,100
Valuation allowance	56,278	(58,100)
Net deferred tax asset	$ -	$ -

The Company maintains a valuation allowance against its deferred tax assets due to the uncertainty regarding future realization. In assessing the realizability of its deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. The valuation allowance on deferred tax assets decreased S1.8 million during the year ending December 31, 2007 and increased S.4 million during the year ending December 31, 2006.

7. Commitments and Contingencies

Leases

The Company's headquarters are located in Beverly Hills, California. The facility is leased through April 2008. The Company is currently subleasing on a short-term basis a portion of the office space to an independent third party. The Company closed the satellite office in Irvine, California in May 2006. The Company also has a lease commitment at the French representation office through February 28, 2008 with an option for an additional 6 years.

The minimum annual net rentals for 2008 and 2009 are $41,000 and S0, respectively.

Total net rent expense was S 83,000 net, S77,000 and S40,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Litigation

The Company may be involved in various legal proceedings, claims, and litigation arising in the ordinary course of business, including disputes arising over the ownership of intellectual property rights and collection matters. In the opinion of management, the outcome of known routine claims will not have a material adverse effect on the Company's business, financial condition, or results of operations.

8. Stockholders' Equity

Preferred Stock and Common Stock

The Company's articles of incorporation authorize up to 5,000,000 shares of $0.001 par value preferred stock. Shares of preferred stock may be issued in one or more classes or series at such time as the Board of Directors determine. As of December 31, 2007, there were no shares of preferred stock outstanding.

In August 2001, the former majority shareholder converted 336,070 shares of Series A Preferred Stock it purchased in April 2000 into 6,679,306 shares of Common Stock. This conversion did not include accumulated dividends of $740,000 on the Preferred Stock, these were reclassified as an accrued liability since Titus had elected to receive the dividends in cash. In March 2002, the former majority shareholder converted its remaining 383,354 shares of Series A Preferred Stock into 47,492,162 shares of Common Stock. In connection with sale of Preferred Stock with the former majority shareholder in April 2000 the Company issued a warrant to purchase 350,000 shares of the Company's common stock at $3.79 per share and another warrant to the former majority shareholder to purchase 50,000 shares of the Company's common stock at $3.79 per share. Both warrants expire in April 2010.

Warrants Issued

During 2006 the Company issued 6,370,000 warrants to purchase the Company's common stock at $.0279 per share (average closing price over ten days subsequent to the resolution authorizing the issuance of the warrants) to the officer and directors.

The 6,100,000 warrants were issued to the officer to reduce his compensation and to convert a portion of his unpaid compensation into a conditional demand note. The conditions includes that such note will be paid only if the tangible net worth of the Company exceeds $1 million or in a case of change in control. The demand note will accrue interest at a rate of 5% annually. These warrants were valued using the Black-Scholes Model.

In addition 270,000 warrants were issued to the directors to convert their earned but unpaid director's fees to conditional demand notes. The conditions include that such notes will be paid only if the tangible net worth of the Company exceeds $1 million or in a case of change in control. The demand notes will accrue interest at a rate of 5% annually, These warrants were valued using the Black-Scholes Model.

The aggregate amount charged against income was approximately $12,000.

Shares reserved for future issuance

Common stock reserved for future issuance at December 31, 2007 is as follows:

Stock option plans:	
Outstanding	1,410,000
Available for future grants	8,590,000
	10,000,000
	-
Warrants	7,330,298
Total	17,330,298

Treasury Stock

In December 2005, NBC Universal returned their 4,658,216 shares of the Company's common stock at no cost to the Company. The Company included these shares as treasury stock in 2007 and 2006.

9. Net Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed as net earnings (loss) available to common stockholders divided by the weighted average number of common shares outstanding for the period and does not include the impact of any potentially dilutive securities. Diluted earnings per common share is computed by dividing the net earnings available to the common stockholders by the weighted average number of common shares outstanding plus the effect of any dilutive stock options and common stock warrants and the conversion of outstanding convertible debentures.

	Years Ended December 31,		
	2007	2006	2005
	(Amounts in thousands, except per share amounts)		
Net income (loss) available to common stockholders	$5,856	$ 3,079	$ 5,928
Interest related to conversion of secured convertible promissory note		-	
Dilutive net income (loss) available to common stockholders	$5,856	$ 3,079	$ 5,928
Shares used to compute net income (loss) per common share:			
Weighted-average common shares	99,197	95,030	93,856
Dilutive stock equivalents	2,831	2,090	-
Dilutive potential common shares	102,028	97,120	93,856
Net income (loss) per common share:			
Basic	$ 0.059	$ 0.032	$ 0.06
Diluted	$ 0.057	$ 0.032	$ 0.06

There were options and warrants outstanding to purchase 8,740,298 shares of common stock at December 31, 2007, which were excluded from the earnings per common share computation as the exercise price was greater than the average market price of the common shares.

. The weighted average exercise price at December 31, 2007, 2006 and 2005 was $.38, $.38 and $1.84, respectively, for the options and warrants outstanding. No dilution effect for options and warrants has been made for 2005 as the market price of the common stock did not exceed the exercise price of the options or warrants. The dilution effect for the year ended December 31,2007 was (378,000) common shares related to warrants issued to officer and directors.

	Years Ended December 31,					
	2007		2006		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Warrants outstanding at beginning of year	7,330,000	$.38	9,587,068	1.84	9,587,068	$1.84
Granted			6,370,000	.0279	-	-
Exercised	-	-			-	-
Canceled			(8,626,770)			
Warrants outstanding and exercisable at end of year	7,330,298	$.38	7,330,298	$.38	9,587,068	$1.84

A detail of the warrants outstanding and exercisable as of December 31, 2007 is as follows:

	Warrants Outstanding and Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contract Life	Weighted Average Exercise Price
$1.75 - $1.75	500,000	3.33	1.75
$3.79 - $3.79	460,298	3.29	3.79
$.0279 - $.0279	6,370,000	8.75	$.0279

10. Employee Benefit Plans

Stock Option Plans

The Company has one stock option plan currently outstanding. Under the 1997 Stock Incentive Plan, as amended (the "1997 Plan"), the Company may grant options to its employees, consultants and directors, which generally vest from three to five years. At the Company's 2002 annual stockholders' meeting, its stockholders voted to approve an amendment to the 1997 Plan to increase the number of authorized shares of common stock available for issuance under the 1997 Plan from four million to 10 million. The Company's Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan- 1991, as amended (the "1991 Plan"), and the Company's Incentive Stock Option and Nonqualified Stock Option Plan-1994, as amended, (the "1994 Plan"), have been terminated.

The following is a summary of option activity pursuant to the Company's stock option plans:

	Year Ended December 31,					
	2007		2006		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	2,660,000	$.05	70,000	$.30	211,150	$2.02
Granted			2,590,000	.045		
Exercised	-		-		-	
Canceled	(1,250,000)	.045			(141,150))	2.02
Options outstanding at end of year	1,410,000	$.045	2,660,000	$ .05	70,000	$.30
Options exercisable	1,460,000		2,640,0000		50,000	

Black Scholes Single Option approach was used to estimate the fair value information presented utilizing ratable amortization. There were 0, 2,590,000 and 0 options granted in 2007, 2006 and 2005, respectively.

A detail of the options outstanding and exercisable as of December 31, 2007 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contract Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$ 0.045 - $ .68	1,140,000	7.75	$ .045	1,190,002	$ 0.045
$ 0.045 - $ .68	1,140,000	7.75	$ .045	1,190,002	$ 0.045

Profit Sharing 401(k) Plan

In 2003, the employee stock purchase plan was terminated. The Profit Sharing 401(k) plan during 2007 had distributed all assets in the plan and will file their final pension plan returns during 2007.

ACTIVITIES WITH RELATED PARTIES

It is the Company's policy that related party transactions shall be reviewed and approved by a majority of the Company's disinterested directors or its Independent Committee.

11. Concentration of Credit Risk

The Company typically sells to distributors and retailers on unsecured credit, with terms that vary depending upon the customer and the nature of the product. The Company has the risk of non-payment from its customers, whether due to their financial inability to pay, or otherwise. In addition, while the Company maintains a reserve for uncollectible receivables, the reserve may not be sufficient in every circumstance. As a result, a payment default by a significant customer could cause material harm to the Company's business and cash flow.

12. Segment and Geographical Information

The Company operates in one principal business segment, which is managed primarily from the Company's U.S. headquarters.

Net revenues by geographic regions were as follows:

	Years Ended December 31,					
	2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)		(Dollars in thousands)		(Dollars in thousands)	
North America	$ 5,755	96 %	$ 203	21 %	$ (1)2,885	40 %
Europe	246	4	471	49	(1)1,779	25
Rest of World			161	17	(1)2,277	32
OEM, royalty and licensing	0 0		132	13	217	3
	$ 6,001	100 %	$ 967	100 %	$ 7,158	100 %

(1) Included in the net revenues by geographic regions is the sale of "Fallout" in the amount of $5,750,000.
(2) Included in net revenue by geographic regions are the recognition of deferred revenue on contracts expiring as follows:
North America – $2,071 million Europe $363,000 Rest of the World $2,138 million.

13. Quarterly Financial Data (Unaudited)

The Company's summarized quarterly financial data is as follows:

	March 31	June 30	September 30	December 31
	(Dollars in thousands, except per share amounts)			
Year ended December 31, 2007:				
Net revenues	$ 79	$ 5,812	$ 47	$ 63
Gross profit	$ 75	$ 5,810	$ 32	$ 76
Net income (loss)	$ 229	$ 5,467	$ 497	$ (337)
Net income (loss) per common share basic	$ 0.00	$ 0.055	$ 0.00	$ (0.00)
Net income (loss) per common share diluted	$ 0.00	$ 0.055	$ 0.00	$ (0.00)
Year ended December 31, 2006:				
Net revenues	$ 106	$ 239	$ 335	287
Gross profit	$ 100	$ 93	$ 330	277
Net income (loss)	$ (529)	$ 2,060	$ 1,633	(85)
Net income (loss) per common share basic	$ (0.006)	$ 0.02	$ 0.02	(0.001)
Net income (loss) per common share diluted	$ (0.006)	$ 0.02	$ 0.02	(0.001)

14. Involuntary Bankruptcy

On November 1, 2006 an involuntary petition under Chapter 7 of the Bankruptcy Code was filed in Federal Court by several of the Company's creditors. Involuntary bankruptcy is a process where a court appointed trustee is empowered to liquidate the non exempt property, if any, of the debtor. The Company had opposed the petition and on July 17, 2007 the petition was dismissed by the Court.

Under the motion for dismissal the Company agreed to distribute approximately $2,900,000 held in escrow to certain creditors of the Company. These distributions were made in July 2007.

The litigation with Bioware Corp. was finally settled in March 2008, when $200,000 held in escrow subsequent to our bankruptcy proceedings dismissal order was paid to Bioware Corp.

INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

**SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
(AMOUNTS IN THOUSANDS)**

	Trade Receivables Allowance			
Period	Balance at Beginning of Period	Provisions for Returns and Discounts	Returns and Discounts	Balance at End of Period
Year ended December 31, 2005	$ 2,406	$ (216)	$	$ 2,190
Year ended December 31, 2006	$ 2,190	$ (2,173)	$ -	$ 17
Year ended December 31, 2007	$ 17	$ 20	$ -	$ 37

Exhibit 21.1

Subsidiaries of the Company

Interplay OEM Inc.

Gamesonline.Com Inc.

Interplay Productions Ltd. – United Kingdom

Interplay Japan K.K.

Exhibit 31.1

Certification of CEO Pursuant to
Securities Exchange Act Rules 13a-14 and 15d-14
as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Hervé Caen, certify that:

1. I have reviewed this annual report on Form 10-K of Interplay Entertainment Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such internal control over financial reporting to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 3, 2008

/s/ Hervé Caen
Hervé Caen
Chief Executive Officer

Exhibit 31.2

Certification of Interim CFO Pursuant to
Securities Exchange Act Rules 13a-14 and 15d-14
as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Hervé Caen, certify that:

1. I have reviewed this annual report on Form 10-K of Interplay Entertainment Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such internal control over financial reporting to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 3, 2008

/s/ Hervé Caen
Hervé Caen
Interim Chief Financial Officer

Exhibit 32.1

CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18,
UNITED STATES CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of Title 18, United States Code), the undersigned officer of Interplay Entertainment Corp., a Delaware corporation (the "Company"), does hereby certify with respect to the Annual Report of the Company on Form 10-K for the fiscal year ended December 31, 2007 as filed with the Securities and Exchange Commission (the "10-K Report") that:

(1) the 10-K Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the 10-K Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 3, 2008

/s/ Hervé Caen
Hervé Caen
Chief Executive Officer and
Interim Chief Financial Officer

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders Interplay Entertainment Corp.

We consent to the incorporation by reference in the registration statements (Form S-8 No. 333-50254 and Form S-8 No. 333-60583 of Interplay Entertainment Corp. of our report dated March 26, 2008 relating to the consolidated financial statements and schedule, which report appears in the December 31, 2007 annual report on Form 10-K ..

/s/ Jeffrey S. Gilbert

March 26, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A

AMENDMENT NO. 1
TO THE ANNUAL REPORT ON FORM 10-K FILED BY
INTERPLAY ENTERTAINMENT CORP. ON APRIL 03, 2007

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number 0-24363

Interplay Entertainment Corp.

(Exact name of the registrant as specified in its charter)

Delaware	**33-0102707**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 N. Crescent Drive, Beverly Hills, California 90210
(Address of principal executive offices)

(310) 432-1958
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act: None

Securities registered pursuant to Section 12 (g) of the Act:

Common Stock, $0.001 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes [ ] No [X].

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [] No [X].

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [ ] Non- accelerated filer [x] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [x].

As of June 29, 2007, the aggregate market value of voting common stock held by non-affiliates was approximately $7,000,000 based upon the closing price of the Common Stock on that date.

Documents incorporated by reference

None

As of March 31, 2008, 103,855,634 shares of Common Stock of the Registrant were issued and outstanding. This includes 4,658,216 shares of Treasury Stock.

AMENDMENT NO. 1
TO THE ANNUAL REPORT ON FORM 10-K FILED BY
INTERPLAY ENTERTAINMENT CORP. ON APRIL 3, 2008

The following Items comprising Part II Item 9B and Part III were omitted from the Annual Report on Form 10-K filed by Interplay Entertainment Corp. (which we will refer to as "we," "us," or "our" in this Amendment) on April 3, 2008 (the "Form 10-K"), as permitted by rules and regulations promulgated by the U.S. Securities Exchange Commission (the "SEC"). Part II Item 9B and Part III of that Form 10-K is hereby amended and restated to insert those Items as set forth herein. All capitalized terms used herein but not defined shall have the meanings ascribed to them in the Form 10-K.

PART II

Item 9B. OTHER INFORMATION

In accordance with resolutions of the Board of Directors of the Company on October 2, 2006 the base salary of Herve Caen, the Chief Executive Officer and Interim Chief Financial Officer, which had been reduced to $250,000 per year through September, 2007, reverted to $460,000 per year as of October 1, 2007.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Summary Information Concerning Directors, Executive Officers and Certain Significant Employees

The following table sets forth certain information regarding our directors and executive officers and their ages as of May 10, 2007:

Directors	Age	Present Position
Hervé Caen	46	Chairman of the Board of Directors, Chief

		Executive Officer and Interim Chief Financial Officer
Eric Caen	42	Director
Michel Welter (1)(2)(3)	49	Director

(1) Member of the Audit Committee of the Board of Directors.
(2) Member of the Compensation Committee of the Board of Directors.
(3) Member of the Independent Committee of the Board of Directors.

Herve Caen and Eric Caen are brothers. There are no other family relationships between any director and/or any executive officer. The Board of Directors has determined that there are no other significant employees for purposes of this Item 10.

Background Information Concerning Directors and Executive Officers

Hervé Caen has been our Chief Executive Officer and Interim Chief Financial Officer since 2002. Mr. Caen has served as Chairman of our Board of Directors since 2001. Mr. Caen joined us as President and Director in 1999. Mr. Caen served as Chairman of the Board of Directors of Titus Interactive S.A., an interactive entertainment software company (placed in involuntary bankruptcy in January 2005 and previously the parent of the Company) between 1991 and 2005. Mr. Caen also held various executive positions within the Titus group between 1985 and 2005.

Eric Caen has served as a director since 1999. He is the Chief Executive Officer of Glow Entertainment Group. a video rental and video on demand provider operating in France and Germany. He was a Director of Titus Interactive S.A., an interactive entertainment software company between 1991 and 2005. Mr. Caen also held various executive positions within the Titus group between 1985 and 2005.

Michel Welter has served as a director since 2001, and has been the sole independent director since 2004. He has been involved in the trading and exploitation of animated TV series through his company Weltertainment since 2002. From 2000 to 2001 he served as President of CineGroupe International, a Canadian company, which develops, produces and distributes animated television series and movies. From 1990 to the end of 2000, Mr. Welter served as President of Saban Enterprises where he launched the international merchandising for the hit series "Power Rangers" and was in charge of international business development where he put together numerous co-productions with companies in Europe and Asia.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors, and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC rules and regulations to furnish us with all Section 16(a) forms they file. Based solely on our review of the copies of the forms received by us and representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that, during the year ended December 31, 2007, all our executive officers, directors and greater than 10% stockholders complied with all Section 16(a) filing requirements, except for Financial Planning and Development S.A. with respect to its holding of 56.3% of the Company's Common Stock.

Audit Committee Independence and Audit Committee Financial Expert.

The Audit Committee currently consists of Michel Welter. The Board has determined that there is no "audit committee financial expert", as that term is defined in Section 407 of the Sarbanes-Oxley Act of 2002 and pursuant to the rules and regulations of the SEC. The Board determined that Mr. Welter is, "independent", as that term is defined under the rules of the National Association of Securities Dealers, Inc.

Code of Ethics

We have adopted a Code of Ethics for all of our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any person performing similar functions. The Code of Ethics was filed as an exhibit to the Amendment No. 1 to the 10-K for the period ended December 31, 2003.

Item 11. EXECUTIVE COMPENSATION

The following is the Report of the Compensation Committee describing the compensation policies applicable to the Company's executive officers. This information shall not be deemed to be "soliciting material" or to be "filed" with the SEC nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference into a filing.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K/A relating to 2007.

The Compensation Committee

Michel Welter

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officer of Interplay identified in the Summary Compensation Table (our "Named Executive Officer"). The Compensation Committee of the Board of Directors (the "Committee") makes all decisions for the total direct compensation — that is, the base salary, annual bonus, long-term equity compensation and perquisites — of our officers, including the Named Executive Officer.

Our Business Environment

Our Mission. We are a publisher and licensor of interactive entertainment software for both core gamers and the mass market. We are most widely known for our titles in the action/arcade, adventure/role playing game (RPG), and strategy/puzzle categories. We have produced and licensed titles for many of the most popular interactive entertainment software platforms. We seek to publish or license out interactive entertainment software titles that are, or have the potential to become, franchise software titles that can be leveraged across several releases and/or platforms, and have published or licensed many such successful franchise titles to date. We are committed to developing and delivering quality game experience for gamers around the world! As to our officers and employees, our mission is to create an environment that is open, honest and entrepreneurial, where each is challenged to reach his or her full potential.

Our Values. Each of our employees is required to promote honest and ethical conduct both within our organization and in our relations with customers or business partners.

Compensation Program Objectives and Rewards

Compensation Philosophy. In determining the compensation for an executive officer, we have the following objectives:

- To attract and retain officers by maintaining competitive compensation packages;
- To motivate officers to achieve and maintain superior performance levels;
- To achieve a lean and flexible business model by rewarding executives who are versatile and capable across multiple business functions; and
- To support overall business objectives designed to increase returns to our stockholders.

We measure the success of our compensation programs by the following:

- The overall performance of our business and the engagement of our officers in improving performance;
- Our ability to attract and retain key talent; and
- The perception of employees that dedication, skill and focus on success of the enterprise will be rewarded.

We generally seek to pay officers total compensation competitive with that paid to officers of other companies of similar size in our industry.

All of the compensation and benefits for our officers serve the primary purpose of attracting, retaining and motivating the highly talented individuals who perform the work necessary for us to succeed in our mission while upholding our values in a highly competitive marketplace. Beyond that, we design different elements of compensation to promote individually tailored goals.

Performance against Objectives

A substantial percentage of officer compensation, including for the Named Executive Officer, depends on the officer's achievement of individual objectives. We generally establishes these objectives early in the fiscal year. The Committee confers with the CEO to establish his objectives, and the Committee also measures performance against objectives. For other officers, the CEO confers with the executive then submits proposed objectives to the Committee. In designing objectives, the Committee and the CEO seek to fulfill our strategic plan while promoting the individual's professional development. Objectives may include financial objectives, such as sales targets or cost reduction, as well as qualitative factors such as leadership, management development, and the quality of execution of business strategies that drive the growth of our business. As soon as practicable after the end of the year, supervisors measure performance against objectives. For officers, the CEO conducts this evaluation and reports to the Committee.

Elements of Compensation

The elements of compensation that may be paid to our officers include base salary and equity compensation.

Base Salaries. We generally negotiate base salaries at a level necessary to attract and retain the talent we need to execute our plans. The Committee considers such factors as its subjective assessment of the executive's scope of responsibility, level of experience, individual performance, and past and potential contribution to our business. From time to time the Committee will seek market data compiled by compensation consultants, but generally does not rely on such data.

The Committee determines base salaries for officers, including the Named Executive Officer, early each year. For officers other than himself, the CEO proposes any change in base salary based on:

- his evaluation of individual performance and expected future contributions;
- the general development of our business;
- a review of survey data when deemed necessary, and
- comparison of the base salaries of the officers who report directly to the CEO to provide for internal equity.

In October 2006 the Company reduced the base salary of Herve Caen, our CEO and interim CFO, from $460,000 to $250,000 through September, 2007 and as of October 1, 2007 his salary reverted to $460,000 per year.

Annual Cash Bonuses. The Committee has exclusive discretion to award bonuses to our officers, including our Named Executive Officer, as an incentive for employee productivity and effectiveness over the course of each fiscal year. The CEO recommends executive bonuses to the Committee. The Committee decides based on achievement of performance objectives and a subjective analysis of the executive's level of responsibility. The Compensation Committee also considers other types and amounts of compensation that may be paid to the executive.

The Committee determines bonuses in part based on our achievement of corporate goals such as revenue and net income results versus the prior year and our performance relative to our industry, as well as the performance of the individual against preset personal objectives.

Bonuses to Named Executive Officer. Annual bonuses for executives and other key employees are tied directly to the Company's financial performance as well as individual performance. The purpose of annual cash bonuses is to reward executives for achievements of corporate, financial and operational goals. Annual cash bonuses are intended to reward the achievement of outstanding performance. If certain objective and subjective performance goals are not met, annual bonuses are reduced or not paid. No bonus was paid to any employee in fiscal year 2007, including the Named Executive Officer.

Equity Compensation. The Committee believes that long-term equity incentive awards serve to align the interests of the officers with the interests of our stockholders. In 2006 we made awards of warrants and options to the Named Executive Officer and our other board members as part of restructuring of certain compensatory arrangements. Although we made no further awards during 2007, we do intend in the future to make awards under our stock plan for employees, officers and directors, our 1997 Plan.

The purpose of the 1997 Plan is to create an opportunity for executives and other key employees to share in the enhancement of stockholder value through stock options. The overall goal of this component of pay is to create a strong link between our management and our stockholders through management stock ownership and the achievement of specific corporate financial measures that result in the appreciation of our share price. The Compensation Committee generally has followed the practice of granting options on terms that provide that the options become exercisable in installments over a two to five year period. The Compensation Committee believes that this feature not only provides an employee retention factor but also makes longer-term growth in share prices important for those receiving options.

No Stock options were granted to our officers in 2007. The Compensation Committee continues to review the desirability of issuing stock options to our officers in any given fiscal year to provide incentives in connection with our corporate objectives. Stock options become valuable if the price of our common stock rises after we grant the options. The Committee sets the exercise price of a stock option on the date of grant at fair market value, which is generally the closing price of our common stock on the over-the-counter market bulletin board on that date. Under the 1997 Plan, we may not grant stock options having an exercise price below fair market value of our common stock on the date of grant. To encourage retention by providing a long-term incentive, the ability to exercise an option may vest over a period of three or five years. We do not backdate options or grant options retroactively.

Awards in 2007. During fiscal year 2007, the Board of Directors granted no options or warrants to officers or directors, including the Named Executive Officer.

Change in Control Arrangements. All of the warrants and options held by the Named Executive Officer have already vested.

Perquisites. No perquisites are provided to our officers.

Benefits. Our officers, including the Named Executive Officer, participate in a variety of health and welfare, and paid time-off benefits designed to enable us to attract and retain our workforce in a competitive marketplace.

Policy under Section 162(m) of the Internal Revenue Code. We have not formulated a policy for qualifying compensation paid to executive officers for deductibility under Section 162(m) of the Internal Revenue Code, and do not foresee the necessity of doing so in the near future. Should limitations on the deductibility of compensation become a material issue, the Compensation Committee will determine whether such a policy should be implemented, either in general or with respect to specific transactions.

Summary Compensation

The following table summarizes the compensation of the Named Executive Officer for the fiscal year ended December 31, 2007. The Named Executive Officer is the Chief Executive Officer and Interim Chief Financial Officer. There are no other executive officers of the Company.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Herve Caen	2007 (1)(2)(3)	565,000	---	—		5,000	570,0
Herve Caen	2006(1)(4)(5)	407,500				15,000	422,5
Chief Executive Officer and Interim Chief Financial Officer							

(1) In October 2006, our Compensation Committee approved a reduction in Mr. Caen's annual base salary from $460,000 as Chief Executive Officer and Interim Chief Financial Officer to $250,000 per annum through September, 2007. Mr Caen's annual base salary reverted to $460,000 as of October 1, 2007. Mr. Caen received warrants and options as part of restructuring his compensatory arrangements in 2006 (see outstanding equity awards information below).

(2) Of $565,000 paid during 2007, $302,000 was paid as compensation earned in 2007, and $180,000 and $83,0000 were paid respectively as compensation earned but previously unpaid in 2006 and 2005.

(3) $5,000 was accrued as director's fees but was not paid.

(4) Of $407,500 accrued during 2006, only $249,167 was paid during 2006 to Mr. Caen.

(5) $15,000 was accrued during 2006 as director's fees but was not paid.

Grants of Plan Based Awards for Fiscal Year Ended December 31, 2007

The following table provides information on stock options and warrants granted in 2007 to our Named Executive Officer. By providing the Grant Date Fair Value of Awards in the table we do not imply any assurance that such values will ever be realized.

Name	Grant Date	Approval Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option and Warrant Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option and Warrant Awards ($/Sh)	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value Of Awards ($(1)
(1)							

(1) No Awards were made in fiscal year 2007.

Outstanding Equity Awards
at Fiscal Year-End
December 31, 2007

The following table shows the number of shares covered by exercisable and unexercisable options and warrants held by our Named Executive Officer on December 31 2007. No other equity awards have been made to our Named Executive Officer.

	Number of Securities Underlying Unexercised Options or Warrants Exercisable	Number of Securities Underlying Unexercised Options or Warrants Unexercisable	Option or Warrant Exercise Price($)	Option or Warrant Expiration Date
Herve Caen	6,120,000	--- (1)(2)(3)	.0279	10/02/2016

(1) 100% of the securities vested on October 2, 2006.

(2) Pricing was determined over an average closing price over ten days subsequent to the resolution authorizing the issuance of the options and warrants to the Named Executive Officer.

(3) The 6,100,000 warrants were issued to the officer to reduce his compensation and to convert a portion of his unpaid compensation into a conditional demand note. The 20,000 options were granted as directors' fees.

Option Exercises and Stock Vested as of
Fiscal Year-End December 31, 2007

The table below shows the number of shares of our common stock acquired by the Named Executive Officer during 2007 on the exercise of options and warrants. No stock awards to the Named Executive Officer vested in 2007.

	Option Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**
Herve Caen	0	0

2007 Director Compensation

The chart below summarizes remuneration paid to non-employee directors during 2007 in the form of cash or stock option awards or warrants. The value shown for stock options or warrants is the dollar amount we recognized for financial statement reporting purposes in 2007 in accordance with FAS 123R.

Name		Fees Earned or Paid in Cash ($)	Warrants or Option Awards ($)	All Other Compensation ($)	Total ($)
Eric Caen		5,000		—	5,000
Michel Welter	(1)	8,750			8,750

(1) Included in the fees earned by Michel Welter is compensation for his services on the Audit, Compensation and Independent Committees.

Employment Agreements

Mr. Hervé Caen currently serves as our Chief Executive Officer and interim Chief Financial Officer. We previously entered into an employment agreement with Mr. Hervé Caen for a term of three years through November 2002, pursuant to which he currently serves as our Chairman of the Board of Directors and Chief Executive Officer. The employment agreement provided for an annual base salary of $250,000 (subsequently increased to $460,000), with such annual raises as may be approved by the Board of Directors, plus annual bonuses at the discretion of the Board of Directors. In October 2006 the Company reduced the base salary of Mr. Caen from $460,000 to $250,000 and as of October 1, 2007 his salary reverted to $460,000 per year. Mr. Caen is also entitled to participate in the incentive compensation and other employee benefit plans established by us from time to time

Compensation Committee Interlocks and Insider Participation

The Compensation Committee currently consists of Michel Welter. During 2007 and 2006, decisions regarding executive compensation were made by our Compensation Committee. Neither the current member of our Compensation Committee nor any of our executive officer or directors had a relationship that would constitute an interlocking relationship with executive officers and directors of another entity.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

Whenever we use a general statement to incorporate this 10-K/A by reference into another of our documents filed with the SEC, the following table is excluded. The following table will not be deemed filed under the Securities Act or the Exchange Act unless we explicitly incorporate it by reference in such a filing.

The following table summarizes information about the options and other equity compensation under our equity plans as of the close of business on December 31, 2007.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#) (a)	Weighted Average Exercise Price ($) (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (#) (c)
Equity Compensation Plans Approved by Stockholders	1,410,000 (1)	0.044	8,590,000
Equity Compensation Plans Not Approved by Stockholders	7,330,298 (2)	0.38	0
TOTAL	8,740,298		8,590,000

(1) The Company has one stock option plan currently outstanding. Under the 1997 Stock Incentive Plan, as amended (the "1997 Plan"), the Company may grant options to its employees, consultants and directors, which generally vest from three to five years. At the Company's 2002 annual stockholders' meeting, its stockholders voted to approve an amendment to the 1997 Plan to increase the number of authorized shares of common stock available for issuance under the 1997 Plan from four million to 10 million. The Company's Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan- 1991, as amended (the "1991 Plan"), and the Company's Incentive Stock Option and Nonqualified Stock Option Plan-1994, as amended, (the "1994 Plan"), have been terminated.

(2) During fiscal year 2006, the Board of Directors granted to the Named Executive Officer 6,100,000 warrants to purchase the Company's common stock at an immediately exercisable exercise price of $.0279 per share (average closing price over ten days prior to the resolution authorizing the issuance of the warrants). 170,000 warrants were issued to Mr. Welter and 100,000 were issued to Eric Caen each at the same exercise price as the Named Executive Officer. The remaining 960,298 warrants were issued in prior years to persons not currently affiliated with us.

Security Ownership of Principal Stockholders and Management

The following table shows, as of March 31, 2008 information concerning the shares of common stock beneficially owned by each person known by Interplay to be the beneficial owner of more than 5% of our Common Stock (other than directors, executive officers and depositaries). This information is based on publicly available information filed with the SEC as March 31, 2008.

Titus Interactive SA (placed in involuntary bankruptcy in January, 2005) controlled and now Financial Planning and Development S.A. ("FPD") controls a majority of our voting stock and can elect a majority of our Board of Directors and prevent an acquisition of us that is favorable to our other stockholders. Alternatively, Titus could and FPD can also cause a sale of control of our Company that may not be favorable to our other stockholders.

Name and Address		Shares Beneficially Owned	Percent of Class(1)
Financial Planning And Development S.A. 38 Avenue Du X Septembre L-2550 Luxembourg	(1)(2)	58,426,293	56.3%

(1) Based on 103,855,634 shares of common stock outstanding as of March 31, 2008 (inclusive of treasury shares). Under Rule 13d-3 of the Securities Exchange Act of 1934, certain shares may be deemed to be beneficially owned by more than one person (if, for example, a person shares the power to vote or the power to dispose of the shares). As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding as of March 31, 2008.

(2) Titus owned and now FPD owns approximately 58 million shares of common stock. As a consequence, Titus could and FPD can control substantially all matters requiring stockholder approval, including the election of directors, subject to our stockholders' cumulative voting rights, and the approval of mergers or other business combination transactions. This concentration of voting power could discourage or prevent a change in control that otherwise could result in a premium in the price of our common stock. Further, Titus could and FPD can cause a sale of control of our Company that may not be favorable to our stockholders. Such a sale, including if it involves a dispersion of shares to multiple stockholders, further could have the effect of making any business combination, or a sale of all of our shares as a whole, more difficult.

The following table shows, as of March 31, 2008, information with respect to the shares of Common Stock beneficially owned by (1) each director and director nominee, (2) each person (other than a person who is also a director or a director nominee) who is an executive officer named in the Summary Compensation Table below, and (3) all executive officers and directors as a group.

	Shares Beneficially Owned			
Name(1)	Shares of Common Stock Owned(2)	Shares Subject to Options Exercisable on or Before March 31 , 2008(3)	Total	Percent of Class(4)
Herve Caen ** (5)	8,681,306	6,120,000	14,801,306	14.2%
Eric Caen	30,001	170,000	200,001	*
Michel Welter	60,001	240,000	300,001	*
				*
All current directors and executive officers as a group	8,771,308	6,530,000	15,301,308	14.7%

* Less than 1%.

** Current Director or Nominee

(1) The business address of each person named is c/o Interplay Entertainment Corp., 100 N. Crescent Drive Suite 324, Beverly Hills, California 90210.

(2) Pursuant to Rule 13d-3(a), includes all shares of common stock over which the listed person has, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, voting power, which includes the power to vote, or to direct the voting of, the shares, or investment power, which includes the power to dispose, or to direct the disposition of, the shares. Interplay believes that each individual or entity named has sole investment and voting power

with respect to shares of Common Stock indicated as beneficially owned by him or her, subject to community property laws, where applicable, except where otherwise noted. Restricted shares are listed even when unvested and subject to forfeiture because the holder has the power to vote the shares.

(3) In accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, each listed person is deemed the beneficial owner of shares that the person has a right to acquire by exercise of a vested option or other right on or before the date that is 60 days before March 31, 2008 (January 31, 2008).

(4) Based on 103,855,634 shares of Common Stock outstanding on the stock records as of March 31, 2008(inclusive of treasury shares). The percentages are calculated in accordance with Rule 13d-3(d)(1), which provides that shares not outstanding that are subject to options, warrants, rights or conversion privileges exercisable on or before the date that is 60 days before March 31, 2008 (January 31, 2008) are deemed outstanding for the purpose of calculating the number and percentage that each person owns, but not deemed outstanding for the purpose of calculating the percentage that any other listed person owns.

(5) Includes 8,681,306 shares of our common stock held by Mrs. Solange Caen, Herve Caen's spouse.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Independent Committee currently consists of Mr. Welter. The Independent Committee reviews Related Persons transactions. Mr. Welter did not act as the Independent Committee during 2007 because the Company did not enter into any Related Person transactions during 2007.

Review of Related Person Transactions

The Board of Directors has adopted a written Related Person Transaction Policy, which requires the approval of the Independent Committee for all covered transactions. The Policy applies to any transaction or series of transactions in which Interplay or a subsidiary is a participant, and a "Related Person" as defined in the Policy, including executive officers, directors and their immediate family members, has a direct or indirect material interest. Under the Policy, all Related Person Transactions must be submitted to the Independent Committee for review, approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, and full disclosure of the Related Person's interest in the transaction, the Independent Committee will decide whether or not to approve the transaction and will approve only those transactions that are in the best interests of the Company.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the aggregate fees for professional services provided by Jeffrey S. Gilbert C.P.A. related to fiscal 2006 and fiscal 2007:

	2006	2007
Audit Fees(1)	$ 59,000	62,000
Audit-related Fees(2)	4,500	0
Tax-related Fees(3)	14,500	8,000

(1) Both 2006 and 2007 Audit Fees include: (i) the audit of our consolidated financial statements included in our Form 1(attendant to, or required by, statute or regulation; (ii) reviews of the interim condensed consolidated financial statements quarterly reports on Form 10-Q for 2007 ; (iii) other services related to SEC fillings; and (iv) associated expense reimburseme

(2) Audit-related Fees for 2006 include the fees for the audit of our employee benefit plan. The plan has been terminated.

(3) Tax related fees were for tax preparation for Federal and California Franchise tax returns for the tax year 2006.

The Audit Committee administers Interplay's engagement of Jeffrey S. Gilbert C.P.A. and pre-approves all audit and permissible non-audit services on a case-by-case basis. In approving non-audit services, the Audit Committee considers whether the engagement could compromise the independence of Jeffrey S. Gilbert C.P.A. and whether, for reasons of efficiency or convenience, it is in the best interest of Interplay to engage its independent registered public accounting firm to perform the services. The Audit Committee has determined that performance by Jeffrey S. Gilbert C.P.A. of the non-audit services related to the fees shown in the table above did not affect that firm's independence.

Prior to engagement, the Audit Committee pre-approves all independent auditor services, and the Audit Committee pre-approved all fees and services of Jeffrey S. Gilbert C.P.A., for work done in 2006 and 2007. The fees are budgeted and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized, at Beverly Hills, California this 29th day of April 2008.

INTERPLAY ENTERTAINMENT CORP.

By: /s/ Hervé Caen

Hervé Caen
Its: Chief Executive Officer and
Interim Chief Financial Officer
(Principal Executive and
Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K/A has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Hervé Caen Hervé Caen	Chief Executive Officer, Interim Chief Financial Officer and Director (Principal Executive and Financial and Accounting Officer)	April 29, 2008
/s/* Eric Caen Eric Caen	Director	April 29, 2008
/s/* Michel Welter Michel Welter	Director	April 29, 2008

*By Herve Caen, pursuant to power of attorney.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.
32.1	Certification of Chief Executive Officer and interim Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Hervé Caen.

Exhibit 31.1

Certification of CEO Pursuant to
Securities Exchange Act Rules 13a-14 and 15d-14
as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Hervé Caen, certify that:

1. I have reviewed this annual report on Form 10-K/A of Interplay Entertainment Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such internal control over financial reporting to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 29, 2008

/s/ Hervé Caen

Hervé Caen
Chief Executive Officer

Exhibit 31.2

Certification of Interim CFO Pursuant to
Securities Exchange Act Rules 13a-14 and 15d-14
as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Hervé Caen, certify that:

1. I have reviewed this annual report on Form 10-K/A of Interplay Entertainment Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such internal control over financial reporting to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 29, 2008

/s/ Hervé Caen
Hervé Caen
Interim Chief Financial Officer

Exhibit 32.1

CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18,
UNITED STATES CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of Title 18, United States Code), the undersigned officer of Interplay Entertainment Corp., a Delaware corporation (the "Company"), does hereby certify with respect to the Annual Report of the Company on Form 10-K/A for the fiscal year ended December 31, 2007 as filed with the Securities and Exchange Commission (the "10-K Report") that:

(1) the 10-K Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the 10-K Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 29, 2008

/s/ Hervé Caen
Hervé Caen
Chief Executive Officer and
Interim Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended March 31, 2008

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 0-24363

Interplay Entertainment Corp.
(Exact name of the registrant as specified in its charter)

Delaware	**33-0102707**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 N. Crescent Drive, Beverly Hills, California 90210
(Address of principal executive offices)

(310) 432-1958
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [ ] Accelerated filer [ ] Non- accelerated filer [x] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes [ ] No [X]

Indicate the number of shares outstanding of each of the issuer's classes of common stock as of the latest practicable date.

Class	Issued and Outstanding at March 31, 2008
Common Stock, $0.001 par value	103,855,634

As of March 31, 2008, 103,855,634 shares of Common Stock of the Registrant were issued and outstanding. This includes 4,658,216 shares of Treasury Stock.

INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

FORM 10-Q

MARCH 31, 2008

TABLE OF CONTENTS

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS	March 31, 2008	December 31, 2007
	(unaudited)	
Current Assets:		
Cash	$ 320,000	$ 1,138,000
Trade receivables, net of allowances of $ 0 and $17,000 respectively	58,000	26,000
Inventories	1,000	1,000
Deposits	7,000	4,000
Prepaid expenses	6,000	10,000
Other receivables	17,000	13,000
Total current assets	409,000	1,192,000
Property and equipment,	51,000	9,000
Total assets	$ 460,000	$ 1,201,000
LIABILITIES AND STOCKHOLDERS' (DEFICIT)		
Current Liabilities:		
Note Payable	$ 1,045,000	$ 1,045,000
Note payable to officer and directors	684,000	729,000
Account payable	769,000	911,000
Accrued royalties	0	200,000
Deferred income	587,000	595,000
Total current liabilities	3,085,000	3,480,000
Commitments and contingencies		
Stockholders' Deficit:		
Preferred stock, $0.001 par value 5,000,000 shares authorized; no shares issued or outstanding,		
Common stock, $0.001 par value 150,000,000 shares authorized; 103,855,634 shares issued and outstanding	104,000	104,000
Paid-in capital	121,975,000	121,976,000
Accumulated deficit	(124,693,000)	(124,349,000)
Accumulated other comprehensive income (loss)	(11,000)	(10,000)
Treasury stock of 4,658,216 shares	0	0
Total stockholders' (deficit)	(2,625,000)	(2,279,000)
Total liabilities and stockholders' (deficit)	$ 460,000	$ 1,201,000

See accompanying notes.

INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended March 31,	
	2008	**2007**
Revenue	$ 57,000	$ 79,000
Cost of goods sold	0	4,000
Gross profit	57,000	75,000
Operating expenses:		
Marketing and sales	0	93,000
General and administrative	343,000	301,000
Product Development	67,000	0
Total operating expenses	410,000	394,000
Operating (loss) income	(353,000)	(319,000)
Other income (expense):		
Interest expense	(9,000)	(30,000)
Reversal of prior years recorded liabilities	0	435,000
Other	18,000	143,000
Total other income (expense)	9,000	548,000
Income before benefit for income taxes	(344,000)	229,000
Benefit for income taxes	-	-
Net income (loss) available to common stockholders	$ (344,000)	$ 229,000
Net income (loss) per common share:		
Basic	$ (.004)	$ .002
Diluted	$ (.004)	$ .002
Shares used in calculating net income (loss) per common share:		
Basic	99,197,418	99,197,418
Diluted	99,197,418	104,096,268

See accompanying notes.

INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CASH FLOWS
(Unaudited)

	Three Months Ended March 31,	
	2008	2007
Cash flows from operating activities:		
Net (loss) income	$ (344,000)	$ 229,000
Adjustments to reconcile net (loss) income to cash (used) provided by operating activities:		
Depreciation and amortization	2,000	1,000
Additional Paid in Capital – Option Expense	1,000	4,000
Reversal of prior year recorded liabilities		(435,000)
Abandonment of property and equipment	-	
Changes in operating assets and liabilities:		
Trade receivables from related parties	(32,000)	93,000
Trade receivables, net	-	
Inventories	-	
Deposits	(3,000)	
Prepaid licenses and royalties		-
Prepaid expenses	(4,000)	(6,000)
Other current assets, net	4,000	6,000
Accounts Payable	(142,000)	157,000
Accrued royalties	(200,000)	-
Note Payable Officers	8,000	8,000
Deferred revenue	(8,000)	(45,000)
Accumulated other compensation income	(5,000)	(56,000)
Net cash provided by (used in) operating activities	(723,000)	(44,000)
Cash flows from investing activities:		
Purchase of property and equipment	(42,000)	-
Net cash used in investing activities	(42,000)	0
Cash flows from financing activities:		
Repayment of current debt	(53,000)	-
Net cash provided by (used in) financing activities	(53,000)	-
Effect of exchange rate changes on cash	-	-
Net increase (decrease) in cash	(818,000)	(44,000)
Cash, beginning of period	1,138,000	50,000
Cash, end of period	$ 320,000	$ 6,000
Supplemental cash flow information :		
Cash paid for:		
Interest	$ 0	$ 0
Taxes	$ 0	$ 0

See accompanying notes.

Interplay Entertainment and Subsidiaries
Notes to Consolidated Condensed Financial Statements
Three Months Ended March 31, 2008
(Unaudited)

Note 1. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Interplay Entertainment Corp. (which we refer to as the "Company" in these Notes) and its subsidiaries reflect all adjustments (consisting only of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of the results for the interim period in accordance with instructions for Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all information and footnotes required by accounting principles generally accepted in the United States ("GAAP") for complete financial statements. The results of operations for the current interim period are not necessarily indicative of results to be expected for the current year or any other period. The balance sheet at December 31, 2007 has been derived from the audited consolidated financial statements at that date, but does not include all information and footnotes required by GAAP for complete financial statements.

These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 as filed with the U.S. Securities and Exchange Commission ("SEC").

Factors Affecting Future Performance and Going Concern Status

The Company's independent public accountant included a "going concern" explanatory paragraph in his audit report on the December 31, 2007 consolidated financial statements which were prepared assuming that the Company will continue as a going concern.

The Company continues to seek external sources of funding including, but not limited to, a private placement or public offering of the Company's capital stock, the sale of selected assets, the licensing of certain product rights in selected territories, selected distribution agreements, and/or other strategic transactions sufficient to provide short-term funding, and potentially achieve the Company's long-term strategic objectives. Although the Company has had some success in licensing certain of its products in the past, no assurance can be given that the Company will do so in the future.

The Company expects that it will need to obtain additional financing or income. However, no assurance can be given that alternative sources of funding can be obtained on acceptable terms, or at all. These conditions, combined with the Company's historical operating losses and its deficits in stockholders' equity and working capital, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that might result from the outcome of this uncertainty.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made in preparing the condensed consolidated financial statements include, among others, sales returns and allowances, cash flows used to evaluate the recoverability of prepaid licenses and royalties, channel exposure and long-lived assets, and certain accrued liabilities related to litigation and the probability of what creditors can collect on previously recorded accruals and payables.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Interplay Entertainment Corp. and its wholly-owned subsidiaries, Interplay Productions Limited (U.K.), Interplay OEM, Inc., Interplay Co., Ltd., (Japan) the business of which was closed during the 4th quarter 2006 (immaterial to consolidated results) and Games On-line. All significant inter-company accounts and transactions have been eliminated.

Note 2. Note Payable

The Company issued to Atari Interactive, Inc. ("Atari") a Promissory Note bearing no interest, due December 31, 2006, in the principal amount of $2.0 million in connection with Atari entering into tri-party agreements with the Company and its then main distributors, Vivendi and Avalon. On March 28, 2007 both parties agreed to extend the maturity of the promissory note until March 31, 2008 and the note is now delinquent. The Company is in dispute with Atari and believes it may have various claims that may offset some or all of the balance owed to Atari. The note was issued in payment of all outstanding accrued royalties due Atari under the Dungeons & Dragons license agreement which license was terminated by Atari on April 23, 2004. At March 31, 2008, the balance owed to Atari, is $1.045 million as a result of payments made by Vivendi and Avalon on the Company's behalf to Atari.

Note 3. Note Payable to Officer and Directors

The Company issued on October 2, 2006 to the following officer and directors Herve Caen, Eric Caen and Michel Welter conditional demand notes which have since become demand notes (due to the change in control resulting from Financial Planning and Development SA's acquisition of approximately 56% of the Company's outstanding stock) bearing a 5% annual interest rate . The demand notes were issued for the earned but unpaid directors' fees to Herve Caen for $50,000, to Eric Caen for $50,000, to Michel Welter for $85,000, and for earned but unpaid salary to Herve Caen in the amount of $500,000. A total of $684,000 in principal and interest remains outstanding under the demand notes as of March 31, 2008. Interest accrued on the demand notes as of March 31, 2008 was $44,000. As of March 31, 2008 the demand note to Eric Caen for $50,000 was paid in full.

Note 4. Advances from Distributors and Licensees which are Considered Deferred Income

Advances for future distribution and licensee rights as of March 31, 2008 amounted to $587,000.

Note 5. Segment and Geographical Information

The Company operates in one principal business segment, which is managed primarily from the Company's U.S. headquarters.

Net revenues by geographic regions were as follows:

	Three months ended March 31,			
	2008		2007	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
North America	$ 0	0 %	$ 2	3 %
Europe	57	100	77	97
Rest of World	0	0	0	0
OEM, royalty and licensing	0	0	0	0
	$ 57	100 %	$ 79	100 %

Note 6. Employee Stock Options

Stock-Based Compensation

The Company utilizes SFAS No. 123(R), *"Share-Based Payment"* ("SFAS 123R"), which requires the measurement and recognition of compensation cost at fair value for all share-based payments, including stock options and restricted stock awards.

At March 31, 2008, the Company has one stock-based employee compensation plan. Stock-based employee compensation cost approximated $1,000 as reflected in net income for the quarter ended March 31, 2008. No employee stock options were granted during the quarter ended March 31, 2008.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

Interplay Entertainment Corp., which we refer to in this Report as "we," "us," or "our," is a developer, publisher and licensor of interactive entertainment software and intellectual properties for both core gamers and the mass market. The information contained in this Form 10-Q is intended to update the information contained in our Annual Report on Form 10-K for the year ended December 31, 2007, as amended, and presumes that readers have access to, and will have read, the "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information contained in such Form 10-K, as amended.

This Report on Form 10-Q contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and such forward-looking statements are subject to the safe harbors created thereby. For this purpose, any statements contained in this Form 10-Q, except for historical information, may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "should," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to help identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties, as well as on certain assumptions. For example, any statements regarding future cash flow, revenue or expense expectations, including those forward-looking statements in "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations", financing activities, future cash flows, cash constraints, sales or mergers and cost reduction measures are forward-looking statements and there can be no assurance that we will effect any or all of these objectives in the future. Specifically, the forward-looking statements in this Item 2 assume that we will continue as a going concern. Risks and Uncertainties that may affect our future results are discussed in more detail in the section titled "Risk Factors" in Item 1A of Part I of our Form 10-K. Assumptions relating to our forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements are reasonable, our industry, business and operations are subject to substantial risks, and the inclusion of such information should not be regarded as a representation by management that any particular objective or plans will be achieved. In addition, risks, uncertainties and assumptions change as events or circumstances change. We disclaim any obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances occurring subsequent to the filing of this Form 10-Q with the SEC or otherwise to revise or update any oral or written forward-looking statement that may be made from time to time by us or on our behalf.

Management's Discussion of Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these condensed consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including, among others, those related to revenue recognition, prepaid licenses and royalties and software development costs. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Results of Operations

The following table sets forth certain selected consolidated statements of operations data, segment data and platform data for the periods indicated in dollars and as a percentage of total net revenues:

	Three Months Ended March 31,			
	2008		2007	
	Amount	% of Net Revenues	Amount	% of Net Revenues
	(Dollars in thousands)			
Net revenues	$ 57	100 %	$ 79	100 %
Cost of goods sold	0	0 %	4	5 %
Gross profit	57	100 %	75	95 %
Operating expenses:				
Marketing and sales	0	0 %	93	117 %
General and administrative	343	602 %	301	381 %
Product development	67	117 %	0	0 %
Total operating expenses	410	719 %	394	498 %
Operating income (loss)	(353)	(619) %	(319)	(403)%
Other (expense) income	9	15 %	548	693 %
Net income (loss)	$ (344)	(604) %	$ 229	290%
Net revenues by geographic region:				
North America	$ 0	0 %	$ 2	3 %
International	57	100 %	77	97%
OEM, royalty and licensing	0	0 %	0	0 %
	57	100 %	79	100 %
Net revenues by platform:				
Personal computer	$ 52	91 %	$ 71	90 %
Video game console	5	9 %	8	10 %
OEM, royalty and licensing	0	0 %	0	0 %
	57	100 %	79	100 %

North American, International and OEM, Royalty and Licensing Net Revenues

Geographically, our net revenues for the three months ended March 31, 2008 and 2007 breakdown as follows: (in thousands)

	2008	2007	Change	% Change
North America	$ 0	$ 2	$(2)	(100)%
International	57	77	(20)	(26) %
OEM, Royalty & Licensing	0	0	(0)	n/a
Net Revenues	$ 57	$ 79	$(20)	(25)%

Net revenues for the three months ended March 31, 2008 were $57,000, a decrease of 25% compared to the same period in 2007. This decrease resulted from a 100% decrease in North American net revenues, a 100% decrease in OEM, royalty and licensing net revenues, and a 26% decrease in International net revenues.

North American net revenues for the three months ended March 31, 2008 were $0. The decrease in North American net revenues in 2008 was mainly due to a 100% decrease in back catalog sales.

OEM, royalty and licensing net revenues for the three months ended March 31, 2008 were $0. There were no OEM Licensing deals during the first quarter of 2008.

International net revenues for the three months ended March 31, 2008 were $57,000. The decrease in International net revenues for the three months ended March 31, 2008 was mainly due to a 26% decrease in back catalog sales.

Platform Net Revenues

Our platform net revenues for the three months ended March 31, 2008 and 2007 breakdown as follows: (in thousands)

	2007	2007	Change	% Change
Personal Computer	$ 52	$71	$19	(26)%
Video Game Console	5	8	(3)	(38)%
OEM, Royalty & Licensing	0	0	0	n/a
Net Revenues	57	79	(22)	(28)%

PC net revenues for the three months ended March 31, 2008 were $52,000, a decrease of 26% compared to the same period in 2007. The decrease in PC net revenues in 2008 was primarily due to lower back catalog sales. Video game console net revenues were $5,000, a decrease of 38% for the three months ended March 31, 2008 compared to the same period in 2007, due to lower back catalog sales.

Cost of Goods Sold; Gross Profit Margin

Our net revenues, cost of goods sold and gross margin for the three months ended March 31, 2008 and 2007 breakdown as follows: (in thousands)

	2008	2007	Change	% Change
Net Revenues	$57	$79	$(22)	(28)%
Cost of Goods Sold	0	4	(4)	(100)%
Gross Profit Margin	57	75	(18)	(24)%

Cost of goods sold related to PC and video game console net revenues represents the manufacturing and related costs of interactive entertainment software products, including costs of media, manuals, duplication, packaging materials, assembly, freight and royalties paid to developers, licensors and hardware manufacturers. Cost of goods sold related to royalty-based net revenues primarily represents third party licensing fees and royalties paid by us. Typically, cost of goods sold as a percentage of net revenues for video game console products is higher than cost of goods sold as a percentage of net revenues for PC based products due to the relatively higher manufacturing and royalty costs associated with video game console and affiliate label products. We also include in the cost of goods sold the amortization of prepaid royalty and license fees paid to third party software developers. We expense prepaid royalties over a period of six months commencing with the initial shipment of the title at a rate based upon the number of units shipped. We evaluate the likelihood of future realization of prepaid royalties and license fees quarterly, on a product-by-product basis, and charge the cost of goods sold for any amounts that we deem unlikely to realize through future product sales.

Our cost of goods sold decreased 100% to $0 in the three months ended March 31, 2008 compared to the same period in 2007.

Our gross margin increased to 100% for the 2008 period from 94% in the 2007 period.

Marketing and Sales

Our marketing and sales expense for the three months ended March 31, 2008 and 2007 breakdown as follows: (in thousands)

	2008	2007	Change	% Change
Marketing and Sales	$0	$93	$(93)	(100)%

Marketing and sales expenses primarily consist of advertising and retail marketing support, sales commissions, marketing and sales personnel, customer support services and other related operating expenses. Marketing and sales expenses for the three months ended March 31, 2008 were $0 a 100% decrease compared to the 2007 period.

General and Administrative

Our general and administrative expense for the three months ended March 31, 2008 and 2007 breakdown as follows: (in thousands)

	2008	2007	Change	% Change
General and Administrative	$343	$301	$42	14%

General and administrative expenses primarily consist of administrative personnel expenses, facilities costs, professional fees, bad debt expenses and other related operating expenses. General and administrative expenses for the three months ended March 31, 2008 were $343,000 a 14% increase decrease as compared to the same period in 2007. The increase is mainly due to a $43,000 increase in personnel costs and general expenses.

Product Development

Our product development expenses for the three months ended March 31, 2008 and 2007 breakdown as follows: (in thousands)

	2008	2007	Change	% Change
Product Development	$67	$0	$67	100%

Product development expenses were $67,000, a 100% increase as compared to the same period in 2007. This increase was mainly due to the hiring of a software development team in the first quarter of 2008.

Other Expense (Income), Net

Our other expense (income) for the three months ended March 31, 2008 and 2007 breakdown as follows: (in thousands)

	2008	2007	Change	% Change
Other Expense (Income)	$(9)	$(548)	$(539)	(98)%

Other income consists primarily of recognition of expired contract in the amount of $7,000, rental income in the amount of $6,000 interest income in the amount of $5,000, foreign currency exchange transaction gains in the amount of $10,000, interest expense on debt in the amount of $9,000 and miscellaneous expenses in the amount of $10,000. Other income for the three months ended March 31, 2008 was $9,000, a 98% decrease as compared to the same period in 2007.

Liquidity and Capital Resources

As of March 31, 2008, we had a working capital deficit of approximately $2.7 million, and our cash balance was approximately $320,000. There is a balance owing to Atari of approximately $1 million, and we may be unable to satisfy this debt which became due on March 31, 2008. We are in dispute with Atari and believe we may have various claims that may offset some or all of this balance. In any event, we cannot continue to fund our current operations without obtaining additional financing or income.

We have sold "Fallout" to a third party and have obtained the License Back to allow us to create, develop and exploit a "Fallout" MMOG. We are planning to exploit the License Back of "Fallout" MMOG and are reviewing the avenues for securing financing of at least $30 million to fund its production.

The Company is now focused on a two-pronged growth strategy. While the Company is working to secure funding for the development of a MMOG based on the popular "Fallout" franchise, the Company is at the same time exploring ways to leverage its portfolio of gaming properties through sequels and various development and publishing arrangements. The Company is planning, if the Company can obtain financing, to develop sequels to some of the most successful games, including Earthworm Jim, Dark Alliance, Descent and MDK. The Company has reinitiated its in-house game development studio, and has hired game developers. Initial funding for these steps will mainly derive from the remaining proceeds from the sale of "Fallout" and license arrangements that the Company enters into.

The Company continues to seek external sources of funding, including but not limited to, incurring debt, the selling of assets or securities, licensing of certain product rights in selected territories, selected distribution agreements, and/or other strategic transactions sufficient to provide short-term funding, and achieve our long-term strategic objectives.

Historically, we have funded our operations primarily from the sale of, or royalties generated by licensing of, our intellectual property rights and distribution fee advances of our products.

Our operating activities used cash of $818,000 during the three months ended March 31, 2008. We expect in the remainder of 2008 to enter into license arrangements and to seek funding for the development of games.

No assurance can be given that funding can be obtained by us on acceptable terms, or at all. These conditions, combined with our deficits in stockholders' equity and working capital, raise substantial doubt about our ability to continue as a going concern.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements under which we have obligations under a guaranteed contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45 "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". We do not have any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets. We also do not have any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument. We have no obligations, including a contingent obligation arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities, as amended) in an unconsolidated entity that is held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with us.

Contractual Obligations

The following table summarizes certain of our contractual obligations under non-cancelable contracts and other commitments at March 31, 2008, and the effect such obligations are expected to have on our liquidity and cash flow in future periods. (in thousands)

Contractual Obligations	Total	Less than **1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Lease Commitments (1)	20	5	15		
Total	20	5	15		

(1) We had a lease commitment at the Beverly Hills office through April 2008 . The Company is presently in negotiations to extend that lease but no commitments have been made. We also have a lease commitment at the French representation office through February 28, 2011 with an option for an additional 3 years.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

We do not have any derivative financial instruments as of March 31, 2008. However, we are exposed to certain market risks arising from transactions in the normal course of business, principally the risk associated with foreign currency fluctuations. We do not hedge our interest rate risk, or our risk associated with foreign currency fluctuations.

INTEREST RATE RISK

Currently, we do not have a line of credit, but we anticipate we may establish a line of credit in the future.

FOREIGN CURRENCY RISK

Our earnings are affected by fluctuations in the value of our foreign subsidiary's functional currency, and by fluctuations in the value of the functional currency of our foreign receivables.

We recognized gains of $10,000 and $40,000 during the three months ended March 31, 2008 and 2007 respectively, primarily in connection with foreign exchange fluctuations in the timing of payments received on accounts receivable which have been from Interplay Productions Ltd.

Item 4T. Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and interim Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon this evaluation, our Chief Executive Officer and interim Chief Financial Officer concluded that our disclosure controls and procedures were effective, at the reasonable assurance level, in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms and in timely alerting him to material information required to be included in this report.

There were no changes made in our internal controls over financial reporting that occurred during the quarter ended March 31, 2008 that have materially affected or are reasonably likely to materially affect these controls.

Our management, including the Chief Executive Officer and Interim Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will necessarily prevent all fraud and material errors. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations on all internal control systems, our internal control system can provide only reasonable assurance of achieving its objectives and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, and/or by management override of the control. The design of any system of internal control is also based in part upon certain assumptions about the likelihood of future events, and there can be no can provide only reasonable, not absolute assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in circumstances, and/or the degree of compliance with the policies and procedures may deteriorate.

PART II - OTHER INFORMATION

Item 1A. RISK FACTORS

There have been no material changes to the risk factors disclosed in Item 1A to Part 1 of our form 10-K for the fiscal year ended December 31, 2007.

Item 6. Exhibits

(a) Exhibits - The following exhibits, other than exhibit 32.1 which is being furnished herewith, are filed as part of this report:

Exhibit Number	Exhibit Title
3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with Delaware Secretary of State on January 21, 2004; (refiled to reflect original execution date).
10.07	Form of warrant agreement for directors and employees of the Company; (incorporated herein by reference to Exhibit 4.1 of the Company's S-8 filed on May 2, 2008).
31.1	Certificate of Hervé Caen, Chief Executive Officer of Interplay Entertainment Corp. pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.
31.2	Certificate of Hervé Caen, Interim Chief Financial Officer of Interplay Entertainment Corp. pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.
32.1	Certificate of Hervé Caen, Chief Executive Officer and Interim Chief Financial Officer of Interplay Entertainment Corp. pursuant to Rule 13a-14(b) of the Securities and Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERPLAY ENTERTAINMENT CORP.

Date: May 15, 2008

By: /s/ HERVE CAEN
Hervé Caen,
Chief Executive Officer and
Interim Chief Financial Officer
(Principal Executive and
Financial and Accounting Officer)

EXHIBIT 31.1

Certification of CEO Pursuant to
Securities Exchange Act Rules 13a-15(e) and 15d-14(e)
as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Hervé Caen, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Interplay Entertainment Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 15, 2008

/s/ Herve Caen
Hervé Caen
Chief Executive Officer

EXHIBIT 31.2

Certification of Interim CFO Pursuant to
Securities Exchange Act Rules 13a-15(e) and 15d-15(a)
as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Hervé Caen, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Interplay Entertainment Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 15, 2008

/s/Herve Caen
Hervé Caen
Interim Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
SECURITIES EXCHANGE ACT RULES 13a-14(b) AND 15d-14(b)
AS ADOPTED PURSUANT SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18,
UNITED STATES CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of Title 18, United States Code), the undersigned officer of Interplay Entertainment Corp., a Delaware corporation (the "Company"), does hereby certify with respect to the Quarterly Report of the Company on Form 10-Q for the quarter ended March 31, 2008 as filed with the U.S. Securities and Exchange Commission (the "10-Q Report") that, to the best of the undersigned's knowledge:

(1) the 10-Q Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the 10-Q Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 15, 2008

/s/ Hervé Caen
Hervé Caen
Chief Executive Officer and Interim Chief Financial Officer

CORPORATE INFORMATION

Interplay Entertainment Corp. and Subsidiaries

CORPORATE OFFICERS

BOARD OF DIRECTORS

Eric Caen
Chief Executive Officer
Glow Entertainment Group

Herve Caen
Chairman of the Board, Chief Executive Officer
and Interim Chief Financial Officer
Interplay Entertainment Corp.

Michel Welter
President
Weltertainment

CORPORATE EXECUTIVES

Herve Caen
Chief Executive Officer
and Interim Chief Financial Officer

David Berman
Controller

CORPORATE OFFICES

Corporate Headquarters

100 North Crescent Drive Suite 324
Beverly Hills, CA 90210

Development Studio
Irvine, California

International
Interplay Productions Limited
London, England

Auditors
Jeffrey S. Gilbert C.P.A.
Los Angeles, California

Legal Counsel
Shartsis Friese LLP
San Francisco, California

Transfer Agent
Computershare
Glendale, California

Annual Meeting
The Annual Meeting of stockholders
will be held on June 30, 2008 at 5:00 P.M.
at the Company's headquarters:

100 North Crescent Drive Suite 324
Beverly Hills, CA 90210
(310) 432-1958

Interplay

INTERPLAY ENTERTAINMENT CORP.
100 NORTH CRESCENT DRIVE
BEVERLY HILLS, CA 90210
(310) 432-1958
WWW.INTERPLAY.COM

END